     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 9, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               NETWORK PLUS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                       4813
      (STATE OR OTHER JURISDICTION OF                (PRIMARY STANDARD INDUSTRIAL
       INCORPORATION OR ORGANIZATION)                CLASSIFICATION CODE NUMBER)

                  DELAWARE                                     04-3430576
      (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
       INCORPORATION OR ORGANIZATION)                     IDENTIFICATION NO.)

                              234 COPELAND STREET
                          QUINCY, MASSACHUSETTS 02169
                                 (617) 786-4000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             JAMES J. CROWLEY, ESQ.
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF OPERATING OFFICER
                               NETWORK PLUS CORP.
                              234 COPELAND STREET
                          QUINCY, MASSACHUSETTS 02169
                                 (617) 786-4000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

                   JEFFREY N. CARP, ESQ.                                        JOHN T. GAFFNEY, ESQ.
                  WILLIAM S. GEHRKE, ESQ.                                      CRAVATH, SWAINE & MOORE
                     HALE AND DORR LLP                                            825 EIGHTH AVENUE
                      60 STATE STREET                                          NEW YORK, NEW YORK 10019
                BOSTON, MASSACHUSETTS 02109                                         (212) 474-1000
                       (617) 526-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date hereof.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ----------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                     PROPOSED      PROPOSED
                                                                                     MAXIMUM       MAXIMUM
                                                                    AMOUNT           OFFERING     AGGREGATE     AMOUNT OF
                   TITLE OF EACH CLASS OF                            TO BE          PRICE PER      OFFERING    REGISTRATION
                SECURITIES TO BE REGISTERED                       REGISTERED          SHARE         PRICE          FEE
---------------------------------------------------------------------------------------------------------------------------
Depositary Shares each representing 1/10 of a share of     %
  Series A Cumulative Convertible Preferred Stock
  (liquidation preference $50 per share)....................   2,875,000 shares     $50.00(1)    $143,750,000    $37,950
---------------------------------------------------------------------------------------------------------------------------
    % Series A Cumulative Convertible Preferred Stock, $.01
  par value per share (liquidation preference $500 per
  share)....................................................    287,500 shares         N.A.          N.A.        N.A.(2)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share, issuable upon
  conversion of the Depositary Shares or     % Series A
  Cumulative Convertible Preferred Stock....................          (3)              N.A.          N.A.        N.A.(2)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share, issuable as
  dividends on the     % Series A Cumulative Convertible
  Preferred Stock...........................................    600,000 shares     $56.1875(4)   $33,712,500      $8,901
---------------------------------------------------------------------------------------------------------------------------
Total                                                                                            $177,462,500    $46,851
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

(2) Pursuant to Rule 457(i), no additional registration fee is required in
    connection with the registration of the Registrant's    % Series A
    Cumulative Convertible Preferred Stock or the Common Stock issuable upon
    conversion of the Depositary Shares or the    % Series A Cumulative
    Convertible Preferred Stock.

(3) An indeterminate number of shares of Common Stock are registered hereunder which may be issued in connection with the conversion of Depositary Shares
    or shares of    % Series A Cumulative Convertible Preferred Stock. Pursuant
    to Rule 416, an indeterminate number of additional shares of Common Stock are registered hereunder which may be issued in the event that applicable antidilution provisions with respect to conversion of the Depositary Shares
    and    % Series A Cumulative Convertible Preferred Stock become operative.

(4) Based on the average of the high and low sales prices on March 6, 2000, as reported on the Nasdaq National Market pursuant to Rule 457(c).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION. DATED MARCH 9, 2000.

[NETWORK PLUS CORPORATE LOGO]

                               NETWORK PLUS CORP.

    2,500,000 depositary shares each representing 1/10 of a share of     %
series A cumulative convertible preferred stock,     shares of     % series A
cumulative convertible preferred stock and              shares of common stock
issuable upon conversion or redemption of, or payable as dividends on, the
depositary shares or the     % series A cumulative convertible preferred stock
                            ------------------------

    We are offering all of these depositary shares, and we will receive all of the proceeds of this offering.

    We are offering the depositary shares at the same time that we are offering shares of our common stock for an aggregate offering price of $250,000,000. Our offering of the depositary shares is contingent upon the closing of our offering of the common stock.

    This prospectus is being used in connection with the offering of up to
2,500,000 depositary shares each representing 1/10 of a share of     % series A
cumulative convertible preferred stock, liquidation preference $500 per share,
or $50 per depositary share, and up to              shares of common stock
issuable upon conversion or redemption of, or payable as dividends on, the depositary shares or the [ ]% convertible preferred stock.

    Holders of the depositary shares are entitled to all proportional rights and preferences of the [ ]% convertible preferred stock, including dividend,
voting, redemption, conversion and liquidation rights. Dividends on the [    ]%
convertible preferred stock accumulate at a rate per annum equal to     % of the
liquidation preference per share of [           ]% convertible preferred stock
and are payable quarterly, in arrears, on [           ], [           ],
[           ], and [           ] of each year, commencing on          , 2000. We
may pay dividends in cash or shares of our common stock.

    Holders of the [ ]% convertible preferred stock may convert the [ ]% convertible preferred stock into shares of common stock at any time unless
previously redeemed or repurchased, at a rate of              shares of common
stock per depositary share, or              shares of common stock per share of
[  ]% convertible preferred stock, subject to adjustment in certain events.

    The shares of [  ]% convertible preferred stock and the depositary shares
are redeemable at our option after            , 2005, in whole or in part, at
the redemption prices set forth in this prospectus.

    Our common stock is quoted on the Nasdaq National Market under the symbol "NPLS". On March 7, 2000, the last reported sale price of the common stock was $56.00 per share. We intend to apply for listing of the depositary shares on the
Nasdaq National Market under the symbol "      ".

    Please see "Risk Factors" on page   of this prospectus for a discussion of
certain factors that you should consider before buying the depositary shares.
                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                              PER DEPOSITARY SHARE     TOTAL
                                                              --------------------     -----
Initial price to the public(1)..............................
Underwriting discounts and commissions(2)...................
Proceeds, before expenses, to Network Plus..................

---------------
(1) Plus accumulated distributions, if any, from              .

(2) Underwriting discounts and commissions of $    per depositary share will be
    paid by Network Plus.

    To the extent that the underwriters sell more than     depositary shares,
the underwriters have the option to purchase up to an additional     depositary
shares from Network Plus at the initial price to the public less the underwriting discounts and commissions.
                            ------------------------

    The underwriters expect to deliver the depositary shares against payment in
New York, New York on            , 2000.

GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                            ------------------------

                       Prospectus dated          , 2000.

INSIDE FRONT COVER
AND CENTERSPREAD:      Maps showing Network Plus' existing and planned
                       switches and existing and planned co-location deployment in Northeast

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                  NETWORK PLUS

OVERVIEW

     Network Plus is a network-based communications provider offering a comprehensive suite of broadband data, telecommunications and e.Commerce hosting services. Our services include local and long distance voice, high-speed data, Internet and web and managed server hosting. We currently utilize digital subscriber line, or DSL, technology to provide high-speed data and Internet access and are a pioneer in providing local and long distance services using voice over digital subscriber line, or VoDSL, technology. We currently serve small and medium-sized business customers in the northeastern and southeastern regions of the United States. During 2000, we intend to expand into the mid-Atlantic region to establish a contiguous network footprint from New England to Florida. As of December 31, 1999, we served approximately 45,000 customers representing in excess of 66,000 local access lines and 225,000 long distance access lines. We had total revenue of $152.5 million in 1999.

     We believe that our comprehensive suite of communications services and the continuing expansion of our network enable us to acquire new customers, cross-sell additional services to existing customers and improve our overall margins.

     As of March 1, 2000, our primary network and sales assets include:

     - 197 co-locations accepted and under construction, of which 42 are operational
     - 4 Lucent 5ESS local exchange switches
     - 4 Nortel DMS 250 interexchange switches, 2 of which are also international gateway switches
     - 11,000 digital fiber miles capable of data transmission rates of 400 gigabytes per second
     - 27,000 square feet of e.Commerce data center space
     - 20,000 square feet of available "edge" co-location space and 21,000 square feet of additional space under construction
     - 273 salespersons in 12 sales offices.

     In light of our progress in building out our network in targeted markets, we have decided to expand our business plan. We intend to:

     - Expand our co-location footprint to 220 co-locations by year-end 2000 and 500 co-locations by year-end 2001.

     - Deploy 5 additional local exchange switches in Philadelphia, Washington, D.C., New Jersey and Raleigh, North Carolina by year-end 2001.

     - Expand our fiber optic network to 30,000 digital fiber miles by year-end 2001.

     - Expand our e.Commerce data center space which supports both web and managed server hosting services to 116,000 square feet in New York, Miami, Atlanta, Cambridge and Quincy by year-end 2000 and 250,000 square feet by year-end 2001, including data center space in Chicago, Philadelphia and Nashville.

     - Deploy and operate a total of 41,000 square feet of "edge" co-location space to sublet to other telecommunications companies by year-end 2000 and a total of 65,000 square feet by year-end 2001.

     - Expand our sales force to 400 sales persons by year-end 2000 and 500 sales persons by year-end 2001.

THE IMPORTANCE OF VODSL AND E.COMMERCE DATA CENTER SPACE

     The rapid growth of the Internet, the expansion of e.Commerce and the introduction of new business applications have fueled increasing demand from small and medium-sized businesses for advanced telecommunications and Internet services. To meet this demand, we offer a comprehensive suite of voice, broadband data and web and managed server hosting services. Our VoDSL technology allows us to simultaneously provide small and medium-sized businesses with up to 16 telephone lines and an "always on" high-speed connection to the Internet at speeds of up to 1.5 megabits per second over a single copper line.

     As more small and medium-sized businesses utilize the Internet to conduct their business, the need for reliable and affordable broadband access and guaranteed availability of e.Commerce web and server platforms will become increasingly vital. We believe that the increasing need for broadband access and guaranteed availability makes it impractical for small and medium-sized businesses to economically operate e.Commerce platforms on their own premises. Adequate and available redundant bandwidth and guaranteed availability of e.Commerce web and server platforms are often not available or else are cost-prohibitive. We believe that our e.Commerce data centers address this need by providing reliable and affordable broadband access and guaranteed availability of e.Commerce web and server platforms.

BUSINESS STRATEGY

     The key elements of our business strategy are discussed in detail under "Business -- Business Strategy", which we urge you to read. The following is a summary of our business strategy.

     - BE A SINGLE-SOURCE PROVIDER OF BROADBAND DATA, TELECOMMUNICATIONS AND E.COMMERCE HOSTING SERVICES. We offer a comprehensive suite of broadband data, telecommunications and e.Commerce services on a bundled and individual basis for which we provide a single bill. We believe that providing a comprehensive suite of telecommunications services, including local and long distance, high-speed data and other Internet services, as well as web and managed server hosting, will enable us to better meet the needs of our target customers, rapidly penetrate our target markets, capture a larger portion of our customers' telecommunications expenditures and increase customer retention.

     - TARGET UNDERSERVED MARKETS. We seek to be among the first to market broadband data, telecommunications and e.Commerce hosting services to small and medium-sized businesses in the majority of our markets. In addition, we believe that small and medium-sized businesses have been underserved by larger voice, data and e.Commerce hosting service providers with respect to price, breadth of product offerings and customer service.

     - EXPAND GEOGRAPHIC REACH. We intend to establish a contiguous network footprint from New England to Florida by expanding our network and service offerings into the mid-Atlantic region and certain targeted markets in the midwest.

     - CROSS-SELL LOCAL, DATA AND E.COMMERCE HOSTING SERVICES TO OUR EXISTING CUSTOMERS. As of December 31, 1999, we had ongoing relationships with approximately 45,000 customers. We believe that our ongoing customer relationships, focus on customer care and the competitive prices allowed by our bundled service and VoDSL technology will provide us with a significant opportunity to cross-sell local, VoDSL, DSL and e.Commerce hosting services to our existing customers.

     - BUILD A CAPITAL-EFFICIENT NETWORK INFRASTRUCTURE. Our strategy is to expand our network where economically justifiable, better match our capital commitment to the onset of revenue-generating activities and generate cash flow quickly. We believe that this strategy will result in higher long-term operating margins, greater control of our network and enhanced service quality. An important element of our local, VoDSL and DSL network strategy is to build our network to take advantage of our customer base and sales office coverage in the northeastern and southeastern regions of the United States while expanding into the mid-Atlantic region.

     - ACQUIRE AND RETAIN MARKET SHARE THROUGH OUR SALES FORCE AND CUSTOMER SERVICE. We intend to expand our sales force to approximately 400 members by year-end 2000 to acquire and support a growing customer base. Once we obtain a customer, we focus on providing superior customer service. We provide incentives to our sales and customer support personnel through a compensation structure that is designed to promote a high level of ongoing customer care and retention. We also provide our customers with personalized service through a single point of contact to increase customer satisfaction.

     - LEVERAGE OUR CUSTOM-DESIGNED BACK OFFICE SYSTEMS. We have deployed a custom-designed operational support system, which we refer to as LOGOS. LOGOS shortens the time between a customer order and service installation, reduces overhead costs and enables us to provide superior customer service. We believe that LOGOS enhances our productivity and service quality and provides us with a significant competitive advantage by:

        - automating many of the processes involved in moving a customer onto our network

        - automating the exchange of data with our trading partners through electronic bonding

        - enabling single-call resolution of most customer inquiries

        - providing each of our departments with a universal view of all provisioning, billing, customer service trouble ticket and collections activities for each customer

        - enabling customized service offerings, pricing and invoice formatting for our customers

        - enabling our customers to analyze traffic and usage patterns, track events and pay invoices through a secure web interface to our LOGOS system, which we call the e.Command Center.

     - EXPAND THROUGH STRATEGIC ACQUISITIONS AND ALLIANCES. We plan to consider strategic acquisitions of and alliances with related or complementary businesses. Strategic acquisitions and alliances may enable us to expand more rapidly by adding new customers and services, expanding our network footprint, as well as acquiring additional experienced employees.

     - LEVERAGE THE EXPERIENCE OF OUR MANAGEMENT TEAM. Our management team has extensive experience in the telecommunications industry. We believe the quality, experience and teamwork of our management team will be critical factors in the implementation of our growth strategy.

RECENT FINANCING DEVELOPMENTS

     On March 8, 2000, we received a commitment from Goldman Sachs Credit Partners, an affiliate of Goldman Sachs, to provide and syndicate new senior secured credit facilities in total principal amount of up to $225 million. These credit facilities will replace our existing $60 million senior credit facility and our Comdisco capital lease facility and will be used for working capital purposes and the purchase and acquisition of telecommunications assets. These facilities are expected to become available on or about June 1, 2000.

     Concurrently with this offering of depositary shares, we are offering shares of common stock for an aggregate offering price of $250 million. This offering of depositary shares is contingent upon the closing of the offering of common stock. Our offering of common stock is not contingent upon the closing of this offering.

       THE [ ]% SERIES A CUMULATIVE CONVERTIBLE PREFERRED SHARE OFFERING

Depository Shares
Offered....................  2,500,000 depositary shares, liquidation preference
                             $50 per share (liquidation preference $500 per share of [ ]% series A cumulative convertible preferred stock). Each depositary share is equal to 1/10 of one [ ]% convertible preferred share.

Use of Proceeds............  We estimate that the net proceeds from this offering of our depositary shares will be approximately $125 million ($143.75 million if the underwriters exercise their over-allotment option). We intend to use the proceeds of this offering and the estimated net proceeds of $[ ] million from the concurrent common stock offering to fund the development and expansion of our network, operational infrastructure and sales force and for working capital and general corporate purposes.

Ranking....................  The [ ]% convertible preferred shares will rank:

                             - junior to all of our existing and future indebtedness and other obligations;

                             - on parity with any other class of capital stock or preferred shares we establish after
                             [          ], 2000, the terms of which expressly
                             provide that such class or series will rank on a parity with the [ ]% convertible preferred shares as to dividend distributions and distributions upon our liquidation, winding-up and dissolution; and

                             - senior to all classes of our common stock and to each other class of capital stock or series of our
                             preferred stock established after [          ],
                             2000, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the [ ]% convertible preferred shares as to dividend distributions and distributions upon our liquidation, winding-up and dissolution.

Dividends..................  Dividends accrue at the rate of [ ]% per year and
                             are payable quarterly in arrears on [     ],
                             [     ], [     ] and [     ] of each year, starting
                             on [            ], 2000.
Optional Redemption of the
  [  ]% Convertible
  Preferred Shares.........  Beginning on [          ], 2005, we will have the
                             right to redeem some or all of the [ ]% convertible
                             preferred shares at a redemption price equal to a
                             percentage of the liquidation preference plus
                             accumulated dividends to the date of redemption.
                             From [          ], 2005, until [            ],
                             2006, the redemption price for each share will
                             equal $[       ] plus accumulated dividends. The
                             redemption price will decline each year on
                             [          ] from [          ], 2006 until it
                             equals $500.00 on [          ], 2012 and will
                             remain at $500.00 until redeemed.

Change of Control..........  If a change of control occurs, we will be required to make an offer to purchase the [ ]% convertible preferred shares. The purchase price will equal 100% of the liquidation preference of the [ ]% convertible preferred shares plus accumulated and unpaid dividends to the date of purchase.

Mandatory Redemption.......  We will be required to redeem any [ ]% convertible
                             preferred shares still outstanding on [          ],
                             2012 at a redemption price equal to 100% of the liquidation preference plus accumulated and unpaid dividends to that date.
Method of Dividend,
  Redemption and Other
  Payments.................  We may make any payments due on the [ ]%
                             convertible preferred shares, such as redemption payments:

                             - in cash,

                             - by delivery of our common stock, generally valued
                               at 95% of the average market value of our common stock, or

                             - through any combination of the two.
Optional Conversion by
  Holders..................  Holders of depositary shares will have the right to convert some or all of the [ ]% convertible preferred shares represented by the depositary shares at any time unless we have already redeemed them. The initial conversion price is $[ ] per depositary share ($[ ] per share of [ ]% convertible preferred stock). At that price, holders of the [ ]% convertible preferred shares would receive [ ] shares of our common stock for each $500 liquidation preference of [ ]% convertible preferred shares (that is, $500/$[ ]). The conversion price will be adjusted if specified dilutive events occur.

Limited Voting Rights......  Holders of the [ ]% convertible preferred shares are generally not entitled to any voting rights, unless we have not declared or paid dividends for a total of six quarterly periods.

Liquidation Preference.....  Each depositary share has a liquidation preference of $50, which is the amount a holder of one depositary share would be entitled to receive if our company were liquidated ($500 liquidation preference per share of [ ]% convertible preferred stock).

Total Liquidation
Preference.................  $[ ] or $50 per share times 2,500,000 depositary shares ($500 per share times 250,000 [ ]%
                             convertible preferred shares) or $     or $50 per
                             share times 2,875,000 depositary shares ($500 per share times 287,500 [ ]% convertible preferred shares), if the underwriters exercise their over-allotment option.

NASDAQ.....................  We intend to apply for listing of the depositary shares on the Nasdaq National Market under the
                             symbol "     ".
Concurrent Common Stock
  Offering.................  Concurrent with this offering of our depositary shares, we are offering up to [ ] shares of our common stock. The closing of this offering is conditioned upon the closing of our offering of common stock. The closing of the common stock offering is not conditioned upon the closing of this offering.

                                  RISK FACTORS

     Please see the "Risk Factors" section beginning on page for a discussion of risks that you should consider before investing in our depositary shares, each representing 1/10 of one[ ]% convertible preferred share.

                              SUMMARY INFORMATION
                             QUESTIONS AND ANSWERS

     The following information supplements, and should be read together with, the other information contained in this prospectus. This summary provides a brief overview of some aspects of the depositary shares. You should carefully read this prospectus to understand the terms of the depositary shares as well as the tax and other considerations that are important in making your decision about whether to invest in the depositary shares. You should pay special
attention to the "Risk Factors" section beginning on page   of this prospectus
to determine whether an investment in the depositary shares is appropriate for you.

WHAT ARE THE DEPOSITARY SHARES?

     Each depositary share represents a beneficial interest in 1/10 of one share
of our [     ]% convertible preferred stock. Each depositary share will entitle the holder to receive distributions of common stock or cash equal to 1/10 of the
distributions of common stock or cash in respect of one share of [     ]%
convertible preferred stock as described in this prospectus. We are offering the depositary shares at a price of $50 per share.

WHO IS NETWORK PLUS CORP.?

     We were incorporated in Delaware in July 1998. Our wholly owned operating subsidiary, Network Plus, Inc. was incorporated in Massachusetts in March 1990. Our principal executive offices are located at 234 Copeland Street, Quincy, Massachusetts 02169. Our telephone number at this location is (617) 786-4000, and our Internet address is www.np1.com. The information on our website is not incorporated into this prospectus.

WILL YOU RECEIVE DISTRIBUTIONS ON THE DEPOSITARY SHARES?

     We will pay dividends on the [     ]% convertible preferred stock that
accumulate from the date of its issuance at the rate of [     ]% per annum.
Dividends will be paid quarterly in arrears on [            ], [            ],
[            ] and [            ] of each year commencing [            ], 2000.
At our option, we may pay dividends in common stock valued at 95% of the arithmetic average of the closing price of our common stock for the ten trading days preceding the dividend payment date.

WHEN CAN WE REDEEM THE DEPOSITARY SHARES?

     We must redeem all of the outstanding depositary shares on             ,
2012.

     We can redeem some or all of the depositary shares on one or more occasions in whole or in part at the prices specified in this prospectus at any time on or
after             , 2005.

     In addition, upon a change in control event, as described in this prospectus, a holder of depositary shares may require us to redeem such holder's
depositary shares at a price equal to             .

WILL THE DEPOSITARY SHARES BE LISTED ON A STOCK EXCHANGE?

     We intend to apply for listing of the depositary shares on the Nasdaq
National Market under the symbol "   ".

WILL HOLDERS OF THE DEPOSITARY SHARES HAVE ANY VOTING RIGHTS?

     Generally, the holders of the depositary shares will not have any voting rights.

WHEN CAN I CONVERT MY DEPOSITARY SHARES INTO COMMON STOCK?

     You are permitted to convert your depositary shares into common stock at
any time at a conversion rate of           shares of common stock for one
depositary receipt subject to adjustment as described in this prospectus.

                            ------------------------

     Network Plus and the Network Plus logo are registered service marks, and LOGOS is a service mark, of Network Plus. All other trade names, trademarks and service marks used in this prospectus are the property of their respective owners.

     Unless otherwise specifically stated, information in this prospectus assumes:

     - the completion of our simultaneous common stock offering

     - the underwriters do not exercise their over-allotment option in this offering or in the common stock offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present our summary consolidated financial data, which should be read together with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus.

     We believe that net income (loss) before interest, income taxes, depreciation and amortization, or EBITDA, is a useful financial performance measure for comparing companies in the telecommunications industry in terms of operating performance, leverage and ability to incur and service debt. EBITDA provides an alternative measure of cash flow from operations. EBITDA should not be considered in isolation from, or as a substitute for, net income (loss), net cash provided by (used for) operating activities or other consolidated income or cash flow statement data presented in accordance with generally accepted accounting principles as a measure of profitability or liquidity. EBITDA does not reflect working capital changes and includes non-interest components of other income (expense), most of which are non-recurring. These items may be considered significant components in understanding and assessing our results of operations and cash flows. EBITDA may not be comparable to similarly titled amounts reported by other companies.

     For purposes of calculating the ratio of earnings to combined fixed charges, earnings represent net income (loss) before income taxes plus combined fixed charges. Combined fixed charges consist of interest expense, preferred stock dividends and accretion of issuance costs and discount, and the interest portion of operating lease rentals. Earnings were insufficient to cover combined fixed charges by $3.1 million in 1997, $5.3 million in 1998 and $31.9 million in 1999.

     The pro forma balance sheet data as adjusted for our offering of common
stock give effect to the sale by us of           shares of common stock in our
offering of common stock at an initial price to the public of $          per
share, after deducting underwriting discounts and commissions and estimated
offering expenses of $          million, as if our offering of common stock had
occurred as of December 31, 1999.

     The pro forma balance sheet data as adjusted for this offering and the common stock offering give effect to the sale in this offering of 2,500,000 depositary shares, each representing 1/10 of a share of convertible preferred
stock, at an aggregate purchase price of $          , after deducting
underwriting discounts and commissions and estimated offering expenses of $ million, and the sale in our concurrent common stock offering of
          shares of common stock at an initial price to the public of $     per
share, after deducting underwriting discounts and commissions and estimated
offering expenses of $     million, as if these offerings had occurred as of
December 31, 1999.

                                                                YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------
                                                    1995      1996      1997       1998       1999
                                                    ----      ----      ----       ----       ----
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues.........................................  $49,024   $75,135   $98,209   $105,545   $152,520
Costs of services................................   35,065    57,208    78,106     78,443    122,664
Selling, general and administrative..............   17,697    19,230    25,704     29,426     51,709
Depreciation and amortization....................      276       533       994      2,037      8,564
                                                   -------   -------   -------   --------   --------
Operating loss...................................   (4,014)   (1,836)   (6,595)    (4,361)   (30,417)
Net income (loss)................................  $ 3,695   $ 1,415   $(3,191)  $ (4,383)  $(32,854)
                                                   =======   =======   =======   ========   ========
Net income (loss) applicable to common
  stockholders...................................  $ 3,695   $ 1,415   $(3,191)  $ (6,388)  $(43,579)
Net income (loss) per share applicable to common
  stockholders -- basic and diluted..............  $  0.08   $  0.03   $ (0.07)  $  (0.14)  $  (0.87)

                                                                YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------
                                                    1995      1996      1997       1998       1999
                                                    ----      ----      ----       ----       ----
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
Capital expenditures.............................  $   860   $ 2,135   $ 3,363   $ 10,919   $ 94,264
EBITDA...........................................  $ 4,121   $ 2,226   $(1,684)  $ (2,173)  $(21,421)
Ratio of earnings to combined fixed charges......     20.4x      3.7x     (2.9)x     (0.4)x     (1.0)x

                                                                   DECEMBER 31, 1999
                                                 -----------------------------------------------------
                                                              PRO FORMA              PRO FORMA
                                                             AS ADJUSTED          AS ADJUSTED FOR
                                  DECEMBER 31,              FOR THE COMMON       THIS OFFERING AND
                                      1998        ACTUAL    STOCK OFFERING   THE COMMON STOCK OFFERING
                                  ------------    ------    --------------   -------------------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......    $12,197      $ 43,031                            $
Property and equipment, net.....     15,822       101,944          101,944            101,944
Working capital.................     16,168         9,872
Total assets....................     48,868       185,972
Other long-term obligations.....      5,072        30,271           30,271             30,271
Redeemable series A preferred
  stock.........................     35,146            --               --                 --
Redeemable      % series A
  cumulative convertible
  preferred stock...............         --            --               --
Total stockholders' equity
  (deficit).....................     (6,723)       89,281

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before deciding whether to invest in our depositary shares.

                     RISK FACTORS RELATING TO OUR BUSINESS

WE HAVE A HISTORY OF NEGATIVE CASH FLOW AND SIGNIFICANT OPERATING LOSSES

     We had operating losses in each of the last five years and negative cash flow from operating activities in 1998. In 1999, we had operating losses of $30.4 million and cash flows from operating activities of $2.6 million and reported a loss of $0.87 per share applicable to common stockholders. We expect to incur significant expenditures in connection with the acquisition, development and expansion of our network infrastructure, product offerings, information technology systems and employee base. As a result, we expect to incur significant future operating losses and negative cash flow. If our revenues do not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

WE EXPECT TO REQUIRE ADDITIONAL THIRD-PARTY FINANCING

     Our ability to meet our projected growth will require substantial cash resources. The anticipated expansion of our network infrastructure through year-end 2000 and in 2001, including the addition of additional co-locations, switches, e.Commerce data centers and other network elements, and our anticipated funding of negative cash flow from operating activities through year-end 2000 and in 2001 will require approximately $475 million of capital. Furthermore, if we acquire other businesses, we may require additional financing. Under our current equipment lease facility an additional $29 million has been made available through December 31, 2000. Our current senior secured credit facility has been extended until December 31, 2000. We have a commitment for new senior secured credit facilities for an aggregate amount of up to $225 million which we expect to close on or about June 1, 2000. We expect the proceeds of this offering, the proceeds of the offering of our common stock, our current financing arrangements and internally generated funds to provide sufficient capital to fully fund our business plan. Our ability to satisfy future capital needs will depend upon our ability to renegotiate or replace our credit and equipment lease facilities, obtain supplemental financing or raise additional capital. We can give no assurance that we will be able to renegotiate or replace our credit and equipment lease facilities on acceptable terms or at all. Additional financing may also place significant limits on our financial and operating flexibility or may not be available to us. Failure to obtain future financing when needed or on acceptable terms could cause us to delay or abandon our development and expansion plans and could materially adversely affect our growth and ability to compete.

OUR QUARTERLY REVENUES AND OPERATING RESULTS ARE NOT INDICATIVE OF FUTURE PERFORMANCE AND ARE DIFFICULT TO FORECAST

     As a result of our limited operating history as a provider of broadband data, telecommunications and e.Commerce hosting services and the evolving nature of the telecommunications and Internet industries, we may not be able to accurately forecast our revenues. We do not believe that period-to-period comparisons of our operating results are necessarily meaningful, or that investors should rely upon them as indicators of future performance. In one or more future quarters, our results of operations may fall below the expectations of securities analysts and investors. This would likely materially adversely affect the trading prices of our common stock and the depositary shares.

WE CANNOT PREDICT MARKET ACCEPTANCE FOR OUR LOCAL, VODSL, DSL, INTERNET AND E.COMMERCE HOSTING SERVICES

     The markets for Internet access, broadband data, including VoDSL and DSL, web and managed server hosting and competitive local service are in the early stages of development. We have limited experience providing these additional services and can give no assurance that we will be able to do so successfully. Our ability to implement this strategy will depend on many factors, including our ability to:

     - upgrade our network and install new equipment

     - successfully meet technical and regulatory requirements with which we have had little experience to date

     - expand, train and manage our employee base

     - operate appropriate financial, operating and information systems

     - successfully integrate these services into our existing business.

     Because we offer services in these new and evolving markets and because current and future competitors are likely to introduce competing services, it is difficult for us to predict the rate at which these markets will grow. We can give no assurance that our new services will receive market acceptance or that prices and demand for these services will be sufficient to achieve or sustain profitable operations. If the markets for our new services fail to develop, grow more slowly than anticipated or become saturated with competitors, our success in these markets could be materially adversely affected.

WE MAY BE UNABLE TO MANAGE RAPID GROWTH

     Our future operating performance will depend upon our ability to implement and manage our growth effectively. Our rapid growth to date has placed, and in the future will continue to place, a significant strain on our administrative, operational and financial resources.

     We anticipate that, in order to successfully expand our business, we will be required to recruit and hire a substantial number of new sales and other personnel. Failure to attract and retain additional qualified sales and other personnel, including management personnel who can manage our growth effectively, or failure to successfully train or integrate such personnel, could materially adversely affect our future operating performance.

     To manage our growth effectively, we will also have to continue to improve and upgrade operational, financial and accounting information systems, controls and infrastructure, as well as control costs and maintain regulatory compliance. The failure to adequately strengthen our financial controls and systems or otherwise manage our growth could materially adversely affect our business, prospects, financial condition and results of operations.

OUR FAILURE TO ACHIEVE OR SUSTAIN MARKET ACCEPTANCE AT DESIRED PRICING LEVELS COULD IMPAIR OUR ABILITY TO ACHIEVE PROFITABILITY OR POSITIVE CASH FLOW

     Prices for telecommunications services have fallen historically, a trend we expect will continue. Accordingly, we cannot predict to what extent we may need to reduce our prices to remain competitive or whether we will be able to sustain future pricing levels as our competitors introduce competing services or similar services at lower prices. Our failure to achieve or sustain market acceptance at desired pricing levels could impair our ability to achieve profitability or positive cash flow, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

WE MAY BE UNABLE TO MEET OUR DEBT OBLIGATIONS

     We have a significant amount of indebtedness. In addition, our indebtedness will increase upon the closing of our new senior secured credit facilities in an aggregate principal amount of up to $225 million with Goldman Sachs Credit Partners and may increase further in the future. Our ability to repay our indebtedness will depend on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors. Some of these factors are beyond our control.

     If we are unable to service our indebtedness or other obligations, we will be forced to examine alternative strategies. These strategies may include reducing or delaying capital expenditures, restructuring or refinancing indebtedness or seeking additional debt or equity financing. We can give no assurance that any of these strategies could be effected on satisfactory terms.

     Our level of indebtedness could have important consequences to our stockholders, including the following:

     - we may not be able to pay dividends or redeem the [ ]% convertible preferred stock

     - we will have significant and increasing cash interest expense and significant principal repayment obligations with respect to outstanding indebtedness

     - our degree of leverage and debt service obligations could limit our ability to plan for, and make us more vulnerable than some of our competitors to the effects of, an economic downturn or other adverse developments

     - we may need to dedicate cash flow from our operations to debt service payments, making these funds unavailable for other purposes

     - our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes could be impaired

     - we will have a competitive disadvantage relative to the other companies in our industry with less debt.

OUR INDEBTEDNESS SUBJECTS US TO FINANCIAL AND OPERATING RESTRICTIONS

     Our current credit facility and our new senior secured credit facilities each impose operating and financial restrictions on us. These restrictions may limit our ability to:

     - incur additional indebtedness

     - issue stock of any subsidiaries

     - create liens on assets

     - pay dividends, redeem the [     ]% convertible preferred stock or make
       other distributions

     - sell assets

     - make capital expenditures

     - engage in mergers or acquisitions

     - make investments.

Failure to comply with any of these restrictions could limit the availability of borrowings or result in a default under our current or new senior secured credit facilities. For the year ended December 31, 1999, and for the remaining term of our current credit facility, the lenders agreed to amend the financial covenants in our current credit facility to grant us additional operating flexibility. If we had been unable to obtain the agreement of our lenders, we would have been in material noncompliance with our current credit facility. We can give no assurance that we will obtain a waiver or amendment for any future noncompliance with either our current credit facility or our anticipated new credit facility. The terms of any debt or equity financings undertaken by us to meet future cash requirements could further restrict our operational flexibility and adversely affect our financial condition.

OUR BUSINESS STRATEGY DEPENDS ON SECURING AND MAINTAINING INTERCONNECTION AGREEMENTS WITH LOCAL PROVIDERS

     We must enter into agreements for the interconnection of our network with the networks of the incumbent local exchange carriers and other carriers covering each market in which we intend to offer local service. Although we have entered into interconnection agreements in a number of jurisdictions, we can give no assurance that we will successfully renegotiate these agreements as they are due to expire or negotiate additional agreements as we enter new markets. The failure to secure and maintain these agreements could materially adversely affect our ability to become a single-source provider of broadband data, telecommunications and e-Commerce hosting services.

WE DEPEND ON OUR SUPPLIERS AND OTHER SERVICE PROVIDERS

     TRANSMISSION FACILITIES. We lease a portion of our transport capacity. We are dependent upon the availability of fiber optic transmission facilities owned by interexchange carriers, incumbent local exchange carriers, Internet service providers, competitive local exchange carriers and others who lease their fiber optic networks to us. Many of these entities are, or may become, our competitors. Integration of leased fiber mileage into our network will subject us to the risk that the owners of the underlying facilities, who may be competitors, will not maintain or will deny us access to these facilities. Some of these providers are currently experiencing delays in the development of their facilities, and we can give no assurance that we will be able to obtain use of these facilities on a timely basis and in the quantities we require. The risks inherent in utilizing third-party providers include the possible inability to negotiate and renew favorable supply agreements and dependence on the timeliness of the fiber optic transport providers in processing our orders for transmission facilities.

     DIGITAL SUBSCRIBER LINE SERVICES AND VOICE OVER DIGITAL SUBSCRIBER LINE SERVICES. DSL and VoDSL services depend on the quality of copper lines and the maintenance of such lines by incumbent local exchange carriers. We can give no assurances that we will be able to obtain copper lines and the services we require from these carriers on a timely basis or on terms and in quantities satisfactory to us. Our failure to do so could materially adversely affect our ability to offer high-speed Internet access, DSL and VoDSL services.

     OTHER COMPONENTS. We also rely on other companies to supply key components of our network infrastructure, including switching and networking equipment and paging services. These components are only available in the quantities and quality we require from sole or limited sources. From time to time we have experienced delays or other problems in receiving these key components. We can give no assurance that we will be able to obtain such services or facilities on the scale and within the time frames required by us at an affordable cost, or at all.

     CALL RECORDS. The accurate and prompt billing of our customers is dependent upon the timeliness and accuracy of call detail records, including those provided by carriers whose services we resell. We can give no assurance that the current carriers will continue to provide, or that new carriers, including incumbent local exchange carriers, will provide, accurate information on a timely basis. Any carrier's failure to do so could materially adversely affect our future operating performance.

WE MAY FACE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

     We may acquire other businesses that we believe will complement our existing business. These acquisitions will likely involve some or all of the following risks:

     - the difficulty of assimilating the acquired operations and personnel

     - the potential disruption of our ongoing business

     - the diversion of resources

     - the possible inability of management to maintain uniform standards, controls, procedures and policies

     - the possible difficulty of managing our growth and information systems

     - the risks of entering markets in which we have little experience

     - the potential impairment of relationships with employees or customers.

These transactions may be required for us to remain competitive. We can give no assurance that we will be able to obtain required financing for such transactions or that such transactions will occur.

COMPETITION IN OUR INDUSTRY IS INTENSE AND GROWING, AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY

     Our industry is highly competitive, and we expect competition to intensify in the future. We do not have a significant market share in any of our markets. Most of our actual and potential competitors have substantially greater financial, technical, marketing and other resources, including brand or corporate name recognition, than we do. Our success will depend upon our ability to provide high-quality services at competitive prices. Any reduction in the prices of long distance, local, VoDSL, DSL, e.Commerce hosting or other services by our competitors could materially adversely affect our business, prospects and financial condition.

     We also face the following specific competitive risks:

  OVERALL TELECOMMUNICATIONS MARKET

     - LARGER AND MORE COMPETITIVE COMPANIES RESULTING FROM TELECOMMUNICATIONS MERGERS. A continuing trend towards business combinations and alliances in the telecommunications industry may create significant new competitors to us. Many of these combined entities will have resources far greater than ours. These combined entities may provide a bundled package of telecommunications products, including local and long distance voice, VoDSL and DSL services, that compete directly with the products we offer. These entities may also offer services sooner and at more competitive rates than we do.

     - THE COMPETITIVE IMPLICATIONS OF OTHER TECHNOLOGIES. We also face competition from fixed wireless services, wireless devices that do not require site or network licensing, cellular, personal telecommunications services, other commercial mobile radio service providers and Internet telephony.

     - ENTRANCE OF FOREIGN COMPANIES INTO U.S. MARKETS. In February 1998, Federal Communications Commission rules went into effect that make it substantially easier for many foreign telecommunications companies to enter the U.S. market. This may further increase the number of competitors.

     - INTERNATIONAL MARKETS ARE HIGHLY COMPETITIVE. We compete in the highly competitive international wholesale market to obtain routes that can be profitably sold to other carriers. The routes that we can sell favorably are subject to change without notice, and it is very difficult to forecast revenue and associated margins. Loss of traffic could materially adversely affect our operating revenues.

  LONG DISTANCE SERVICES MARKET

     - CUSTOMER TURNOVER. The long distance industry is characterized by a high level of customer attrition, or "churn". Our revenues have been, and are expected to continue to be, affected by churn.

     - EFFECT OF NEW RATES AND RATE PLANS. AT&T, MCI WorldCom, Sprint and other carriers have implemented price plans aimed at residential customers with significantly simplified rate structures. These price plans and simplified rate structures may lower long distance prices. Long distance carriers have made similar offerings available to the small and medium-sized businesses we primarily serve, creating additional pricing competition and creating pressure on our gross margins. If we are unable to reduce costs in a timely manner, our margins may be significantly reduced.

     - ENTRANCE OF THE REGIONAL BELL OPERATING COMPANIES INTO THE IN-REGION LONG DISTANCE MARKET. We anticipate that a number of regional Bell operating companies will seek authority to provide in-region long distance services in 2000 and beyond. To date, only Bell Atlantic -- New York has received authority to provide in-region long distance services. Bell Atlantic has also filed to seek approval to provide long distance service in Massachusetts. Once regional Bell operating companies receive authority to offer widespread in-region long distance services, they will be in a position to offer single-source local and long distance services in direct competition with us.

  LOCAL SERVICES MARKET

     - NEED TO COMPETE WITH INCUMBENT LOCAL EXCHANGE CARRIERS. In the local telecommunications market, our primary competitor is currently the incumbent local exchange carrier serving each geographic area. An incumbent local exchange carrier is an established provider of dedicated and local telephone services to all or virtually all telephone subscribers within its service area. Incumbent local exchange carriers benefit from:

        - longstanding relationships with their customers

        - greater financial and technical resources

        - the ability to subsidize local services with revenues from other businesses

        - recent regulations that relax price restrictions and decrease regulatory oversight of incumbent local exchange carriers.

      If the incumbent local exchange carriers are allowed additional flexibility by regulators to offer discounts to large customers, engage in aggressive discount pricing practices or charge competitors excessive fees for interconnection to their networks, the revenue of their competitors, including us, could be materially adversely affected.

     - ENTRANCE OF LARGE LONG DISTANCE AND OTHER COMPANIES INTO THE LOCAL MARKET. We also face competition in local markets from other new entrants, including long distance and other carriers, many of which have significantly greater financial resources than we do. For example, AT&T, MCI WorldCom and Sprint have each begun to offer local telecommunications services in major U.S. markets. Other entities that currently or may offer local switched services include companies that have previously operated as competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers who build private networks. These entities, upon entering into appropriate interconnection agreements or resale agreements with incumbent local exchange carriers, including regional Bell operating companies, could offer single-source local and long distance services similar to those offered by us.

     - CHANGING GOVERNMENT REGULATIONS. Competition in local services has also increased as a result of changing government regulations. The federal Telecommunications Act of 1996 has increased competition in the local telecommunications market. The Telecommunications Act:

        - requires incumbent local exchange carriers to interconnect their networks with those of requesting telecommunications carriers and to allow requesting carriers to co-locate equipment at the premises of the incumbent local exchange carriers

        - requires all incumbent local exchange carriers to offer their services for resale

        - allows long distance carriers to resell local services

        - requires incumbent local exchange carriers to offer to requesting telecommunications carriers network elements on an unbundled basis

        - requires incumbent local exchange carriers to offer to requesting telecommunications carriers the services they provide to end-users at wholesale rates.

Competition may also increase as a result of a 1997 World Trade Organization agreement on telecommunications services. As a result of the agreement, the FCC has made it easier for foreign companies to enter the U.S. telecommunications market.

  DATA SERVICES AND WEB AND MANAGED SERVER HOSTING MARKETS

     The markets for data communications, web and managed server hosting and Internet access services are extremely competitive and characterized by rapid technological innovation. There are no substantial barriers to entry, and we expect that competition will intensify in the future. We expect significant competition from a large variety of companies, including long-distance service providers, cable modem service providers, Internet service providers, on-line service providers, wireless and satellite data service providers and other companies focusing on DSL and VoDSL services. These companies may offer competing products with prices or other characteristics that are more attractive than our own.

WE MAY BE UNABLE TO ADAPT TO TECHNOLOGICAL CHANGE

     The telecommunications industry has been, and is likely to continue to be, subject to:

     - rapid and significant technological change, including continuing developments in DSL technology, which does not presently have widely accepted standards

     - frequent introductions of new services and alternative technologies, including new technologies for providing high-speed data services

     - evolving industry standards.

     We expect that new products and technologies will emerge that may be superior to, or may not be compatible with, some of our products or technologies. Changes in technology could cause more competitors to enter the industry, including the network-based local market and high-speed data transport market in which we compete. Also, technological changes, including advancements in emerging wireline and wireless technologies and Internet services and technologies, could result in lower retail rates for telecommunications services. These changes could materially adversely affect our ability to price services competitively or achieve profitability.

     We cannot predict with certainty the effect of technological changes on our business. Our future success will depend, in part, on our ability to anticipate and adapt to technological changes and to offer, on a timely basis, services that meet customer demands and evolving industry standards. We rely in part on third parties, including competitors, for the development of and access to telecommunications and networking technology. As a result, we may be unable to obtain access to new technology on a timely basis or on satisfactory terms. Failure to adapt successfully to any technological change or obsolescence, or the failure to obtain access to important technologies, could materially adversely affect our future operating performance.

WE DEPEND ON INDEFEASIBLE RIGHTS-OF-USE, RIGHTS-OF-WAY AND SIMILAR AGREEMENTS

     To further develop our network, we may need to obtain indefeasible rights-of-use, local franchises, permits, rights to utilize underground conduit and aerial pole space and other rights-of-way. We would need to obtain these rights from entities such as incumbent local exchange carriers, other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. We can give no assurance that we, or the providers on whom we depend, will be able to obtain and maintain the permits and rights we may need on acceptable terms. Cancellation or non-renewal of these arrangements could materially adversely affect our business in the affected area.

THE TELECOMMUNICATIONS ACT OF 1996 AND OTHER REGULATION COULD ADVERSELY AFFECT
US

     Telecommunications services are subject to significant regulation at the federal, state, local and international levels. Delays in receiving required regulatory approvals, or new legal requirements, may materially adversely affect our business, financial condition, results of operations and prospects. In particular, we face the following regulatory risks:

     - NEED TO COMPLY WITH FEDERAL REGULATIONS. We are regulated at the federal level by the FCC. We are required to file and maintain domestic and international tariffs containing the currently effective rates, terms and conditions of service for our long distance services. We are also required to maintain an FCC authorization in connection with our international services. The FCC has the authority to sanction us or revoke our authorization if we violate applicable law.

     - LEGAL AND ADMINISTRATIVE BURDEN OF COMPLIANCE WITH DIVERSE STATE REGULATIONS. Our telecommunications operations are also subject to state laws. Compliance with state regulations, challenges by third parties to our tariffs or complaints about our practices could cause us to incur substantial expenses.

     - DIFFICULTY PREDICTING THE IMPACT OF THE TELECOMMUNICATIONS ACT. The Telecommunications Act has resulted in comprehensive changes in the regulatory environment for the telecommunications industry and has materially affected the competitive environment. We cannot predict how the FCC, state regulators, courts and the incumbent local exchange carriers will interpret and implement the relevant provisions of the Telecommunications Act.

     - CHANGES IN ACCESS CHARGES AND UNIVERSAL SERVICE. Changes in access charges and universal service will affect our cost of providing long distance service and our revenue from providing local services. Changes in the regulations requiring incumbent local exchange carriers to provide equal access for the origination and termination of calls by long distance subscribers, or in the regulations governing access charge rates or universal service contribution, could materially adversely affect our business, prospects, financial condition and results of operations.

     - CHANGES IN PAYPHONE COMPENSATION. Changes in payphone compensation will affect our cost of providing long distance service. Long distance carriers must compensate payphone owners for each and every call completed from a payphone. Changes in the amount of compensation or claims by payphone owners for compensation could adversely affect our financial results.

     - UNCERTAINTY OF THE EVOLVING REGULATORY ENVIRONMENT. There is considerable uncertainty regarding numerous regulatory issues in the telecommunications industry, including the legal status of complaints filed at the FCC to enforce interconnection agreements and the applicability of existing regulations to new technologies such as Internet telephony. We cannot predict the impact of these and other regulatory developments on our business.

WE DEPEND ON OUR BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS AND FACE RISKS RELATING TO OUR CUSTOMERS' LIQUIDITY

     Integrated management information and processing systems are vital to our growth and our ability to monitor costs, bill customers, process customer orders and operate efficiently. As we continue our transition to being an integrated telecommunications provider, the need for sophisticated billing and information systems will increase significantly. The cost of implementing these systems has been, and we expect will continue to be, substantial.

     In addition, any of the following developments could materially adversely affect our business condition, prospects or financial condition:

     - failure of vendors to deliver the required services or information in a timely and effective manner and at acceptable costs

     - our failure to adequately identify and integrate all of our information and processing needs

     - failure of our processing or information systems to perform as expected

     - our failure to upgrade systems as necessary and on a timely basis.

WE DEPEND ON THE PROMPT COLLECTION OF CUSTOMER PAYMENTS AND FACE RISKS RELATING TO OUR CUSTOMERS' LIQUIDITY

     Because we generally render our services prior to receiving payment, we are dependent upon the prompt collection of payment of our customers' bills. In turn, we are dependent upon the creditworthiness of our customers and adequate revenue assurance programs. The failure of our customers to pay their bills in a timely manner or our failure to accurately assess the creditworthiness of our customers and implement adequate revenue assurance programs could materially adversely affect our financial results.

WE MUST SECURE AND MAINTAIN PEERING ARRANGEMENTS WITH INTERNET SERVICE PROVIDERS

     We may need peering agreements with Internet service providers in order to exchange traffic with these providers without being required to pay transmission costs. The basis on which the major Internet service providers make peering available or impose settlement charges is evolving. Recently, companies that have previously offered peering have reduced or eliminated peering relationships and are establishing new and more restrictive criteria. Furthermore, if increasing costs and other requirements associated with maintaining peering with the major national Internet service providers develop, we may have to comply with those additional requirements in order to maintain peering relationships. Failure to establish and maintain peering relationships would cause us to incur additional operating expenses or abandon certain elements of our strategy, which could materially adversely affect our business condition, prospects and financial condition.

WE MAY BE UNABLE TO ATTRACT AND RETAIN MANAGEMENT PERSONNEL AND OTHER EMPLOYEES

     Our success depends to a significant extent upon the abilities and continued efforts of our management team, particularly Robert T. Hale, Jr., our chief executive officer and president, Robert T. Hale, the chairman of our board, and other members of our senior management team. Only one of our executive officers is subject to an employment agreement providing for continuing employment. The loss of any of these individuals could materially adversely affect our business, prospects and financial condition. Our success will also depend upon our ability to hire and retain additional personnel, including technical and sales personnel. Competition for qualified personnel in the telecommunications industry is intense. Difficulty in hiring and retaining personnel could materially adversely affect our future operating performance.

WE ARE SUBJECT TO THE RISK OF SYSTEM FAILURE AND SECURITY RISKS

     Our success in attracting and retaining customers requires us to provide adequate network reliability, capacity and security. Our networks and the networks upon which we depend are subject to physical damage, power loss, capacity limitations, software defects, breaches of security by computer virus, break-ins or otherwise and other factors. Any of these occurrences may cause interruptions in service or reduced customer capacity. Interruptions in service, capacity limitations or security breaches could materially adversely affect future operating performance.

EXISTING STOCKHOLDERS CAN EXERT CONSIDERABLE CONTROL OVER US

     Following this offering of common stock, approximately      % of our common
stock will be owned or voted by Robert T. Hale and Robert T. Hale, Jr., each an officer and director. Consequently, management will have considerable control over all of our affairs and will control the election of all members of our board of directors and the outcome of all corporate actions requiring stockholder approval. The interests of our management may differ from those of other stockholders, and non-management stockholders will have limited control over our affairs.

PROVISIONS OF OUR CHARTER AND BY-LAWS COULD ADVERSELY AFFECT OUR STOCK PRICE

     Our certificate of incorporation and by-laws include provisions that may discourage, delay or impede a change in control of Network Plus or prevent the removal of incumbent directors, even if stockholders believe the action is in their best interests. Among other things, the certificate of incorporation provides for a classified board of directors. In addition, the certificate of incorporation allows the board of directors to issue shares of preferred stock and fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of our depositary shares, [ ]% convertible preferred stock and common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Any issuance of preferred stock could make it more difficult for a third-party to acquire control of Network Plus. In addition, our certificate of incorporation and by-laws limit the manner in which directors may be nominated by the stockholders and in which proposals may be made at stockholder meetings. We are also subject to Section 203 of the Delaware general corporation law, which could delay or prevent a change of control. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the trading prices of our common stock and consequently adversely affect the trading prices for the depositary shares.

       RISK FACTORS RELATING TO OUR [     ]% CONVERTIBLE PREFERRED STOCK

WE MAY NOT BE PERMITTED TO PAY CASH DIVIDENDS IN SOME CIRCUMSTANCES. WE COULD ALSO BE PREVENTED IN SOME CIRCUMSTANCES FROM PAYING DIVIDENDS IN OUR COMMON SHARES

     The terms of our existing credit facility restrict our ability to pay cash dividends. Our new senior secured credit facilities are also expected to restrict our ability to pay cash dividends in some circumstances. Our ability to pay cash dividends will depend on our meeting certain financial criteria set forth in the definitive documentation for the new senior secured credit facilities. If there is a default under the new senior secured credit
facilities, we will not be able to pay dividends or redeem the [     ]%
convertible preferred shares. Even if the terms of the
instruments governing our indebtedness allow us to pay cash dividends and to
redeem our [     ]% convertible preferred shares for cash, we can make those payments only from our surplus, that is, the excess of the fair value of our total assets over the sum of our liabilities plus our total paid-in share capital. In addition, we can make cash dividends only if we would, after paying those dividends, be able to pay our liabilities as they become due. We cannot assure you that we will have any surplus. The same test applies before we can pay dividends by issuing common stock. In the event this test does not permit us to pay dividends by issuing common stock, we will issue from the share premium
attributable to the [     ]% convertible preferred shares, additional [     ]%
convertible preferred shares that we will convert immediately following issuance into the number of common stock that would otherwise be issuable directly to holders on the payment date.

THE [     ]% CONVERTIBLE PREFERRED STOCK IS SUBORDINATED TO ALL OUR EXISTING
INDEBTEDNESS AND WILL NOT LIMIT OUR ABILITY TO INCUR FUTURE INDEBTEDNESS THAT
WILL RANK SENIOR TO THE [     ]% CONVERTIBLE PREFERRED STOCK

     The [     ]% convertible preferred stock will be subordinated to all our indebtedness with respect to the payments of interest and amounts distributable
upon our dissolution, liquidation or winding up. The terms of the [     ]%
convertible preferred stock will not limit the amount of indebtedness or other obligations that we may incur. Any indebtedness under our existing or proposed
credit facilities ranks senior to the [     ]% convertible preferred shares.

WE MAY NOT HAVE SUFFICIENT FUNDS OR THE ABILITY UNDER OUR CREDIT FACILITIES TO
PURCHASE ANY [     ]% CONVERTIBLE PREFERRED STOCK UPON A CHANGE IN CONTROL,
RETIRE SUCH STOCK AT MATURITY OR EXERCISE OUR OPTIONAL REDEMPTION RIGHTS

     If we experience a change in control, each holder of [     ]% convertible
preferred stock will have the right to require us to purchase all or any part of
that holder's [     ]% convertible preferred stock at a purchase price in cash or our common stock, or a combination of both, equal to 100% of the liquidation
preference of the [     ]% convertible preferred stock, plus all accumulated and
unpaid dividends on the [     ]% convertible preferred stock to the date of
purchase. Upon maturity of our [     ]% convertible preferred stock we will also
be required to redeem the [     ]% convertible preferred stock for cash or by
issuing our common stock, or a combination of both.

     Our ability to purchase or redeem the [     ]% convertible preferred stock
in cash is currently limited by our obligations and under Delaware law. In
addition, while we have the right to purchase or redeem our [     ]% convertible
preferred stock using shares of our common stock, it is possible that our ability to pay in common stock may also be limited by other obligations as well as by Delaware law.

     If we experience a change in control, desire to exercise our optional right
to redeem the [     ]% convertible preferred stock after five years or are
required to redeem the [     ]% convertible preferred stock at maturity, we may
not be able to do so under our existing or new credit facilities without triggering an event of default. An event of default under one of our credit facilities would likely cause an acceleration of our indebtedness under some or all of our credit facilities. In that circumstance, we may not have access to
sufficient cash to purchase [     ]% convertible preferred stock tendered to us
upon a change in control or to redeem the [     ]% convertible preferred stock.

THE [     ]% CONVERTIBLE PREFERRED STOCK IS STRUCTURALLY SUBORDINATED TO THE
OBLIGATIONS OF OUR SUBSIDIARIES

     Because we are a holding company and our assets consist primarily of our
equity interests in our operating subsidiary, our obligations on the [     ]%
convertible preferred stock will be
structurally subordinated to all liabilities of our operating subsidiary. At December 31, 1999, on a consolidated basis, we had approximately $30.1 million principal amount of long-term indebtedness.

OUR ABILITY TO ISSUE SENIOR PREFERRED STOCK IN THE FUTURE COULD ADVERSELY AFFECT
THE RIGHTS OF HOLDERS OF [     ]% CONVERTIBLE PREFERRED STOCK AND OUR COMMON
STOCK

     We may, subject to the approval of the holders of at least 66 2/3% of the
[     ]% convertible preferred stock then outstanding, issue additional
preferred stock in one or more series that is senior to the [     ]% convertible
preferred stock on terms that may be determined at the time of issuance by our board of directors. A series of preferred stock could include voting rights, preferences as to dividends and liquidation and conversion and redemption rights that will rank on a parity with the convertible preferred stock. In addition, any future issuance of preferred stock, regardless of its ranking relative to
the [     ]% convertible preferred stock, will rank senior to our common stock.
As a result, the future issuance of preferred stock could effectively diminish
or supersede the dividends and liquidation preferences of the [     ]%
convertible preferred stock and adversely affect our common stock.

SALES, OR THE AVAILABILITY FOR SALE, OF SUBSTANTIAL AMOUNTS OF COMMON STOCK
COULD ADVERSELY AFFECT THE VALUE OF THE [     ]% CONVERTIBLE PREFERRED STOCK

     Sales of substantial amounts of common stock in the public market, and the availability of shares for future sale, including shares of common stock
issuable upon the conversion of shares of [     ]% convertible preferred stock
or upon exercise of outstanding options and warrants or other rights to acquire shares of common stock, could adversely affect the prevailing market price of our common stock. This in turn would adversely affect the value of the
depositary shares and the [     ]% convertible preferred stock and could impair
our future ability to raise capital through an offering of our equity securities.

NO PUBLIC MARKET CURRENTLY EXISTS FOR THE DEPOSITARY SHARES

     Since the depositary shares are a new issue of securities, they currently have no secondary market. Goldman Sachs has advised us that it intends to facilitate secondary market trading by making a market in the depositary shares. However, Goldman Sachs is not obligated to make a market in the depositary shares and may discontinue market making at any time. We cannot predict how the depositary shares will trade in the secondary market. We do not expect the
[     ]% convertible preferred shares to trade independently from the depository shares.

HOLDING OUR [     ]% CONVERTIBLE PREFERRED STOCK COULD HAVE ADVERSE TAX
CONSEQUENCES

     In the case of a distribution on the [     ]% convertible preferred stock
that is paid in the form of our common stock, the fair market value of the distributed shares on the distribution date will be treated for U.S. Federal income tax purposes in the same manner as a cash distribution on the distribution date notwithstanding that no cash will be paid with respect to such distribution. See the section entitled "Certain U.S. Federal Income Tax
Consequences of the [  ]% Convertible Preferred Stock" on page   .

     In addition, non-U.S. holders will generally be subject to U.S. withholding tax on dividends, and we are not required to pay any additional amount to those holders.

THE TRADING PRICES FOR THE DEPOSITARY SHARES WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK

     To the extent there is a secondary market for the depositary shares, we believe that the trading prices of the depositary shares will be directly affected by the trading prices of our common stock. We cannot predict how our common stock will trade. Trading prices of our common stock will be influenced by our consolidated operating results and financial condition and by economic, financial and other factors and market conditions that can affect the capital markets generally. These include the level of, and fluctuations in, our common stock in the market at the same time as or subsequent to the offering of the depositary shares, or the perception
that these sales may occur. Concurrently, we are also offering [     ] shares of
our common stock in a separate public offering.

OUR COMMON STOCK PRICE IS EXTREMELY VOLATILE, AND CONSEQUENTLY INVESTORS MAY NOT BE ABLE TO RESELL THEIR DEPOSITARY SHARES AT OR ABOVE THE INITIAL PRICE TO PUBLIC

     The price at which our common stock will trade after this offering is likely to be volatile and may fluctuate widely due to factors such as:

     - our historical and anticipated quarterly and annual operating results

     - variations between our actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts

     - announcements by us or others and developments affecting our business

     - investor perceptions of our company and comparable public companies

     - conditions and trends in the telecommunications and Internet industries.

     In particular, the stock market has from time to time experienced significant price and volume fluctuations affecting the stock of telecommunications and Internet companies. Fluctuations may be unrelated or disproportionate to company performance. These fluctuations may result in a material decline in the tradings price of our common stock and consequently adversely affect the trading prices for depositary shares to the extent there is a secondary market for them. In addition, fluctuation in the market price of our common stock could result in shareholder lawsuits, which potentially could impact our business.

THE SALE OF LARGE NUMBERS OF SHARES OF OUR COMMON STOCK COULD DEPRESS OUR SHARE PRICE

                    shares of common stock will be outstanding immediately following this offering and our concurrent common stock offering. In addition,
we have reserved                shares of common stock for issuance upon
conversion of the shares of [  ]% convertible preferred stock being offered
under this prospectus. We have also reserved                shares of common
stock for issuance upon exercise of stock options and warrants outstanding and shares for future issuances under our stock plans. Under the terms of the [ ]% convertible preferred stock we will have the option of paying dividends on, or redeeming, the [ ]% convertible preferred stock in common stock rather than cash. All the shares of common stock sold in our concurrent common stock offering, plus any shares issued upon exercise of the underwriters' over-allotment option in our concurrent common stock offering or issued upon conversion of shares of [ ]% convertible preferred stock, will be freely transferable, unless they are held by our "affiliates" as that term is used under the Securities Act. In addition, holders of warrants to purchase an aggregate of 1,405,333 shares of common stock may exercise those warrants and require us to register the underlying common stock at any time. An additional 11,333 shares of common stock are subject to warrants which are exercisable.

     The market price of our common stock could decline as a result of sales of a large number of shares in the market, or the perception that such share sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

YOU WILL INCUR SUBSTANTIAL DILUTION

     The initial price to the public is substantially higher than the net tangible book value per share of the common stock into which the depositary shares and [ ]% convertible preferred stock are convertible. Therefore, assuming the conversion of your depositary shares into common stock, you will incur dilution in net tangible book value of
$     per share, based on an initial price to the public of $     per share on
an as-converted basis. You may also incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options, if warrantholders exercise their warrants to purchase common stock or if other holders of any shares of convertible preferred stock convert their shares into common stock. See "Dilution" for more information.

FORWARD-LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN

     We make forward-looking statements in the "Prospectus Summary", "Risk Factors", "Use of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this prospectus. For this purpose, any statement that is not a statement of historical fact is a forward-looking statement. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations, intentions and assumptions and other statements that are not historical facts. We generally intend the words "expect", "anticipate", "intend", "plan", "believe", "seek", "estimate" and similar expressions to identify forward-looking statements.

     Because these forward-looking statements involve risks and uncertainties, including those described in this "Risk Factors" section, our actual results may differ materially from those expressed or implied by these forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of depositary shares in
this offering will be approximately $     million, based on an initial price to
the public of $50.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. If the underwriters exercise their over-allotment option in full, we expect our net proceeds to be
approximately $     million.

     We are concurrently offering           shares of common stock. We estimate
that the net proceeds to us from the common stock offering will be approximately
$     million, or $     million if the underwriters exercise their
over-allotment option in the common stock offering. The offering of depositary shares is conditioned on the closing of the common stock offering. The offering of common stock is not conditioned on the depositary share offering.

     The principal purpose of this offering and our common stock offering is to raise capital for our operations and anticipated continued expansion. We intend to use the net proceeds from both offerings to fund the development and expansion of our network, operational infrastructure and sales force and for working capital and general corporate purposes. We believe opportunities may exist to expand our current business through acquisitions. We may use a portion of the net proceeds for this purpose. We are not currently a party to any contracts or letters of intent with respect to any material acquisitions. Pending these uses, we expect to invest the net proceeds of these offerings in short-term, interest-bearing, investment-grade securities.

     Because of the number and variability of factors that may determine our use of the net proceeds of these offerings, management will retain a significant amount of discretion over the application of the net proceeds. The actual use of net proceeds could vary substantially from our current plans.

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the Nasdaq National Market on June 30, 1999 under the symbol "NPLS". The following table sets forth for the indicated periods, the high and low sale prices of our common stock as reported by the Nasdaq National Market.

                                                            HIGH      LOW
                                                            ----      ---
1999
  June 30, 1999..........................................  $30.56    $20.75
  Third Quarter..........................................  $25.13    $12.00
  Fourth Quarter.........................................  $21.50    $10.00
2000
  First Quarter (through March 7, 2000)..................  $62.63    $19.13

     On March 7, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $56.00.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis,

     - on a pro forma as adjusted basis to reflect the sale by us of shares of common stock by us in our concurrent common stock offering at
       an initial price to the public of $          per share, after deducting
       underwriting discounts and commissions and estimated offering expenses of
       $          million, and

     - on a pro forma as adjusted basis to reflect the sale by us in this offering of 2,500,000 depositary shares, each representing 1/10 of a
       share of [     ]% convertible preferred stock, for an aggregate purchase
       price of $     million, after deducting underwriting discounts and
       commissions and estimated offering expenses of $     million, and the
       sale by us in our concurrent common stock offering of           shares of
       common stock at an initial price to the public of $     per share, after
       deducting underwriting discounts and commissions and estimated offering
       expenses of $     million.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                    DECEMBER 31, 1999
                                                      ---------------------------------------------
                                                                                    PRO FORMA AS
                                                                  PRO FORMA AS    ADJUSTED FOR THIS
                                                                  ADJUSTED FOR    OFFERING AND THE
                                                                   THE COMMON       COMMON STOCK
                                                       ACTUAL    STOCK OFFERING       OFFERING
                                                       ------    --------------   -----------------
                                                                  (IN THOUSANDS, EXCEPT
                                                                SHARE AND PER SHARE DATA)
Cash and cash equivalents...........................  $ 43,031      $                 $
                                                      ========      ========          ========
Debt:
  Current portion of long-term debt and capital
     lease obligations..............................  $ 11,346      $ 11,346          $ 11,346
                                                      ========      ========          ========
  Long-term debt and capital lease obligations, net
     of current portion.............................  $ 28,188      $ 28,188          $ 28,188
  Long-term note payable to stockholder.............  $  2,083      $  2,083          $  2,083
Redeemable   % series A cumulative convertible
  preferred stock, $.01 par value, 1,000,000 shares
  authorized; no shares issued and outstanding,
  actual; 250,000 shares issued and outstanding, pro
  forma as adjusted.................................        --            --
Stockholders' equity (deficit):
  Common stock, $.01 par value, 150,000,000 shares
     authorized; 54,795,213 shares issued and
     outstanding, actual;      shares issued and
     outstanding, pro forma as adjusted.............       548
  Additional paid-in capital........................   138,767
  Stock subscription receivable.....................      (155)         (155)             (155)
  Warrants..........................................     4,405         4,405             4,405
  Other comprehensive income........................       833           833               833
  Accumulated deficit...............................   (55,117)      (55,117)          (55,117)
                                                      --------      --------          --------
  Total stockholders' equity........................    89,281
                                                      --------      --------          --------
     Total capitalization...........................  $119,552      $                 $
                                                      ========      ========          ========

                                    DILUTION

     Our net tangible book value at December 31, 1999, was approximately $83,920 million, or $1.53 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets, meaning total assets less the amount of our intangible assets and total liabilities, divided by the number of shares of common stock outstanding.

     After giving effect to our sale of           shares of common stock in the
concurrent common stock offering at an initial price to the public of $     per
share, deducting the underwriting discounts and commissions and our estimated
offering expenses of $     million, and applying our estimated net proceeds, our
pro forma net tangible book value as of December 31, 1999 would have been
approximately $          million, or $     per share. This represents an
immediate increase in net tangible book value of $     per share to existing
stockholders and an immediate dilution of $     per share to new investors
purchasing shares in this offering. The following table illustrates this per share dilution:


Initial price to the public per share.......................           $
                                                                       -----
  Net tangible book value per share before the common stock
     offering...............................................  $1.53
  Increase per share attributable to the common stock
     offering...............................................
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................
                                                                       -----
Pro forma dilution per share to new investors...............           $
                                                                       -----

     The following table summarizes, on the pro forma basis discussed above, as of December 31, 1999, the total number of shares of common stock purchased from Network Plus, the total consideration paid and the average price per share paid to us by our existing stockholders and by the new investors in the concurrent common stock offering:

                                SHARES PURCHASED      TOTAL CONSIDERATION      AVERAGE
                              --------------------   ----------------------   PRICE PER
                                NUMBER     PERCENT      AMOUNT      PERCENT     SHARE
                                ------     -------      ------      -------   ---------
Existing stockholders.......  54,795,213             $150,107,100
New investors...............
     Total..................                100.0%                   100.0%
                                            =====                    =====

     The table above assumes no exercise of outstanding stock options and
excludes           shares of common stock subject to options outstanding under our stock plans as of December 31, 1999 and 4,544,067 additional shares of common stock available for issuance under those plans. The table above also assumes no exercise of the outstanding warrants to purchase 1,416,666 shares of our common stock. In addition, the tables above do not reflect this convertible preferred stock offering or the conversion of these shares into shares of common stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present our summary consolidated financial data for the years ended December 31, 1995 through 1999. The statement of operations, cash flows and balance sheet data for the years ending December 31, 1995 through 1999 have been derived from financial statements, including those included elsewhere in this prospectus. For periods prior to our formation in July 1998, the financial data reflect the financial statements of Network Plus, Inc., our wholly owned subsidiary, as it was our sole operating entity.

     We believe that EBITDA is a useful financial performance measure for comparing companies in the telecommunications industry in terms of operating performance, leverage and ability to incur and service debt. EBITDA provides an alternative measure of cash flow from operations. EBITDA should not be considered in isolation from, or as a substitute for, net income (loss), net cash provided by (used for) operating activities or other consolidated income or cash flow statement data presented in accordance with generally accepted accounting principles or as a measure of profitability or liquidity. EBITDA does not reflect working capital changes and includes non-interest components of other income (expense), most of which are non-recurring. These items may be considered significant components in understanding and assessing our results of operations and cash flows. EBITDA may not be comparable to similarly titled amounts reported by other companies.

     For purposes of calculating the ratio of earnings to combined fixed charges, earnings represent net income (loss) before income taxes plus combined fixed charges. Combined fixed charges consist of interest expense, preferred stock dividends and accretion of issuance costs and discount, and the interest portion of operating lease rentals. Earnings were insufficient to cover combined fixed charges by $3.1 million in 1997, $5.3 million in 1998 and $31.9 million in 1999.

     Pro forma as adjusted data for the common stock offering reflect the sale
by us of           shares of common stock in the common stock offering at an
initial price to the public of $          per share, after deducting
underwriting discounts and commissions and estimated offering expenses of
$          million.

     Pro forma as adjusted data for this offering and for the common stock offering reflect the sale in this offering of 2,500,000 depositary shares, each representing 1/10 of a share of [ ]% convertible preferred stock, for an
aggregate purchase price of $     million, after deducting underwriting
discounts and commissions and estimated offering expenses of $          million,
and the sale in our concurrent common stock offering of           shares of
common stock at an initial price to the public of $     per share, after
deducting underwriting discounts and commissions and estimated offering expenses
of $     million.

     Long-term obligations consist of long-term debt and capital lease obligations, long-term note payable to stockholder long-term obligations and other long-term liabilities.

                                                           YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------
                                               1995      1996      1997       1998       1999
                                               ----      ----      ----       ----       ----
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $49,024   $75,135   $98,209   $105,545   $152,520
Costs of services...........................   35,065    57,208    78,106     78,443    122,664
Selling, general and administrative.........   17,697    19,230    25,704     29,426     51,709
Depreciation and amortization...............      276       533       994      2,037      8,564
                                              -------   -------   -------   --------   --------
Operating loss..............................   (4,014)   (1,836)   (6,595)    (4,361)   (30,417)
Interest income.............................      202        95        86        395      1,896
Interest expense............................      (40)     (313)     (557)    (1,474)    (3,804)

                                                           YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------
                                               1995      1996      1997       1998       1999
                                               ----      ----      ----       ----       ----
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Other income, net...........................    7,859     3,529     3,917        151        432
Provision for income taxes..................     (312)      (60)      (42)       906       (961)
                                              -------   -------   -------   --------   --------
Net income (loss)...........................    3,695     1,415    (3,191)    (4,383)   (32,854)
                                              =======   =======   =======   ========   ========
Preferred stock dividends and accretion.....       --        --        --     (2,005)   (10,725)
Net income (loss) applicable to common
  stockholders..............................  $ 3,695   $ 1,415   $(3,191)  $ (6,388)  $(43,579)
                                              =======   =======   =======   ========   ========
Net income (loss) per share applicable to
  common stockholders -- basic and diluted..  $  0.08   $  0.03   $ (0.07)  $  (0.14)  $  (0.87)
                                              =======   =======   =======   ========   ========
Weighted average shares outstanding -- basic
  and diluted...............................   45,333    45,333    45,333     45,333     54,795
                                              =======   =======   =======   ========   ========

                                                         YEAR ENDED DECEMBER 31,
                                           ----------------------------------------------------
                                            1995       1996      1997        1998        1999
                                            ----       ----      ----        ----        ----
                                                              (IN THOUSANDS)
OTHER FINANCIAL DATA:
Capital expenditures.....................  $   860    $2,135    $ 3,363    $ 10,919    $ 94,264
EBITDA...................................    4,121     2,226     (1,684)     (2,173)    (21,421)
Net cash provided by (used for) operating
  activities.............................    2,463      (322)       184     (10,768)      3,702
Net cash provided by (used for) investing
  activities.............................     (184)     (644)    (6,924)     (1,402)    (51,221)
Net cash provided by (used for) financing
  activities.............................   (1,903)    1,596      6,004      22,800      78,353
Ratio of earnings to combined fixed
  charges................................     20.4x      3.7x      (2.9)x      (0.4)x      (1.0)x

                                                                                         DECEMBER 31, 1999
                                                                            --------------------------------------------
                                                                                                           PRO FORMA
                                                                                                          AS ADJUSTED
                                                                                        PRO FORMA AS        FOR THIS
                                                DECEMBER 31,                            ADJUSTED FOR    OFFERING AND THE
                                   --------------------------------------                THE COMMON       COMMON STOCK
                                    1995      1996      1997       1998      ACTUAL    STOCK OFFERING       OFFERING
                                    ----      ----      ----       ----      ------    --------------   ----------------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........  $ 1,673   $ 2,303   $ 1,567   $ 12,197   $ 43,031      $                 $
Current assets...................   16,441    19,771    28,521     31,050     76,292
Property and equipment, net......    1,507     3,075     6,957     15,822    101,944      101,944            101,944
Working capital (deficit)........    2,369     1,621    (3,128)    16,168      9,872
Total assets.....................   18,005    22,915    35,581     48,868    185,972
Long-term obligations............       11       664     3,623      5,072     30,271       30,271             30,271
Redeemable series A preferred
  stock..........................       --        --        --     35,146         --           --                 --
Redeemable     % series A
  cumulative convertible
  preferred stock................       --        --        --         --         --           --
Total stockholders' equity
  (deficit)......................    3,922     4,101       309     (6,723)    89,281

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements, the related notes and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to competitive factors, risks associated with our expansion plans and other factors discussed under "Risk Factors" and elsewhere in this prospectus.

     For periods prior to our formation in July 1998, the financial data reflect the financial statements of Network Plus, Inc., our wholly owned subsidiary, as it was our sole operating entity.

OVERVIEW

     We began operations in 1990 as an aggregator of AT&T long distance services, reselling AT&T-branded products primarily to small and medium-sized businesses. While we were an aggregator of AT&T services, our customers were billed and serviced by AT&T. We derived profits through 1993 by obtaining volume discounts on bulk purchases of long distance services from AT&T and passing along a portion of these discounts to our customers.

     In 1993, we entered into an agreement with Sprint Communications and in 1994 began to resell Sprint telecommunications services. As a reseller of Sprint, we began provisioning, servicing and billing customers under the Network Plus name. Volume discounts offered by Sprint enabled us to offer low-cost, high-quality, long distance services at favorable rates to our customers. In addition, by servicing our own customers, we were better able to meet their needs and control costs.

     In mid-1996, in addition to providing customer traffic on Sprint's network, we initiated the deployment of our long distance network. In so doing, we began operating as a switch-based provider, switching customer traffic on our own facilities, which we refer to as on-net traffic. Since 1997, we have also leveraged our long distance network to sell wholesale services for international traffic. Our decision to deploy switches was based on economic efficiencies resulting from customer concentration and traffic patterns. Installation of telephone switches was completed in Quincy, Massachusetts in June 1996, Orlando in November 1997 and Chicago and Los Angeles in March, 1999.

     In mid-1998, we began offering off-net local exchange services. In mid-1999, we began the deployment of an integrated local, VoDSL and DSL network, including customer premise equipment, unbundled network elements, co-locations located in the central offices of incumbent local exchange carriers as well as carrier access hotels, class 5 switches, gateway and long distance switches, digital subscriber line access multiplexers, or DSLAMs, Internet protocol-based routers and switches, application servers, asynchronous transfer mode, or ATM, switches, synchronous optical network, or SONET, fiber rings and dense wave division multiplexing, or DWDM, optronics for high capacity and high density transmission. Installation of local telephone switches was completed in Cambridge, Massachusetts in May 1999, New York City in August 1999, Miami in December 1999 and Atlanta in March 2000. As we continue to expand our co-location footprint, we intend to add additional DSLAMS.

     In mid-1998, we entered into two 20-year indefeasible right-of-use agreements for approximately 625 route miles of fiber optic cable in the northeast, representing 1,830 digital fiber miles. Deployed in a redundant SONET topology, this fiber optic cable acts as the backbone connecting our northeast switching nodes, e.Commerce data centers and co-location footprint. Additionally, this fiber connects major markets throughout New England and the New York metropolitan area including New York City, White Plains, Stamford, New Haven, New London, Providence, Boston, Nashua, Springfield and Worcester.

     In late-1999, we entered into a 20-year indefeasible right-of-use agreement for approximately 2,200 route miles of fiber optic cable, representing 9,106 digital fiber miles. When fully deployed and activated in a redundant SONET topology, this fiber optic cable will act as the backbone connecting our southeast switching nodes, e.Commerce data centers and co-location footprint. Additionally, this fiber will connect major markets throughout the southeast including Atlanta, Marietta, Roswell, Norcross, Miami, Ft. Lauderdale, Boca Raton, West Palm Beach, Pompono Beach, Boyton Beach, Delray Beach and Deerfield Beach.

     In 1999, through our acquisition of InfoHouse, we began offering both web and managed server hosting services. We have deployed 27,000 square feet of carrier class e.Commerce data center space and are currently building 21,000 square feet of e.Commerce "edge" data center space located in incumbent local exchange carriers' central offices. By year-end 2000 we expect to expand to 116,000 square feet of carrier class space in six geographically diverse e.Commerce and data centers and to 41,000 square feet of "edge" data center space.

     Our strategic initiatives include building out our local, VoDSL, DSL and e.Commerce data center network and migrating traffic onto that network. These new services and our network expansion require significant investment in network infrastructure and personnel, including expenses to hire and train new personnel. We intend to continue to add services to maintain and enhance our position as an integrated telecommunications provider and enabler of broadband VoDSL and e.Commerce hosting services, to small and medium-sized businesses. We believe the expansion of our service offerings will improve customer retention and market share, while simultaneously reducing overall transmission costs and improving margins.

     We sell our services through a direct sales force, an agency sales force and an international wholesale sales force. As we expand our network facilities, we intend to increase our direct sales force to approximately 400 members by year-end 2000. The investment in the sales force, the expansion of the existing network and the addition of new and enhanced services will require significant expenditures. We will incur a substantial portion of these expenses before we realize related revenues. As we undertake these expansion plans and our revenue base grows, we anticipate future periods of operating losses and negative cash flows from operations.

COMPARISON OF 1998 AND 1999

     REVENUES. Revenues increased $47.0 million, or 45%, to $152.5 million in 1999 from $105.5 million in 1998. The increase was primarily due to a 35% increase in long distance revenues, which represent 89% of total revenues for the period, resulting from services to new customers and increased revenues from existing customers. Revenues generated from international wholesale traffic which results from excess capacity on our long distance switches represent 70% of the increase in revenues for the period. The resale of local service contributed $13.6 million in revenues for the period, representing 27% of the increase in total revenues for the period. We operate in a competitive market for long distance service, which has experienced price erosion of the average rate per minute from the prior year. We expect this price trend to continue in the future.

     COSTS OF SERVICES. Costs of services increased $44.2 million, or 56%, to $122.7 million in 1999 from $78.4 million in 1998. As a percentage of revenues, costs of services increased to 80% for 1999 from 74% for 1998. The increase was primarily due to the increased volume of international wholesale traffic, which has higher origination, transport and termination costs as compared to other long distance traffic. In addition, we maintain rate agreements with various local and long distance carriers for access, termination and transport which are continually reviewed and negotiated based on changes in volume and types of traffic. These changes to rate agreements may result in credits for costs associated with prior traffic or reductions in current costs based on the mix of traffic and rate. Cost of services is currently comprised exclusively of carrier costs to originate, transport and terminate traffic for our network switches. As the deployment of the local network continues and the facilities become operational the costs associated with the co-location facilities including rent and access charges will be reflected in cost of services. These costs are generally fixed and will result in fluctuations in margin in the future as a result of costs incurred for capacity which is not immediately utilized in these colocations.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased $22.3 million, or 76%, to $51.7 million for 1999 from $29.4 million for 1998. As a percentage of revenues, selling, general and administrative expenses increased to 34% for 1999 from 28% for 1998. We employed 577 people at December 31, 1999, compared with 403 at December 31, 1998, resulting in a 63% increase in payroll and related expenses. The sales organization increased by 20 people for the period, and we added 83 people to support the build-out of our local network. Other selling, general and administrative expenses increased as a result of our growth in revenues and the expansion of the infrastructure to support future growth. Costs associated with the co-location facilities including rent and access charges for facilities which are not fully deployed are included in selling, general and administrative expenses. When the facilities become operational the related costs are reclassified to costs of services. To date these costs have been immaterial.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased $6.5 million, or 320%, to $8.6 million 1999 from $2.0 million for 1998. The increase is primarily due to additional local network facilities, fiber, computer and other telecommunications and data services equipment to support our network expansion. In particular the Cambridge, Massachusetts and New York City local switch equipment, the northeast fiber ring and the Los Angeles and Chicago long distance switches, which were put into service during 1999, began depreciating. We expect the depreciation and amortization expense to increase as we bring additional local network facilities on-line and as we make additional investments in our network and operational infrastructure.

     INTEREST. Interest expense net of interest income increased $829,000, or 77%, to $1.9 million for 1999 from $1.1 million for 1998. The increase is primarily due to interest paid on our capital lease obligations and outstanding balances on the line of credit. We expect interest expense to increase as a result of the continued financing of the local network buildout.

     NET LOSS AND NET INCOME LOSS APPLICABLE TO COMMON STOCKHOLDERS. As a result of the increases in revenues, operating expenses, depreciation and amortization, and net interest expense noted above, we incurred a net loss of $32.9 million for 1999 compared to $4.4 million in 1998.

     The effect of the preferred stock dividends of $10.7 million in 1999 and $2.0 million in 1998 resulted in net loss applicable to common stockholders in the years ended December 31, 1999 and 1998 of $43.6 million and $6.4 million, respectively.

     EBITDA. EBITDA was negative $21.4 million for the year ended December 31, 1999 compared to negative $2.2 million for the year ended December 31, 1998. This decline was due to the changes in revenues, network development, operations and selling, general and administrative expenses due to the rapid implementation of our local network and infrastructure to support future growth.

COMPARISON OF 1997 AND 1998

     REVENUES. Revenues increased 8% to $105.5 million for 1998 from $98.2 million for 1997. Revenues for 1997 included approximately $12.6 million from two customers with whom we did not do business in 1998. Exclusive of the revenue from these two former customers, revenue increased by 23% from period to period. The components of revenues in each year reflect our initiative to become a network-based services provider. In 1998, the revenue amounts also reflect the impact on sales of diverting financial, management and training resources towards the introduction of our local services. In 1998, on-net revenues and on-net billed customer minutes were 63% and 54%, respectively, of total revenues and minutes, as compared to 40% and 21%, respectively, in 1997.

     COSTS OF SERVICES. Costs of services for 1998 totaled $78.4 million, an increase of 0.4% from the $78.1 million incurred in the corresponding period in 1997. As a percentage of revenues, costs of services decreased to 74% in 1998 from 80% in 1997, reflecting the increase in on- net traffic, the reduced costs of carrying off-net traffic and a reduction in costs of originating and terminating traffic. Costs of originating and terminating traffic have declined in part as a result of provisions mandated by the Telecommunications Act of 1996. Finally, increased competition in the long distance telecommunications industry resulted in slightly lower pricing and margins in 1998, as compared to 1997.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased by 15% to $29.4 million for 1998 from $25.7 million for 1997, and increased as a percentage of revenues to 28% from 26% for the corresponding periods. Within selling, general and administrative expenses, the largest component is personnel and related expenses, which combines all wages and salaries, along with commissions earned by our sales force. These expenses increased by 26% from 1997 to 1998, reflecting an increase in the number of employees. In April 1998, we commenced our initiative to expand our 96-member sales force, and as of December 31, 1998 we had approximately doubled the size of the sales force. Other expenses within selling, general and administrative expenses increased as a result of our ongoing growth.

     DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $2.0 million for 1998 from $1.0 million for 1997, reflecting our network build out and capital additions for our internal computer systems.

     INTEREST. Interest expense, net of interest income, increased to $1.1 million for 1998 from $471,000 for 1997. This increase resulted from interest on capital leases entered into in the latter half of 1997 to finance network additions and internal computer systems, interest incurred related to notes payable entered into in December 1997, and additional interest related to higher levels of revolving credit borrowings in 1998, offset somewhat by interest earned on investments during the fourth quarter of 1998.

     OTHER INCOME (EXPENSE). Other income totaled $151,000 in 1998 and $3.9 million in 1997. The $3.9 million in 1997 principally related to warrants.

     In 1995, we transferred certain customers to whom we provided long distance and toll-free telecommunications services pursuant to certain AT&T resale contracts to Tel-Save Holdings. Concurrent with the transfer, our obligations to AT&T under the AT&T contracts were terminated without obligation or liability on our part. Prior to the time of this transaction, there was no value recorded in the financial statements related to these customers. In consideration of the transfer, we received four separate warrants to purchase a total of 1,365,000 shares of Tel-Save common stock at an exercise price of $4.67 per share (after reflecting stock splits through December 31, 1997). Each warrant vested separately based on the retail revenue generated by Tel-Save with respect to the transferred customers, which had to exceed specified levels for three consecutive months. The warrants expired at various dates through 1997. In addition to the warrant agreements, we were subject to a voting rights agreement whereby Tel-Save retained the right to hold and vote the stock until we informed Tel-Save that we wished to sell the stock. Upon receiving such notice from us, Tel-Save was obligated either to purchase the stock at the price offered by us or, alternatively, to deliver the common stock certificates to us.

     In 1996, we met the vesting requirements with respect to the first three warrants. We met the vesting requirement for the first warrant at the end of the third quarter of 1996, entitling us to purchase 600,000 shares of Tel-Save common stock. We exercised this warrant and sold the related common stock, which had previously been registered with the SEC, resulting in net proceeds and other income of $1.4 million in the third quarter of 1996.

     We met the vesting requirements with respect to the second and third warrants in November 1996. The second warrant entitled us to purchase 300,000 shares of Tel-Save common stock prior to January 8, 1997. The third warrant entitled us to purchase 150,000 shares of Tel-Save common stock prior to June 10, 1997. We valued warrants upon vesting at approximately $2.1 million using the Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5%, warrant lives reflecting the respective expiration periods, expected volatility of 50% and no dividend rate. At December 31, 1996, we had not yet exercised the warrants and we classified them as investments. The value of the warrants at December 31, 1996 was the fair value recorded by us at the date of vesting. We recognized other income of $2.1 million related to the second and third warrants in the fourth quarter of 1996. On January 6, 1997, we exercised the second and third warrants and paid Tel-Save the total exercise price of $2.1 million.

     We met the vesting requirement with respect to the fourth warrant in June 1997, entitling us to purchase 315,000 shares of Tel-Save common stock. We valued the fourth warrant upon vesting at approximately $3.4 million using Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5.1%, a warrant life reflecting the June 1997 expiration period, expected volatility of 50% and no dividend rate. On June 4, 1997, we exercised the warrant, paid Tel-Save the exercise price of $1.5 million and recorded other income of approximately $3.4 million.

     On November 7, 1997, Tel-Save filed a registration statement with the SEC, listing us as a selling shareholder with respect to 765,000 shares (the total shares purchased by us, after reflecting stock splits, under the second, third and fourth warrants). Following the registration of the common stock, we intended to immediately sell the shares of Tel-Save, which had a market value of approximately $16.6 million at that date, as we had done previously with respect to the shares acquired upon exercise of the first warrant. Accordingly, all activities necessary for the transfer of the certificates were completed and we issued a demand to Tel-Save for the common stock certificates or, alternatively, requested that Tel-Save purchase the shares. Throughout the remainder of the fourth quarter, Tel-Save refused to deliver the common stock certificates to us.

     In order to take physical possession of the Tel-Save common stock certificates, we filed a lawsuit against Tel-Save in January 1998. On June 24, 1998, the parties signed a settlement agreement pursuant to which we received a total of $9.5 million from Tel-Save. As part of the settlement, all 765,000 shares were either returned to or repurchased by Tel-Save. Following the June 1998 settlement, there are no continuing obligations between the parties. Accordingly, we valued our investment in Tel-Save at December 31, 1997 at the final negotiated payment. This settlement resulted in approximately $422,000 of other income, recorded in the fourth quarter of 1997.

     INCOME TAXES. In 1998, net income tax credits of $906,000 were recorded. In September 1998, we converted from an S corporation to a C corporation, and a $480,000 provision for deferred taxes was recorded to reflect the change in status. Offsetting this provision were tax credits recorded at statutory rates for both federal and state taxes. Prior to conversion, income taxes were provided solely for state tax purposes. State income taxes in 1997 totaled $42,000.

     NET INCOME (LOSS) AND NET INCOME (LOSS) APPLICABLE TO COMMON
STOCKHOLDERS. As a result of the increases in revenues, operating expenses, depreciation and amortization, and net interest expense noted above, we incurred a net loss of $4.4 million in 1998, compared to a net loss of $3.2 million in 1997.

     In 1998, we accrued dividends to be paid in the form of additional shares of series A preferred stock totaling $1.8 million and recorded $191,000 of accretion of offering expenses and discount on this preferred stock. The resulting net loss applicable to common stockholders in 1998 was $6.4 million.

     EBITDA. EBITDA decreased to negative $2.2 million for 1998 from negative $1.7 million for 1997. This decline was due to income in 1997 related to the Tel-Save warrants, offset by increases resulting from changes in revenues, network development, operations and selling, general and administrative expenses discussed above.

SEGMENT RESULTS

     We have two reportable segments which management operates as distinct market segments delineated by the customer base to whom services are provided. The two customer base segments are: retail telecommunications and data services and wholesale telecommunications. We measure and evaluate our reportable segments based on revenues and costs of services. The retail telecommunications and data services segment provides local and long distance services including voice and data transport, and enhanced and custom calling features. In this segment, we focus on selling these services to end user customers, such as businesses and residences. The wholesale telecommunications segment provides international transport and termination services. We focus this segment on selling these services to large telecommunication carriers, who utilize our excess capacity to provide telephone voice services to their customers.

                                                         1997       1998       1999
                                                        -------   --------   --------
                                                               (IN THOUSANDS)
Revenues:
  Retail telecommunications and data services.........  $95,338   $ 75,506   $ 89,758
  Wholesale telecommunications........................    2,871     30,039     62,762
                                                        -------   --------   --------
Total revenues........................................  $98,209   $105,545   $152,520
                                                        =======   ========   ========
Costs of services:
  Retail telecommunications and data services.........  $75,534   $ 51,371   $ 65,255
  Wholesale telecommunications........................    2,572     27,072     57,409
                                                        -------   --------   --------
Total costs of services...............................  $78,106   $ 78,443   $122,664
                                                        =======   ========   ========

QUARTERLY RESULTS

     The following tables set forth certain unaudited financial data for each of the quarters in 1998 and 1999. This information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this quarterly information. The operating results for any quarter are not necessarily indicative of results to be expected for any future period. Income taxes are included in other income (expense), net.

                                                                QUARTER ENDED
                                                ----------------------------------------------
                                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                  1998         1998        1998         1998
                                                ---------    --------    ---------    --------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS)
Revenues......................................   $25,202     $27,103     $ 27,283     $ 25,957
Costs of services.............................    18,836      19,992       20,406       19,209
Selling, general and administrative...........     5,544       6,391        8,164        9,327
Depreciation and amortization.................       468         483          498          588
                                                 -------     -------     --------     --------
Operating income (loss).......................       354         237       (1,785)      (3,167)
Interest income...............................         3           9           50          333
Interest expense..............................      (285)       (293)        (203)        (693)
Other income (expense), net...................        12        (109)        (264)       1,418
                                                 -------     -------     --------     --------
Net income (loss).............................   $    84     $  (156)    $ (2,202)    $ (2,109)
                                                 =======     =======     ========     ========

                                                                QUARTER ENDED
                                                ----------------------------------------------
                                                MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,
                                                  1999         1999        1999         1999
                                                ---------    --------    ---------    --------
                                                                 (UNAUDITED)
                                                                (IN THOUSANDS)
Revenues......................................   $33,581     $36,313     $ 39,381     $ 43,244
Costs of services.............................    26,546      29,771       31,851       34,496
Selling, general and administrative...........    10,716      12,404       12,983       15,606
Depreciation and amortization.................       984       1,844        2,386        3,349
                                                 -------     -------     --------     --------
Operating income (loss).......................    (4,665)     (7,706)      (7,839)     (10,207)
Interest income...............................       141          21          929          805
Interest expense..............................      (521)       (795)        (987)      (1,502)
Other income (expense), net...................       274         (21)      (2,608)         231
                                                 -------     -------     --------     --------
Net income (loss).............................   $(4,771)    $(8,459)    $(10,505)    $(10,673)
                                                 =======     =======     ========     ========

     We could experience quarterly variations in revenues and operating income
(loss) as a result of many factors, including:

     - the introduction of new services by us

     - actions taken by competitors

     - the timing of the acquisition or loss of customers

     - the timing of additional selling, general and administrative expenses incurred to acquire and support new or additional business

     - changes in our revenue mix among our various service offerings.

Many of the factors that could cause such variations are outside of our control. We plan our operating expenditures based on revenue forecasts, and a revenue shortfall below such forecasts in any quarter could adversely affect our operating results for that quarter.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to 1994, we operated solely as an aggregator of AT&T services and funded our growth principally with cash provided from operating activities. In 1994, we became a reseller of Sprint services, requiring additional funding to support the development of an infrastructure to support provisioning, billing and servicing of customers billed under the Network Plus name. We financed cash requirements in 1994 and 1995 primarily by cash credits received in 1993 and 1994 under AT&T promotions and by transfers of AT&T contracts and customers to other telecommunications companies in 1995.

     In 1996, we further expanded our infrastructure and began to deploy our own network. To support 1996 cash requirements, we entered into a $7.0 million revolving credit agreement and $1.0 million term loan with a bank to allow for our initial purchase of network facilities, and entered into a financing transaction involving the sale and lease back of the Quincy switch. Cash flows in 1996 were supplemented by the exercise of Tel-Save warrants and the subsequent sale of the underlying common stock.

     In 1997, we continued to expand our network and infrastructure. In addition, we expended $3.6 million to exercise additional warrants for common stock of Tel-Save. We met cash needs in 1997 through the addition of capital leases, including a financing transaction involving the sale and lease back of our Quincy, Massachusetts and Orlando switches, the use of a revolving credit facility, the refinancing of a portion of our accounts payable to Sprint into a short-term promissory note and receipt of loans totaling $1.8 million from our stockholders. In May 1998, we entered into a $23.0 million revolving credit agreement with Fleet National Bank. Borrowings under this line were used to repay the Sprint note and the stockholder loan.

     In September 1998, we issued 40,000 units consisting of shares of 13.5% series A cumulative preferred stock due 2009 and warrants, resulting in net proceeds to us of $37.5 million. The proceeds were used to repay all amounts owed under the May 1998 Fleet revolving credit facility, and the excess funds were invested in cash equivalents.

     In October 1998, we entered into a loan agreement with Goldman Sachs Credit Partners and Fleet. This revolving credit facility has a term of 18 months and is secured by our assets. Up to $60.0 million is available based upon formulas using accounts receivables and collections. Interest is payable monthly at one percent above the prime rate. This facility requires us, among other things, to meet minimum levels of revenues and EBITDA and debt to revenue ratios. Other than draw-downs utilized to cover closing costs, which we immediately repaid, we did not utilize this facility in 1998 or in the first quarter of 1999. As of December 31, 1999, there were no borrowings under this line.

     In December 1998, we received an $81.0 million commitment for lease financing for telecommunications and computer equipment, fiber, hardware and software to be acquired through December 31, 1999. Depending on the type of property, the lease term will either be for three or five years. All of the leases to be entered into will contain purchase options upon conclusion of the lease term. We entered into leases as of December 31, 1999 totaling $43.9 million, which included $4.0 million for the refinancing of previously existing leases.

     Prior to the 1998 series A preferred stock and warrant offering, we were an S corporation and, as a result, did not pay corporate federal income taxes. Instead, our stockholders were liable for their share of taxes in respect of our taxable income. We had similar tax status in certain states that recognize S corporation status. Accordingly, in each year prior to 1998 and for the 1998 period prior to September 1998 we distributed to our stockholders cash in amounts sufficient to enable them to pay federal and state taxes on the portion of our income attributable to the stockholders plus related tax preparation expenses. For the years ended December 31, 1997, 1998, and 1999, we distributed an aggregate of $601,000, $5.0 million and $3,000, respectively, to our stockholders, which amounts include tax distributions.

     In 1999, we further expanded our network, operational infrastructure and sales force. We met cash needs in 1999 through the addition of capital leases, the use of our revolving credit facility and the net proceeds of $137 million generated from the closing of our initial public offering of common stock in July 1999. Additionally, we used approximately $46 million of the proceeds from the initial public offering of our common stock to redeem our 13.5% series A cumulative preferred stock due 2009 and $10 million to repay amounts owed under our credit facility.

     In March 2000, we extended our Comdisco capital lease facility to make an additional $29 million available for continued network expansion through December 31, 2000. We have also amended our existing $60 million senior credit facility to extend the maturity date until December 31, 2000.

     On March 8, 2000, we received a commitment from Goldman Sachs Credit Partners, an affiliate of Goldman Sachs, to provide and syndicate new senior secured credit facilities in an aggregate amount of up to $225 million. The senior secured credit facilities will consist of:

     - a revolving credit facility in the amount of $150 million, and

     - delayed draw term loans in the amount of $75 million.

These senior secured credit facilities will replace our existing $60 million credit facility and our Comdisco capital lease facility and will be used for working capital purposes and the purchase and acquisition of telecommunications assets. These facilities are to become available on or about June 1, 2000.

     Concurrently with this offering of depositary shares, we are offering shares of common stock for an aggregate offering price of $250 million. Our offering of depositary shares is contingent upon the closing of the offering of common stock. Our offering of common stock is not contingent upon the closing of the offering of the depositary shares.

     Total assets were $186.0 million at December 31, 1999 compared to $48.9 million at December 31, 1998. Cash and cash equivalents were $43.0 million at December 31, 1999 compared to $12.2 million at December 31, 1998. Net cash provided by operating activities was $3.6 million during 1999 as compared to net cash used in operating activities of $10.8 million during 1998. Capital expenditures were $53.7 million during 1999 and $10.9 million during 1998.

     Our strategic initiatives include the deployment of additional local and long distance switches, the co-location of network equipment, the offering of new services such as local exchange and data services, the expansion of our sales force and other personnel, and significant investment in our information technology systems. These initiatives will require a substantial amount of capital for the installation of network switches and related equipment, fiber, personnel additions and funding of operating losses and working capital.

     Our ability to meet our projected growth will require substantial cash resources. The anticipated expansion of our network infrastructure through year-end 2000 and in 2001, including the addition of additional co-locations, switches, e.Commerce data centers and other network elements and our anticipated funding of negative cash flow from operating activities through year-end 2000 and in 2001, will require approximately $475 million of capital. Furthermore, if we acquire other businesses, we may require additional financing. We expect the proceeds of this offering, the proceeds of the offering of convertible preferred stock, our current financing arrangements and internally generated funds to provide sufficient capital to fully fund our business plan. Our ability to satisfy future capital needs will depend upon our ability to renegotiate or replace our credit and equipment lease facilities, obtain supplemental financing or raise additional capital.

RECENTLY ISSUED ACCOUNTING STANDARD

     In June 1998, Statement of Financial Accounting Standard No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", was issued, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. We are required to adopt SFAS 133, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Dates of FASB Statement 133," on a prospective basis for interim periods and fiscal years beginning January 1, 2001. Had we implemented SFAS 133 in the current period, financial position and results of operations would not have been affected.

                                    BUSINESS

OVERVIEW

     Network Plus is a network-based communications provider offering a comprehensive suite of broadband data, telecommunications and e.Commerce hosting services. Our services include local and long distance voice, high-speed data, Internet and web and managed server hosting. We currently utilize digital subscriber line, or DSL, technology to provide high-speed data and Internet access and are a pioneer in providing local and long distance services using voice over digital subscriber line, or VoDSL, technology. We currently serve small and medium-sized business customers in the northeastern and southeastern regions of the United States. During 2000, we intend to expand into the mid-Atlantic region to establish a contiguous network footprint from New England to Florida. As of December 31, 1999, we served approximately 45,000 customers representing in excess of 66,000 local access lines and 225,000 long distance access lines. We had total revenue of $152.5 million in 1999.

     We believe that our comprehensive suite of communications services and the continuing expansion of our network enable us to acquire new customers, cross-sell additional services to existing customers and improve our overall margins. As of March 1, 2000, we:

     - Provide VoDSL, DSL and local exchange services directly to our customers by co-locating our network equipment in the central offices of incumbent local exchange carriers. As of March 1, 2000, we had 197 co-locations accepted and under construction, of which 42 are operational. We intend to expand our co-location network to approximately 220 co-locations in the northeastern, and southeastern regions of the United States by year-end 2000 and to approximately 500 co-locations in the northeastern, mid-Atlantic and southeastern regions of the United States by year-end 2001.

     - Sell our services through a 273 person direct sales force located in 12 sales offices throughout the northeastern and southeastern regions of the United States. To support our anticipated growth, we expect to expand our sales force to approximately 400 members by year-end 2000 located in 21 sales offices in the northeastern, mid-Atlantic and southeastern regions of the United States.

     - Operate Lucent 5ESS local exchange switches in Cambridge, Massachusetts, New York City, Atlanta and Miami, Nortel international and interexchange switches in Los Angeles and Quincy, Massachusetts and Nortel interexchange switches in Orlando and Chicago. We intent to deploy additional local exchange switches in New Jersey, Philadelphia, Washington, D.C. and Raleigh, North Carolina by year-end 2001.

     - Own 11,000 digital fiber miles of long-haul and metropolitan fiber optic cable. The fiber is configured in multiple sychronized optical network, or SONET, rings and is equipped with Lucent dense wave division multiplexing technology, or DWDM, allowing us to increase our network capacity to 16 OC-192s permitting data transmission rates of 400 gigabytes per second. We intend to deploy an additional 3000 route miles, representing approximately 19,000 additional digital fiber miles by year-end 2001.

     - Have deployed and operate 27,000 square feet of carrier class e.Commerce data center space to support both web and managed server hosting services. By year-end 2000, we intend to expand to 116,000 square feet of e.Commerce data center space in geographically diverse centers located in New York City, Cambridge, Massachusetts, Quincy Massachusetts, Miami and Atlanta. We intend to deploy an additional 150,000 square feet of e.Commerce data center space in Chicago, Philadelphia and Nashville by year-end 2001.

     - Have deployed 20,000 square feet of e.Commerce "edge" data center space located in the central offices of incumbent local exchange carriers with an additional 21,000 square feet under construction. This edge space represents space that we sublease to other telecommunications companies. We expect to have deployed a total of 41,000 square feet of edge co-location space by year-end 2000 and a total of 65,000 square feet by year-end 2001.

BUSINESS STRATEGY

     We have an aggressive growth strategy to become the provider of choice offering one-stop broadband data, telecommunications and e.Commerce hosting services to small and medium-sized business customers in our target markets. Our future success will depend upon our ability to implement this strategy. We believe that our substantial operating history, existing customer base, expansive network and LOGOS, our operational support system and our experienced management team, will enable us to effectively implement our growth strategy, which includes the following:

  BE A SINGLE-SOURCE PROVIDER OF BROADBAND DATA, TELECOMMUNICATIONS AND e.COMMERCE HOSTING SERVICES

     A key to our growth is the continued implementation of our marketing plan that emphasizes our comprehensive suite of broadband data, telecommunications and e.Commerce hosting services on both a bundled and individual basis. To a large extent, the customers we target have not previously had the opportunity to purchase bundled services from a single-source provider, and we believe that they will prefer one source for all of their telecommunications requirements. Additionally, we believe that our VoDSL and DSL-enabled services allow the small and medium-sized businesses we target to obtain, for the first time, affordable and reliable broadband data services which we believe are necessary for success in the rapidly evolving world of business-to-business and business-to-consumer e.Commerce. We provide bundled services, invoice these services on a single bill and provide a single point of contact for customer service, product inquiries, repairs and billing questions.

     We believe that our ability to provide bundled broadband data, telecommunications and e.Commerce hosting services will enable us to better meet the needs of our customers, penetrate our target markets, capture a larger portion of our customers' total expenditures on telecommunications and e.Commerce hosting services and increase customer retention. In addition, we believe that our VoDSL technology will allow us to offer our comprehensive suite of services at a bundled price that may be lower than many of our competitors and lower than the price of purchasing those services separately.

  TARGET UNDERSERVED MARKETS

     We target small and medium-sized businesses. We seek to be among the first to market integrated telecommunications services in many of our markets, including small and medium-sized communities in which there is relatively little competition from fully integrated network based telecommunications providers. We believe that small and medium-sized businesses have been underserved by our large competitors with respect to sales and customer service, and that our integrated and comprehensive product suite and emphasis on customer support and satisfaction provides us with a significant competitive advantage.

  EXPAND GEOGRAPHIC REACH

     We currently service the northeastern and southeastern regions of the United States. We intend to expand into the mid-Atlantic region and targeted regions in the midwest. Our plan is to establish a single contiguous network footprint from New England to Florida. We believe that the northeast, mid-Atlantic and southeast are particularly attractive due to a number of factors, including the population density in the northeast and mid-Atlantic, the large number of rapidly growing metropolitan clusters in the southeast and the relatively small number of significant competitors to the incumbent local exchange carriers. In addition, we also intend to expand into other regions of the United States as opportunities arise.

  CROSS-SELL LOCAL, DATA AND e.COMMERCE HOSTING SERVICES TO OUR EXISTING
CUSTOMERS

     As of December 31, 1999 we had approximately 45,000 customers representing in excess of 66,000 local access lines and 225,000 long distance access lines. We believe that our ongoing customer relationships, focus on customer care and the competitive prices enabled by both our VoDSL technology and our bundled services provide us with a significant opportunity to cross-sell local, DSL, data and e.Commerce hosting services to our existing customers.

  BUILD A CAPITAL-EFFICIENT NETWORK INFRASTRUCTURE

     Our strategy is to expand our network where economically or strategically justifiable. We believe that this strategy will result in higher long-term operating margins, greater control of our network and enhance service quality. As we expand our infrastructure with fiber, switches, co-locations and e.Commerce data centers, the portion of our traffic that is carried on our network will increase. In addition, we believe we will be able to defray a significant portion of our co-location costs by subleasing our excess co-location, or "edge", space to other network providers. An important element of our network strategy is to build our network to take advantage of our existing customer base and sales office coverage in the northeastern and southeastern regions of the United States and our planned sales force expansion in the mid-Atlantic region. All of the approximately 500 co-locations that we expect to have operational by year-end 2001 will be within the service areas of our existing or planned sales offices.

  ACQUIRE AND RETAIN MARKET SHARE THROUGH OUR SALES FORCE AND CUSTOMER SERVICE

     We intend to expand our sales force to approximately 400 members by year-end 2000 to acquire and support a growing customer base. Once we obtain a customer, we focus on providing superior customer service. We believe that our sales and customer services processes have resulted in a customer retention rate that is higher than many of our competitors and differentiate us as a customer-focused telecommunications provider, giving us a competitive advantage.

     We provide customer service 24 hours per day, 365 days per year. We also provide each customer with personalized service through a single point of contact for all product inquiries, repair needs and billing questions, which we believe increases customer satisfaction.

     We provide incentives to our sales and customer support personnel through a compensation structure that is designed to promote a high level of ongoing customer care and retention. It also ensures that our sales staff remains actively involved in the customer service process.

  LEVERAGE OUR CUSTOM-DESIGNED BACK OFFICE SYSTEMS

     We have deployed a custom-designed operational support system, which we refer to as LOGOS. LOGOS shortens the time between a customer order and service installation, reduces overhead costs and enables us to provide superior customer service. We believe that LOGOS enhances our productivity and service quality and provides us with a significant competitive advantage by:

     - automating many of the processes involved in moving a customer onto our network

     - automating the exchange of data with our trading partners through electronic bonding

     - enabling single-call resolution of most customer inquiries

     - providing each of our departments with a universal view of all provisioning, billing, customer service, trouble ticket and collections activities for each customer

     - enabling customized service offerings, pricing and invoice formatting for each customer

     - enabling our customers to analyze traffic and usage patterns, track changes and pay invoices through a secure web interface to our LOGOS system, which we call the e-Command Center.

     Our operational support system also provides our management with timely operational and financial data to direct network, sales and customer service resources more efficiently. In addition, we are in the process of further enhancing the electronic bonding of LOGOS to the operational support systems of our key trading partners. This electronic exchange of data with both incumbent local exchange carriers and other key trading partners will allow "flow-through" provisioning, which will reduce the time necessary to order unbundled network elements and enhance the quality control of the ordering process.

  EXPAND THROUGH STRATEGIC ACQUISITIONS AND ALLIANCES

     As part of our expansion strategy, we plan to consider strategic acquisitions of, and alliances with, related or complementary businesses. We believe that strategic acquisitions of, and alliances with, related or complementary businesses may enable us to expand more rapidly by adding new customers and services, additional network assets, as well as acquiring additional experienced employees. These acquisitions and alliances could be funded by cash, bank financing or the issuance of debt or equity securities. We continuously evaluate and often engage in discussions regarding various acquisition and alliance opportunities, but are not currently a party to any agreement for a material acquisition or alliance.

  LEVERAGE THE EXPERIENCE OF OUR MANAGEMENT TEAM

     Our management team has significant experience in the telecommunications industry in general and, in particular, in the critical functions of network operations, sales and marketing, back office and operational support systems, finance and customer service. Our management team has an average of approximately 10 years of experience in the telecommunications industry. We believe that the quality, experience and teamwork of our management team will be critical factors in the implementation of our growth strategy.

MARKET OPPORTUNITY

     We believe that the federal Telecommunications Act of 1996 and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening local markets to competition and requiring incumbent local exchange carriers to provide increased direct interconnection to their competitors. According to the FCC, in 1998 the total revenues for the telecommunications industry amounted to approximately $245 billion, of which approximately $105 billion was local service and approximately $105 billion was long distance.

     A number of important trends are reshaping the U.S. telecommunications industry, creating substantial market opportunity. These trends include:

     - increasing customer demand for high-speed broadband data services, such as Internet access and transport and personal computer-based applications

     - the emergence of business-to-business and business-to-consumer e-Commerce

     - continued consolidation among service providers to broaden their service offerings and technical capabilities.

     By leveraging customer relationships and bundling service offerings, competitive local exchange carriers have begun to exploit a variety of opportunities, including high-speed Internet access and transport, VoDSL, DSL, local and wide-area network connectivity, managed network services, virtual private networks, remote access and electronic commerce services. We believe that new entrants have an excellent opportunity to establish themselves as leading providers of such value-added services.

     High-speed data services and Internet connectivity have become important to business due to the dramatic increase in Internet usage and the proliferation of personal computer and Internet protocol-based applications. According to International Data Corporation, an independent telecommunications and technology research company, the number of Internet users worldwide reached approximately 144 million in 1998 and is forecasted to grow to approximately 602 million by 2003. The popularity of the Internet with consumers has also driven the rapid growth in exploiting the Internet as a commercial medium, as businesses establish websites, corporate intranets and extranets and implement electronic commerce applications to expand their customer reach and improve their telecommunications efficiency.

THE IMPORTANCE OF VODSL AND e.COMMERCE DATA CENTER SPACE

     The rapid growth of the Internet, the expansion of e.Commerce and the introduction of new business applications have fueled increasing demand from small and medium-sized businesses for advanced telecommunications and Internet services. To meet this demand, we offer a comprehensive suite of voice, broadband data and web and managed server hosting services. Our VoDSL technology allows us to simultaneously provide small and medium-sized businesses with up to 16 telephone lines and an "always on" high-speed connection to the Internet at speeds of up to 1.5 megabits per second over a single copper line.

     As more small and medium-sized businesses utilize the Internet to conduct their business, the need for reliable and affordable broadband access and guaranteed availability of e.Commerce web and server platforms will become increasingly vital. We believe that this increasing need for broadband access and guaranteed availability makes it impractical for small and medium-sized businesses to economically operate e.Commerce platforms on their own premises. Adequate and available redundant bandwidth and guaranteed availability of e.Commerce web and server platforms are often not available or else are cost-prohibitive. We believe that our e.Commerce data centers address this need by providing reliable and affordable broadband access and guaranteed availability of e.Commerce web and server platforms.

SERVICE OFFERINGS

  RETAIL SERVICE OFFERINGS

     Our retail services, which we offer on a stand-alone or bundled basis, currently include the following:

VoDSL and Circuit-Switched
Local Services               We offer a full range of local exchange services
                             including voice mail, directory assistance, call forwarding, conference calling, return call hunting services, call pick-up, repeat dialing and speed calling. Local services can be provided through packet-based VoDSL facilities or traditional circuit-switched facilities.

DSL, Internet and Data
Services Our DSL services provide an "always on" high-speed local connection to the Internet and to private and local area networks. Our DSL technology can increase the data transfer rates of a standard phone line by up to 25 times. We also offer both dial-up and dedicated Internet access and private line, frame relay, mail, news and domain name, or DNS, services.

e.Commerce Hosting Services  We offer a full range of web and managed server hosting services in geographically dispersed and environmentally and technologically controlled carrier class facilities with both redundant power and Internet access. Our e.Commerce services include vertical rack space, cabinet units, cage and vault space and managed NT and UNIX servers with both burstable and guaranteed bandwidth.

VoDSL and Circuit-Switched
Long Distance Services       We offer both domestic (interstate) and
                             international switched and dedicated long distance services, including "1+" service along with global termination to over 225 countries. We also offer a variety of enhanced long distance features. Long distance services can be provided through packet-based VoDSL facilities or traditional circuit-switched facilities.

VoDSL and Circuit-Switched
Toll-free Services           We offer a full range of switched and dedicated
                             domestic (interstate) toll-free services, including toll-free origination and termination, international toll-free origination from 60 countries, including Canada, and toll-free directory assistance. We also provide enhanced toll-free services through our advanced intelligent network capabilities. Toll-free services can be provided by packet-based VoDSL facilities or traditional circuit-switched facilities.

Calling Card Services        We offer nationwide switched-access customized
                             calling card services. We offer our customers the option of calling cards that are personalized, branded or generic.

Paging Services              We offer advanced wireless paging services,
                             including digital and alphanumeric paging, personal identification number services, voice mail, news and sports feeds, and local or national geographic coverage.

Custom Management Control
Features We offer our customers customized management reporting features including area code summaries, international destination matrices, daily usage summaries, state summaries, time of day summaries, duration distribution matrices, exception reporting of long duration calls, and incomplete and blocked call reporting.

e.Command Center             We offer our customers a secure web interface into
                             LOGOS. Through our e.Command Center, customers have access to analytical tools to help them manage and control their communication cost and services, pay invoices and track events. Customer access to our e.Command Center is available 24 hours a days, 7 days a week.

     We began offering local phone, DSL, e.Commerce hosting and VoDSL services in mid-1998, mid-1999, December 1999 and January 2000, respectively. During 1999, aggregate revenues from our long distance phone service accounted for approximately 85% of our revenues, and aggregate revenues from local phone, data and e.Commerce hosting services accounted for approximately 15% of our revenues.

  WHOLESALE "EDGE" CO-LOCATION SERVICES

     We currently have constructed 20,000 square feet of e.Commerce "edge" data center space located in the central offices of incumbent local exchange carriers, which by year-end 2000 we expect to expand to 41,000 square feet. This edge space represents excess space that we sublease to other telecommunications companies for the deployment of their network infrastructure. The provision of these services enables us to defray a portion of our network build costs. By year-end 2001, we expect to have deployed a total of 65,000 square feet of edge co-location space.

  INTERNATIONAL WHOLESALE SERVICES

     We offer international wholesale termination and transport services primarily to major domestic and international telecommunications carriers. We believe our international wholesale service offering is a strategic element in our overall plan to expand our network and to generate and retain customer traffic. We intend to build on our relationships with large domestic and international carriers to purchase increased capacity and to otherwise support our international service offerings. In addition, we expect that providing comprehensive international services will lower our cost of carrying international traffic and result in more attractive service offerings in our core retail markets.

SALES AND MARKETING

  OVERVIEW

     Our sales force seeks to provide our existing and potential customers with a comprehensive array of telecommunications services customized for the increasingly convergent voice and data marketplace. Our sales force targets small and medium-sized businesses that generally have telecommunications expenditures of less than $10,000 per month. We believe that neither regional Bell operating companies, large long distance carriers nor the nationally based e.Commerce and Internet service providers have historically concentrated their sales and marketing efforts on this business segment, which we believe represents a significant portion of the market. Additionally, we believe that historically small and medium-size businesses have been economically precluded from enjoying the benefits of broadband VoDSL and DSL access and the enhanced business opportunities that broadband-enabled e.Commerce provides. We believe we have established ourselves as a recognized provider of high-quality, competitively priced telecommunications service with a reputation for responsive customer care. We believe that our new e.Commerce data centers and our VoDSL technology offerings enable us to better compete in, and more rapidly penetrate, our targeted sales markets.

     Our sales and marketing approach is to build long-term business relationships with our customers, with the intent of becoming the single-source provider of all their telecommunications services. We train our sales force in-house with a customer-focused program that promotes increased sales through both customer attraction and customer retention.

  SALES CHANNELS

     DIRECT SALES. Our direct sales force markets our retail services directly to end users. As of March 1, 2000, we employed 279 direct sales representatives working in 12 sales offices throughout the northeastern and southeastern regions of the United States. By year-end 2000, we intend to employ approximately 400 direct sales representatives located in a total of 21 offices throughout the northeast, mid-Atlantic and southeastern regions of the United States.

     Our direct sales force is headed by our senior vice president of sales, who has been with us for approximately eight years. Each of our existing sales offices is headed by a branch manager and is further sub-divided into smaller sales teams, each of which is headed by a team leader who directly oversees the day-to-day sales activities of his or her team and acts as a mentor to its members. Teams generally consist of eight to 10 sales representatives.

     We provide compensation incentives to our sales teams to sell to customers within pre-assigned co-location areas. In doing so the salesforce is motivated to sell to new customers that can be provisioned directly onto our network where we realize higher margins.

     All new sales representatives are required to receive formal in-house training, in which we expect them to gain a thorough knowledge of our services and the telecommunications industry. After formal training, we permit sales representatives to pursue customers but require them to participate in a continuing mentoring program. We believe this philosophy is a competitive advantage in the attraction and long-term retention of sales personnel.

     AGENCY SALES. Our agency sales force markets our services to various resellers, independent marketing representatives, associations and affinity groups. This sales force locates established, high-quality organizations with extensive distribution channels in order to market our telecommunications services to both a broader geographic range and a greater number of potential customers than could be reached by the direct sales force. We sell our services on a wholesale basis to resellers, which in turn sell such services at retail to their customers. We generally sell our services to independent marketing representatives, associations and affinity groups on a retail basis.

     Our use of independent marketing representatives allows us to reduce our marketing and other overhead costs. As compensation for their services, independent marketing representatives generally receive a commission on their sales. We employ stringent selection criteria and attempt to carefully monitor and control the activities of our resellers and independent marketing representatives to ensure compliance with laws, industry standards and company policies. We believe that the number of complaints we have received regarding the methods and practices of our agents is negligible in comparison with the experience of many other telecommunications companies.

     We commenced sales through resellers and independent marketing representatives in 1996, and as of March 1, 2000 we had five salespeople dedicated to this market segment. In December 1999, sales through our reseller and independent agent sales force accounted for approximately 10% of our revenue.

     INTERNATIONAL WHOLESALE SALES. Our international wholesale sales force markets our international telecommunications services to both international and domestic carriers. This group focuses on developing customer and vendor relationships with the top-tier international carriers, as well as selected financially stable second-tier carriers. As of March 1, 2000, we had five sales people in this group.

  SALES FORCE COMPENSATION

     Our sales force compensation strategy provides focused incentives to sell higher margin bundled on-net services. Additionally, we compensate all sales personnel with both a salary and a residual commission structure based on each customer's continued use of our services. The compensation of our sales staff is therefore increasingly reliant over time on the retention of existing customers. We believe that this "lifetime residual" motivates each sales person to remain actively involved with customers and participate in the customer support process. We believe this approach provides us with competitive advantages that increase customer retention, increase cross-selling opportunities and reduce the costs of customer service and support.

  MARKETING AND ADVERTISING

     We have begun marketing efforts in support of our VoDSL technology and the rollout of our integrated voice, DSL and e.Commerce data services. Recent marketing efforts include print ads, mailings and trade shows. We are also actively involved in numerous charitable and community events, which we believe increases our recognition in our target geographic regions.

CURRENT CUSTOMER BASE

  RETAIL CUSTOMERS

     As of December 31, 1999 we provided service to approximately 45,000 customers representing in excess of 66,000 local access lines and 225,000 long distance access lines. We segment our customers by monthly revenue to ensure that those customers generating higher monthly revenues experience a higher level of proactive customer care. Our customers are predominately located in the northeastern and southeastern regions of the United States. Because our customer base, to a large extent, is concentrated around our 12 sales offices, we believe we are beginning to achieve name recognition in the small and medium-sized business communities in our core sales areas. To further enhance our customers' experience, we have recently deployed our e.Command Center, which allows our customers real-time access through a secure web interface to our LOGOS operational support system.

  INTERNATIONAL WHOLESALE CUSTOMERS

     We provide international wholesale services to numerous national and international telecommunications carriers. We strive to establish close working relationships with our international wholesale customers. Once we interconnect with a carrier customer, the carrier may utilize us on an as-needed basis, depending upon the pricing offered by us and our competitors, as well as the available capacity. We have been tested and approved as an authorized carrier for, and included in the routing tables of, all of our international carrier customers.

NETWORK

  OVERVIEW

     We pursue a capital-efficient network deployment strategy that involves owning switches while acquiring or leasing fiber optic transmission facilities on an incremental basis to satisfy customer demand. Our strategy has been to build a geographic concentration of customers before building, acquiring or extending our network to serve that concentration of customers. As network economics or strategic opportunities justify the deployment of our switching or transport capacity, we expand our network and migrate customers onto our network. An important element in our local, VoDSL and DSL network strategy is to build our network to take advantage of our existing customer base and our current and planned sales office coverage.

     We believe that owning network components, rather than relying on the facilities of third parties, enables us to have more flexibility in meeting customer needs for new products and services, generate higher operating margins, obtain origination and termination fees from other carriers and maintain greater control over our network operations and service quality.

  INTEGRATED NETWORK ARCHITECTURE

     We provide services to our customers over a single integrated network that supports local and long distance voice services over VoDSL facilities or traditional circuit facilities, high-speed data, including DSL, Internet and web and managed server hosting services. We believe that the integrated design of our local, long distance and data networks significantly reduces our cost of providing services. Our integrated network architecture includes customer premise equipment, unbundled network elements, co-locations located in the central offices of incumbent local exchange carriers as well as carrier access hotels, class 5 switches, gateway and long distance switches, digital subscriber line access multiplexers, or DSLAMs, Internet protocol-based routers and switches, application servers, asynchronous transfer mode, or ATM, switches, synchronous optical network, or SONET, fiber rings, dense wave division multiplexing, or DWDM, optronics for high capacity and high density transmission and our own SS7 service control points.

  REACHING THE CUSTOMER PREMISES -- UNBUNDLED NETWORK ELEMENTS

     Our integrated network begins with our customer. To reach our customers, we purchase or lease simple copper loops, or, if customer traffic justifies, T-1 facilities, as unbundled network elements, or UNEs, from the incumbent local exchange carrier. By utilizing UNEs, we obtain access and termination revenues as if we owned the copper loop to our customer and are able to rapidly connect the customer directly to our co-location. We are also able to avoid the cost and delay associated with deploying our own facilities to our customers' premises. To support our VoDSL and high-speed DSL services, we provide our customer with a modem that we connect to a digitally conditioned copper loop that we have purchased or leased as a UNE. To enable us to purchase these UNEs, we have successfully negotiated interconnection agreements with the incumbent local exchange carrier in each of our targeted jurisdictions. We currently have interconnection agreements with Bell Atlantic of Massachusetts, New Hampshire, New York and Rhode Island, Southern New England Telephone of Connecticut, and Bell South of Georgia and Florida. We anticipate entering into interconnection agreements in our targeted mid-Atlantic expansion states by August 1, 2000.

  CO-LOCATION FACILITIES

     Each UNE we deploy, whether for local service or high-speed VoDSL and DSL service, will be a direct connection from our customer to one of our co-location facilities located in the central office of the incumbent local exchange carrier. Within each co-location facility we have deployed, or are deploying, both Lucent digital access nodes to support switched voice services and DSLAMs, to support both VoDSL and our stand-alone high-speed and DSL service offerings. By designing our co-locations in this manner we are able to allocate the overhead costs associated with deploying co-locations across multiple products and revenue streams. This co-location architecture can be extended to support emerging applications as customer requirements dictate.

     Currently 42 co-locations of the 197 co-locations accepted and under construction are operational. We expect to have approximately 220 co-locations operational by year-end 2000 and a total of 500 co-locations operational by year-end 2001. These co-locations, measured by the aggregate number of business lines currently served by the local telephone company in these locations as of December 1999 are set forth below.

                                                                                     TOTAL AVAILABLE
                                                PLANNED            PLANNED           BUSINESS LINES
                                            CO-LOCATIONS BY    CO-LOCATIONS BY       AS OF DECEMBER
STATE                                        YEAR-END 2000      YEAR-END 2001             1999
-----                                       ---------------    ---------------       ---------------
Connecticut.............................           27                 40                  641,461
Florida.................................           71                 84                2,033,536
Georgia.................................           24                 55                  844,703
New Hampshire...........................            7                  7                  129,045
Massachusetts...........................           48                 78                1,189,406
New York................................           35                 90                3,516,539
Rhode Island............................            8                 12                  227,260
District of Columbia....................            0                  8                  581,692
Delaware................................            0                  7                  162,123
Maryland................................            0                 12                  942,873
New Jersey..............................            0                 33                1,800,970
Pennsylvania............................            0                 30                1,666,276
Virginia................................            0                 15                  954,965
North Carolina..........................            0                 21                  895,224
South Carolina..........................            0                  8                  275,109
                                                  ---                ---               ----------
Total...................................          220                500               14,690,849

     Until we have deployed the necessary co-location facilities in a specific geographical region, our DSL services utilize our underlying network or the network of another DSL provider, and our local exchange services utilize the underlying network of the incumbent or competitive local exchange carrier.

  NETWORK ACCESS POINTS AND LOCAL SWITCHING PLATFORM -- LUCENT 5ESS SWITCHES

     Our local switching platform consists of Lucent 5ESS digital switches in Cambridge, Massachusetts, New York City, Atlanta and Miami. We intend to deploy additional Lucent 5ESS digital switches in New Jersey, Philadelphia, Washington, D.C. and Raleigh, North Carolina by year-end 2001. Each Lucent 5ESS switch acts as a centralized switching node and data center for each co-location within the footprint served by the switch. In addition, each of these centralized switching nodes serves as an interconnection and concentration point between our VoDSL and DSL data network and the Internet.

VODSL PLATFORM AND DSL PLATFORM

     The rapid growth of the Internet, expansion of business-to-business and business-to-consumer e.Commerce and the introduction of new business applications have fueled increasing demand from small and medium-sized businesses for access to voice, broadband data and web and managed server hosting services. To meet this demand, we offer a comprehensive suite of bundled voice, broadband data services and web and managed server hosting services over our network infrastructure. Our VoDSL technology allows us to simultaneously provide small and medium-sized businesses with up to 16 telephone lines and an "always on" high-speed connection to the Internet at speeds of up to 1.5 megabits per second over a single existing copper line. The following diagram illustrates the VoDSL and DSL network topology we are deploying throughout our network footprint and the topology we will deploy as we expand into the mid-Atlantic region and other regions of the United States:

                         OUR VODSL NETWORK ARCHITECTURE

              [GRAPHIC: FLOW CHART OF VODSL NETWORK ARCHITECTURE]

     Our VoDSL and DSL broadband network is a packet-based network. We are able to dynamically upgrade and downgrade bandwidth and data transport speed on each VoDSL and DSL connection to meet the changing needs of our customers. Because customers are able to purchase broadband capacity and data transport speeds to match their specific needs, we believe our customers will realize lower costs. Our VoDSL solution also guarantees quality telephone service by prioritizing telephone packets over data packets. The result of this prioritization is that telephony traffic always receives the bandwidth it requires and data traffic uses the remaining bandwidth.

  LONG DISTANCE SWITCHING PLATFORM -- NORTEL SWITCHES

     We have deployed Nortel DMS interexchange and international gateway switches in Quincy, Massachusetts and Los Angeles and Nortel DMS interexchange switches in Orlando and Chicago. We intend to increase our long distance footprint through expanded tandem or end-office trunking, deployment of additional points of presence and, where traffic concentration justifies, deployment of additional switch facilities. Future long distance switch sites potentially include Dallas, Denver and Seattle.

  E.COMMERCE DATA CENTERS

     We operate 27,000 square feet of carrier class e.Commerce data center space to support both web and managed server hosting services. By year-end 2000, we anticipate that this will increase to 116,000 square feet in geographically diverse data centers located in New York City, Cambridge, Massachusetts, Quincy, Massachusetts, Miami and Atlanta. We intend to deploy an additional 150,000 square feet of e.Commerce data center space in Chicago, Philadelphia and Nashville by year-end 2001.

     Our e.Commerce data centers are, and our planned e.Commerce data centers are expected to be, located on our major backbone fiber routes and co-located with our class 5 local switches. To support our web and managed server hosting services, we maintain redundant T-3 (45mb) circuits to the Internet ensuring broadband availability. We lease 23" racks for traditional telephony equipment, 19" racks for open mounting of servers and data equipment. Full and partitioned cabinets with locking front and rear doors and managed servers running both NT or UNIX. Ancillary features of our e.Commerce data centers include always-available technicians, power and redundant power, environmental and security controls.

  FIBER AND TRANSPORT -- SONET RINGS AND DWDM

     In the northeast we control and operate, pursuant to two 20-year indefeasible right-of-use agreements entered into in 1998, 625 route miles of fiber optic cable, representing 1,830 digital fiber miles. Deployed in a SONET topology, this fiber acts as the backbone connecting our northeast switching nodes, e.Commerce data centers and co-location footprint. Additionally, this fiber connects major markets throughout New England and the New York metropolitan area including New York City, White Plains, Stamford, New Haven, New London, Providence, Boston, Nashua, Springfield and Worcester.

     In the southeast we control and operate, pursuant to a 20-year indefeasible right-of-use agreement, entered into in 1999, approximately 2,200 route miles of fiber optic cable, representing 9,106 digital fiber miles. When fully deployed and activated in a SONET topology, this fiber will act as the backbone connecting our southeast switching nodes, e.Commerce data centers and co-location footprint. Additionally, this fiber will connect major markets throughout the southeast including Atlanta, Marietta, Roswell, Norcross, Miami, Ft. Lauderdale, Boca Raton, West Palm Beach, Pompono Beach, Boyton Beach, Delray Beach and Deerfield Beach.

     By June 30, 2000, we intend to control and operate pursuant to a 20 year indefeasible right-of-use agreement an additional 3,000 route miles of fiber optic cable representing 19,000 digital fiber miles. When fully deployed and activated in a SONET topology, this fiber will connect our northeast and southeast SONET rings while simultaneously connecting our mid-Atlantic switching nodes, e.Commerce data centers and co-location footprint. This fiber will connect major markets throughout the mid-Atlantic and midwest including Newark, Princeton, Philadelphia, Wilmington, Baltimore, Washington, D.C., Raleigh, Charlotte, Atlanta, Birmingham, Nashville, Louisville, Cincinatti, Indianapolis, Chicago, Cleveland and Pittsburgh.

     Throughout our SONET topology we have deployed Lucent's Wave Star OLS 400G DWDM technology. This enables our DWDM SONET network to support up to 80 OC-48 (2.5 gigabytes per second) channels, or 40 OC-192 (10 gigabytes per second) channels, or a mix of the two signal speeds for a maximum optical throughput of 400 gigabytes per second.

     Where we have not acquired fiber optic cable, we lease long-haul network transport capacity from major network-based carriers and local access from the incumbent local carriers in their respective territories. We also use competitive access provider facilities where available and economically justified. Metropolitan area fiber rings or SONET services are generally leased or, where economically justified, constructed to interconnect with our co-locations, switching nodes, e.Commerce data centers and long haul SONET backbone. To ensure seamless off-net termination and origination, we also utilize interconnection agreements with major carriers.

  INTERNATIONAL FACILITIES

     In addition to being interexchange switches, the Nortel switches located in Quincy, Massachusetts and Los Angeles are international gateway switches that enable us to interconnect direct international routes with a number of U.S. and foreign wholesale international carriers. This allows us to provide state-of-the-art least-cost routing and network reliability for international calling. These interconnected international carriers are also a source of wholesale international traffic and revenue that enable us to provide competitive international rates to our retail customers.

     To further support our international interconnections, we have entered into leases or indefeasible right-of-use agreements for international submarine cable facilities in several cable systems, including:

     - TAT-12/13 RIOJA, which spans the Atlantic Ocean

     - TPC-5, which spans the Pacific Ocean

     - Americas I, which connects various locations throughout the Caribbean

     - Guam-Philippines Cable System.

These arrangements support existing and planned interconnections with telephone operating companies in foreign countries.

  SIGNALING SYSTEM 7 AND ADVANCED INTELLIGENT NETWORK ARCHITECTURE

     All our local and long distance switched services use SS7 network signaling for enhanced network efficiencies and increased customer satisfaction. The SS7 signaling system reduces connect time delays, thereby enhancing overall network efficiencies. For more advanced SS7 functions providing "network level logic", we have deployed ServiceBuilder(TM), Nortel's next-generation advanced intelligent network, or AIN, architecture, including Nortel's Service Management System and Service Creation Environment. In tandem with the Nortel and Lucent switches, ServiceBuilder allows us to deploy "designer" products and features defined by the Bellcore AIN standard and including:

     - enhanced 800 Services, including AIN specific routing services

     - various "Follow me" services, including 500 number technology

     - customer dictated and provisioned class of service screening features

     - virtual private network services.

 NETWORK MANAGEMENT AND OPERATIONAL SUPPORT

     Our technical network interface is a fully redundant frame relay network that enables us to monitor each network element from our network management and surveillance center. Centralized electronic monitoring and control of our network increase the security, reliability and efficiency of our operations and allow us to avoid duplication of this function in each region. This consolidated operations center also helps reduce our per-customer monitoring and customer service costs.

     We have deployed Team Telecom International, or TTI's, enhanced network management tool, Netrac. The Netrac software consists of several integrated modules including configuration manager and inventory management, fault analysis & monitoring, switch management, transmission management, SS7 management and performance management. These modules automatically gather, log, filter, display and report alarms and network events on a real-time basis no matter where they occur in the network.

  NETWORK SECURITY

     Our network employs an "authorized access" architecture. Unlike many telecommunications companies, which, we believe, allow universal access to their network, we utilize an automatic number identification security screening architecture that ensures only those users who have subscribed to our services and have satisfied our credit and provisioning criteria are allowed access to the network.

     We believe that this architecture allows us to better control bad debt and fraud in a manner that is invisible and non-intrusive to the customer. Additionally, this architecture allows us to manage network capacity better, as unauthorized users cannot access and exploit the network.

MANAGEMENT INFORMATION SYSTEMS, ORDER ENTRY, PROVISIONING, BILLING AND CUSTOMER SERVICE

  OVERVIEW

     We are committed to the implementation of integrated and scalable operational support systems that enable "flow-through" service provisioning, the highest possible level of customer support, accurate and timely billing and web-based self-help.

     The cornerstone of our operational support system is a custom-designed system we call LOGOS. LOGOS integrates important elements of our operations, including convergent and integrated product management, service order entry, provisioning, customer service, trouble ticket management, work flow and product and rate management. LOGOS is an object-oriented C++ application that utilizes the scalability and reliability of Oracle's relational database management system. We believe that LOGOS provides us with a long-term competitive advantage by enabling us to:

     - more rapidly implement VoDSL, DSL and switched local services in our markets

     - shorten the time between the receipt of a customer order and the generation of revenue

     - further focus on and increase the customized level of attention provided to each of our customers

     - accommodate significant customer growth.

     Features of LOGOS include:

     - a graphical user interface that presents to all users a convergent and universal view of all customer activity including integrated product suite provisioning, billing, customer service, trouble ticket and collections

     - a modular design that enables convergent service order entry, provisioning, customer service and billing and rate management for all products and services

     - electronic workflow and electronic routing of tasks and provisioning events

     - electronic scheduling of customer events and user defined actions and reminders

     - the ability to customize product and service offerings and pricing for individual customers and to bring new product and pricing plans to market quickly

     - significantly enhanced customer response times

     - the ability to uniquely format and include customized management information on each individual invoice

     - interactive invoice imaging technologies that mirror each invoice sent to a customer

     - electronically routed trouble ticket technology

     - the ability of our customers to analyze traffic and usage patterns, track events and pay invoices through a secure web-enabled interface, which we call the e.Command Center.

  SERVICE ORDER ENTRY AND PROVISIONING

     We believe that an ongoing challenge for integrated telecommunications providers will be to continually improve service, order entry and provisioning systems. We will continue to identify and focus on implementing the best provisioning practices in each of our markets to provide for rapid, seamless transition of customers from the network of the incumbent local exchange carrier to our network. To support the provisioning of our services, LOGOS is designed to automate ordering and provisioning tasks. Currently, LOGOS has a convergent service order entry module that enables all service and work orders to be entered from a single common interface. Once service orders are entered, LOGOS has engineered electronic interfaces to our own network and the networks of the carriers with whom we do business. Additionally, LOGOS has engineered electronic customer account record exchange interfaces to Bell Atlantic North and South, Southern New England Telephone, GTE, Bell South, United Telephone, Pacific Bell and Ameritech. To further enhance LOGOS we have contracted with DSET Corporation to engineer our local service request, local number portability and trouble ticket EDI "electronic bonding" gateways between LOGOS and our trading partners. As of March 1, 2000 we are in the final phase of deploying the local service request gateway to Bell Atlantic which we believe will further enhance our "flow through" provisioning by reducing the time needed by us to order unbundled network elements and enhancing the quality control of the ordering process. We expect to have the remaining DSET electronic gateways fully implemented by year-end 2000. In addition to our relationship with DSET Corporation, we have contracted with CommTech Corporation to engineer the Internet protocol-based "electronic bonding" gateways between LOGOS and our voice, VoDSL, DSL and other data network elements, which we believe will be completed by July 2000.

  CUSTOMER SERVICE

     We maintain an emphasis on customer care to differentiate us from our competitors. We provide 24-hours-per-day, 365-days-per-year customer support primarily through our customer service department in Quincy, Massachusetts. Experienced customer care representatives answer all customers' calls. Many of our customer care representatives are cross-trained in the provisioning process.

     We monitor and measure the quality and timeliness of customer interaction through quality assurance procedures. Pick-up times for incoming calls, lengths of calls and other support information is automatically monitored by our automated call distribution system. Our call distribution system also prioritizes incoming support requests, assuring that our largest customers receive support in the most expedient manner. In addition, our most knowledgeable and experienced customer support representatives typically handle the support requests from our largest customers.

     We believe that LOGOS has significantly enhanced the productivity of our customer service personnel, reduces our response time and enables our customer service representatives to become "solution providers" allowing single-call resolution of customer inquiries. Additionally LOGOS's convergent architecture allows each customer service representative to up-sell and cross-sell additional products and services to our customers.

     In the event that a customer is experiencing difficulty with a particular service, LOGOS has an extensive trouble ticket function that allows every user of the system to see in real-time that a trouble condition exists. Additionally, LOGOS electronically routes all trouble tickets to our network management and surveillance center for prompt resolution. LOGOS permits each user to see the resolution steps being taken with respect to a trouble ticket. We believe that our ability to timely track and resolve trouble events and keep both the customer and the customer service representative timely informed of its status provides us with a strategic advantage.

     In the event that a customer has an inquiry with respect to an invoice, LOGOS enables the customer service representative to view an identical image of that invoice and promptly take any necessary corrective action.

     Customer support personnel are required to complete an intensive formal in-house training program before interacting with customers and are required to participate in a continuing mentor program. Customer support personnel are expected to have a thorough knowledge of our services and to emphasize customer satisfaction. The compensation of support personnel is in part dependent upon the retention rate of their respective accounts. We have an established career path for our customer support personnel who over time gain responsibility for larger customers and management responsibilities.

     Our customer support department currently receives approximately 1,300 support calls per day. We also utilize four billing cycles per month, which helps ensure that customer service calls will be staggered throughout each month. As of March 1, 2000, we employed 68 people in customer support. We anticipate that we will continue to hire additional customer support personnel as the size of our customer base increases.

  BILLING

     We maintain within LOGOS all customer information, operational data, accounts receivable information, rating rules, rating tables and tax tables necessary for billing our customers. We collect and process on a daily basis all usage information from our own network and from the networks of third-party providers. The actual process of applying rating and taxing information to the millions of individual message units generated each month, and of generating invoice print files, is conducted by a third-party. Printing of invoices is conducted by a high-speed print shop. To optimize both cash flow and internal workflow, we currently utilize four billing cycles per month. Additional billing cycles will be added as dictated by customer growth. To ensure the quality of the billing process, we utilize strict quality control checks, including boundary and statistical variation testing, sample pricing matrices and direct sampling.

EMPLOYEES

     As of March 1, 2000, we had 667 employees. We also hire temporary employees and independent computer programmers as needed. In connection with our growth strategy, we anticipate hiring a significant number of additional personnel in sales and other areas of our operations by year-end 2000. Our employees are not unionized, and we believe our relations with our employees are good. Our success will continue to depend in part on our ability to attract and retain highly qualified employees.

PROPERTIES

     Our corporate headquarters are located in a 39,500-square foot facility in Quincy, Massachusetts. We lease the Quincy facility from a realty trust whose beneficiaries are Robert T. Hale and Robert T. Hale, Jr., each of whom is an executive officer, director and significant stockholder. Also, we are currently negotiating a long-term lease for our Randolph, Massachusetts facility with a company wholly owned by Messrs. Hale and Hale, Jr. We lease additional sales offices and switching facilities. The aggregate amount we paid under our leases in 1999 was approximately $3.1 million. Although our facilities are adequate at this time, we believe that we will be required to lease additional facilities, including additional sales offices and switching facilities, as a result of anticipated growth.

LEGAL PROCEEDINGS

     From time to time, we are a party to routine litigation and proceedings in the ordinary course of business. We are not aware of any current or pending litigation to which we are or may be a party that we believe could materially adversely affect our results of operations or financial condition.

COMPETITION

     We operate in the highly competitive telecommunications services industry. We believe that the traditional distinctions between the local, long distance, data, and Internet access markets and e.Commerce hosting providers are eroding. Both new competitors and the incumbent providers are beginning to offer bundled offerings similar to our own. The regional Bell operating companies and the operating subsidiaries of GTE and Sprint dominate the local services market. AT&T, MCI WorldCom and Sprint currently are the major competitors in the long distance market. Existing telecommunications companies, cable companies and newer companies such as Internet service providers and both national and regionally based DSL providers and e.Commerce hosting providers compete in the market to provide data and Internet services. We do not have a significant market share in any segment of the market, and many of our existing and potential competitors have financial resources significantly greater than our own.

     Competition for our products and services is based on price, actual and perceived quality, reputation, name recognition, network reliability, service features, billing services and responsiveness to customers' needs. Implementation of the Telecommunications Act of 1996 and the related trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to us. The Telecommunications Act was designed to eliminate most barriers to local competition and to permit the regional Bell operating companies, if they demonstrate compliance with certain pro-competitive conditions, to provide long distance services.

     Our primary competitors in local service markets are regional Bell operating companies, such as Bell Atlantic in the New England region, or one of the operating subsidiaries of GTE or Sprint. These carriers, called incumbent local exchange carriers, provide dedicated and local telephone services to most telephone subscribers within their respective service areas. These providers have long-standing relationships with customers and regulatory authorities at the federal and state levels.

     If future regulatory or court decisions afford incumbent local exchange carriers increased rates for access or interconnection services, greater pricing flexibility, the ability to refuse to offer particular services or network elements on an unbundled basis, or other regulatory relief, such decisions could have a material adverse effect on us.

     In addition, as permitted by the Telecommunications Act, AT&T, MCI WorldCom and Sprint, the major competitors in the long distance market, each have begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of other providers' services. New competitive local exchange carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers who build private networks and both national and regional DSL providers also seek to compete in the local services market. These entities, upon entering into appropriate interconnection agreements or resale agreements, may offer single-source local, long distance, DSL, VoDSL and e.Commerce hosting services similar to those that we offer or propose to offer.

     Significant competition in the long distance market is expected to be provided by incumbent local exchange carriers, including the regional Bell operating companies. Prior to enactment of the Telecommunications Act, a federal court order known as the modified final judgement prohibited regional Bell operating companies from providing long distance service that originated, or, in certain cases, terminated, in one of its in-region states, with several limited exceptions. The limitations imposed on the regional Bell operating companies by the modified final judgement will be lifted for each affected company if and when it has satisfied certain statutory conditions specified in the Telecommunications Act. The process for demonstrating compliance with the statutory 14 point checklist of pro-competitive actions includes approval by the relevant state regulatory authority and the FCC. To date, only Bell Atlantic-New York has succeeded in obtaining approval from the state regulatory authority and the FCC. As each regional Bell operating company is allowed to offer widespread in-region long distance services, both the regional Bell operating company and the largest long distance providers will be in a position to offer single-source local and long distance service. Our success will depend upon our ability to provide high-quality services at prices generally competitive with, or lower than, those charged by our competitors.

     Although we believe small and medium-sized business customers are not aggressively targeted by large companies such as AT&T, MCI WorldCom and Sprint, our customers and potential customers may be targeted by these or other providers in the future.

     Additional pricing pressure may come from carriers providing services through Internet protocol transport, a packet-switched technology that currently can be used to provide voice and data services at a cost that may be below that of traditional circuit-switched local and long distance service. Although this service currently is not regarded as comparable to traditional long distance service, it could eventually be perceived as a substitute for traditional long distance service and put pricing pressure on long distance rates. Any reduction in long distance prices may have a material adverse effect on our results of operations.

     We will also face competition from fixed and mobile wireless services providers. The FCC has authorized cellular, personal telecommunications services and other providers to offer wireless services to both fixed and mobile locations. These providers can offer wireless local loop service and other services to fixed locations, such as office and apartment buildings, in direct competition with us and existing providers of traditional wireless telephone service.

     In addition, FCC rules went into effect in February 1998 that make it substantially easier for many foreign telecommunications companies to enter the U.S. market, thus potentially further increasing the number of competitors.

     The market for data communications and Internet access services also is extremely competitive. There are no substantial barriers to entry, and we expect that competition will intensify in the future. Our success in selling these services will depend heavily upon our ability to provide high-quality Internet connections at competitive prices.

                             GOVERNMENT REGULATION

OVERVIEW

     Our communications common carrier services are subject to regulation by federal, state and local government agencies. Most data and Internet services are not subject to regulation, although telecommunications services used for access to the Internet are regulated. Through our operating subsidiary, we hold various federal, state and local regulatory authorizations for our regulated service offerings. The FCC exercises jurisdiction over our facilities and services to the extent those facilities are used to provide, originate or terminate interstate domestic or international common carrier communications. State regulatory commissions retain jurisdiction over carriers' facilities and services to the extent they are used to originate or terminate intrastate common carrier communications. Municipalities and other local government agencies may require carriers to obtain licenses or franchises regulating use of public rights-of-way necessary to install and operate their networks. The networks are also subject to numerous local regulations such as building codes, franchises, and rights-of-way licensing requirements. Many of the regulations issued by these regulatory bodies may change and are the subject of various judicial proceedings, legislative hearings and administrative proposals. We cannot predict the results of any changes.

FEDERAL REGULATION

     The FCC regulates us as a non-dominant communications common carrier. Our interstate domestic and international services are not subject to significant federal regulation, although we are required to file tariffs with the FCC for our common carrier services. We have obtained authority from the FCC to provide international services between the United States and authorized foreign countries. The FCC imposes prior approval requirements on transfers of control and assignments of radio licenses and operating authorizations. The FCC has the authority to condition, modify, cancel, terminate or revoke such licenses and authorizations for failure to comply with federal laws or the rules, regulations and policies of the FCC. The FCC may also impose fines or other penalties for such violations. While we believe we are in compliance with applicable laws and regulations, we cannot assure you that the FCC or third parties will not raise issues with regard to our compliance.

     The FCC's role with respect to local telephone competition arises principally from the federal Telecommunications Act of 1996, which became effective on February 8, 1996. The Telecommunications Act preempts state and local laws to the extent that they prevent competitive entry into the provision of any telecommunications service and gives the FCC jurisdiction over important issues related to local competition. However, state and local governments retain authority over significant aspects of the provision of intrastate toll and local telecommunications. The Telecommunications Act imposes a variety of new duties on local exchange carriers, in order to promote competition in local exchange and access services. Where we provide local services, we will be required to:

     - complete calls originated by competing carriers on a reciprocal basis

     - permit resale of services

     - permit users to retain their telephone numbers when changing carriers

     - provide competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

     Incumbent local exchange carriers, such as the regional Bell operating companies and affiliates of GTE and Sprint, are also subject to additional requirements. These duties include obligations of the incumbent local exchange carriers to:

     - interconnect their networks with competitors

     - offer co-location of competitors' equipment at their premises

     - make available elements of their networks (including network facilities, features and capabilities) on non-discriminatory, cost-based terms

     - offer wholesale versions of their retail services for resale at discounted rates.

     Collectively, these requirements recognize that local exchange competition is dependent upon cost-based and non-discriminatory interconnection with and use of incumbent local exchange carrier networks. Failure to achieve such interconnection arrangements could have an adverse impact on our ability or that of other entities to provide competitive local exchange services. Under the Telecommunications Act, incumbent local exchange carriers are required to negotiate in good faith with carriers requesting any or all of the above arrangements. In addition, the FCC has adopted more specific rules to implement these requirements. The U.S. Supreme Court affirmed the authority of the FCC to establish rules governing interconnection. We believe that additional disputes regarding interconnection issues and other related FCC actions are likely. In particular, the U.S. Supreme Court remanded to the FCC issues regarding what unbundled elements the FCC will require incumbent local exchange carriers to make available to competitors. On November 5, 1999, the FCC released a decision modifying the list of unbundled network elements that all incumbent local exchange carries must offer to other carriers. This decision is under reconsideration before the FCC and on appeal at the D.C. Circuit Court of Appeals. We cannot predict the outcome of either proceeding. An adverse decision could affect our local service product offerings.

     The Telecommunications Act also eliminates previous prohibitions on the provision of long distance services by the regional Bell operating companies and GTE's telephone operating company subsidiaries. The regional Bell operating companies are permitted to provide long distance service outside those states in which they provide local exchange service, known as "out-of-region long distance service," upon receipt of any necessary state and federal regulatory approvals that are otherwise applicable to the provision of intrastate or interstate long distance service. Under the Telecommunications Act, the regional Bell operating companies will be allowed to provide long distance service within the regions in which they also provide local exchange service, known as "in-region service", on a state-by-state basis upon specific approval of the FCC and satisfaction of other conditions, including a checklist of requirements intended to open local telephone markets to competition.

     When determining whether to approve the application of a regional Bell operating company, the FCC must consult with the Department of Justice and the respective state commission for which the regional Bell operating company is requesting expanded regional long distance authority. To date, when notified that the regional Bell operating company in their state intended to file an application with the FCC, state commissions have investigated the regional Bell operating company's compliance in order to provide the FCC with an opinion when requested. The New York Public Service Commission found that Bell Atlantic had complied with the necessary statutory requirements for in-region authority. On December 22, 1999, the FCC granted Bell Atlantic -- New York's application to provide long distance service to New York customers. Bell Atlantic currently has a pending petition before the Massachusetts Department of Telecommunications and Energy. If the Massachusetts Department of Telecommunications and Energy determines that Bell Atlantic has satisfied the statutory requirements, Bell Atlantic will seek approval from the FCC. Bell Atlantic -- New York is now able to offer integrated local and long distance services in New York, which may give Bell Atlantic a significant competitive advantage in marketing those services to their existing local customers.

     The Telecommunications Act imposes restrictions on the regional Bell operating companies in connection with their entry into certain portions of the in-region long distance services market. Among other things, for the first three years, unless this time period is extended by the FCC, the regional Bell operating companies must pursue such activities only through separate subsidiaries with separate books and records, financing, management and employees. In addition, affiliate transactions with these subsidiaries must be conducted on a non-discriminatory basis.

     An increasingly important element of providing competitive services is the ability to offer customers high-speed broadband local connections. The FCC is considering a proposal that would allow incumbent local exchange carriers to offer these and other services through separate affiliates, in which case their network elements for providing these services would not be made available to us or other competitors. AT&T is entering into arrangements with and acquiring cable companies to use their local networks for broadband telecommunications, and several cable companies are offering broadband Internet access over their network facilities. If we are unable to meet future demands of our customers for broadband local access services on a timely basis at competitive rates, we may be at a significant competitive disadvantage.

     The FCC also regulates the interstate access rates charged by incumbent local exchange carriers for the origination and termination of interstate long distance traffic and DSL services. Those access rates make up a significant portion of the cost of providing such services. The FCC has implemented changes in interstate access rules that result in restructuring of the access charge system and changes in access charge rate levels. On May 21, 1999, the U.S. Court of Appeals (D.C. Circuit) sent the access rate formula back to the FCC for further explanation regarding how certain factors were calculated. These and related actions may change access rates. If the formula is upheld, and access rates are reduced, the result will be a lower cost of providing long distance service, especially to business customers. The impact of these new changes will not be known until they are fully implemented over the next several years. In a related proceeding, the FCC has adopted changes to the methodology by which access has been used in part to subsidize universal telephone service and other public policy goals. Telecommunications providers like us will pay fees calculated as a percentage of their revenues to support these goals. The full implications of these changes also remain uncertain and subject to change.

     In addition, the FCC and the states are considering related questions regarding the applicability of access charge and universal service fees to Internet service providers. Currently, Internet service providers are not subject to traditional access charges. Many incumbent local exchange carriers and other parties have argued that access charges should be imposed on such traffic. The FCC has not ordered Internet service providers to pay access charges, but it is considering a variety of issues related to Internet and data services, and we cannot predict how the FCC or the states may decide such issues. If the FCC or state regulators decide to change rate structures for the services we employ in a way that affects our services disproportionately to the comparable services offered by competing carriers, such action could have a material adverse affect on our business.

     In conjunction with its interconnection decisions, the FCC has granted incumbent local exchange carriers additional flexibility in pricing their interstate special and switched-access services on a central office-specific basis. Under this pricing scheme, incumbent local exchange carriers may establish pricing zones based on access traffic density and charge different prices for central offices in each zone. We anticipate that the FCC will grant incumbent local exchange carriers increasing pricing flexibility as the number of interconnection agreements and competitors increases. The potential impact of such pricing flexibility on us and other competitors is unclear at this time.

STATE REGULATION

     We provide intrastate common carrier services and are subject to various state laws and regulations. Most public utility commissions require some form of certification or registration. We must acquire such authority before commencing service. In most states, we are also required to file tariffs or price lists setting forth the terms, conditions and prices for services that are classified as intrastate. We are required to update or amend these tariffs when we adjust our rates or add new products and are subject to various reporting and record-keeping requirements in these states.

     Many states also require prior approval for transfers of control of certified carriers, corporate reorganizations, acquisitions of telecommunications operations, assignment of carrier assets, carrier stock offerings and incurrence of significant debt obligations.

     States generally retain the right to sanction a carrier or to revoke certification if a carrier violates relevant laws or regulations. If any state regulatory agency were to conclude that we are or were providing intrastate services without the appropriate authority, the agency could initiate enforcement actions, which could include the imposition of fines, a requirement to disgorge revenues, or the refusal to grant the regulatory authority necessary for the future provision of intrastate telecommunications services.

     We hold authority to provide intrastate long distance in all states except Alaska and are in the process of obtaining intrastate toll authority in Alaska.

     We have authority to provide competitive local exchange service in California, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Tennessee and Vermont. We have applications pending to provide resold and network- based competitive local exchange services in several other states, including Virginia, Delaware and Washington, D.C. There can be no assurance that we will receive the authorizations we seek currently or in the future.

LOCAL INTERCONNECTION

     The Telecommunications Act imposes a duty upon all incumbent local exchange carriers to negotiate in good faith with potential interconnectors to provide interconnection to their networks, exchange local traffic, make unbundled network elements available and permit resale of most local services. In the event that negotiations do not succeed, we have a right to seek state public utility commission arbitration of any unresolved issues. Arbitration decisions involving interconnection arrangements in several states have been challenged and appealed to Federal courts. We may experience difficulty in obtaining timely incumbent local exchange carriers implementation of local interconnection agreements, and we can provide no assurance we will offer local services in these areas in accordance with our projected schedule, if at all. We have entered into interconnection agreements with Bell Atlantic of Massachusetts, New Hampshire, New York and Rhode Island, Southern New England Telephone of Connecticut, and Bell South of Florida and Georgia. We have begun to negotiate similar agreements in the other states where we have obtained status as a competitive local carrier and anticipate obtaining the necessary interconnection agreements for our targeted mid-Atlantic states by August 1, 2000.

LOCAL GOVERNMENT AUTHORIZATIONS

     For construction of our local networks, we are required to obtain street use and construction permits and licenses or franchises to install and expand our fiber optic networks using municipal rights-of-way. In some municipalities, we may be required to pay license or franchise fees based on a percentage of gross revenue or on a per linear foot basis, as well as post performance bonds or letters of credit. We can provide no assurance that we will not be required to post bonds or letters of credit in the future.

     In many markets, the incumbent local exchange carrier does not pay these franchise fees or pays fees that are substantially less than those that we will be required to pay. To the extent that competitors do not pay the same level of fees as we do, we could be at a competitive disadvantage. The Telecommunications Act provides, however, that any compensation extracted by states and localities for use of public rights-of-way must be fair and reasonable, applied on a competitively neutral and nondiscriminatory basis and be publicly disclosed by the government entity.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages, are listed below:

NAME                                   AGE                          POSITIONS
----                                   ---                          ---------
Robert T. Hale.......................  61    Chairman of the board of directors
Robert T. Hale, Jr. .................  33    Chief executive officer, president and director
James J. Crowley.....................  35    Executive vice president, chief operating officer,
                                             secretary and director
David D. Martin*.....................  60    Director
Joseph C. McNay*.....................  66    Director
George T. Alex.......................  40    Executive vice president, chief financial officer and
                                               treasurer

---------------
* Member of the audit and compensation committees.

     ROBERT T. HALE is one of our co-founders and has served as chairman of our board of directors since our inception in 1990. Mr. Hale is a founding member of the Telecommunications Resellers Association and has served as chairman of its Carrier Committee since 1993 and served as chairman of its board from May 1995 to May 1997. Mr. Hale was president of Hampshire Imports, the original importer of Laura Ashley Womenswear to the United States and a manufacturer of exclusive women's apparel, from 1968 to 1992.

     ROBERT T. HALE, JR., is one of our co-founders and has served as chief executive officer, president and a director since our inception in 1990. He was employed by U.S. Telecenters, a sales agent for NYNEX Corporation from 1989 to 1990 and as a sales representative at MCI from 1988 to 1989.

     JAMES J. CROWLEY has served as executive vice president since 1994 and became chief operating officer, secretary and a director in July 1998. He was an attorney at Hale and Dorr LLP, a Boston law firm, from 1992 to 1994.

     DAVID D. MARTIN has served as a director since August 1998. Mr. Martin was employed by Texas Instruments from 1960 until June 1998, most recently as executive vice president. Mr. Martin is a member of the board of directors of Mathsoft.

     JOSEPH C. MCNAY has served as a director since August 1998. Mr. McNay serves as chairman and chief investment officer of Essex Investment Management Company, a private investment management company founded by Mr. McNay in 1976. Previously he served as executive vice president and director of Endowment Management & Research Corp. Mr. McNay serves as trustee of Children's Hospital and Children's Hospital Trust, Boston, trustee of Simmons College, trustee of the Dana Farber Cancer Institute and trustee of National Public Radio.

     GEORGE T. ALEX has served as executive vice president, chief financial officer and treasurer since February 1999. From 1997 to 1998, Mr. Alex served as the managing director and head of the telecom practice at Prudential Securities. From 1994 to 1997, Mr. Alex was a director for Smith Barney where he was responsible for clients in the emerging telecommunications sector.

     Each director serves until his successor is duly elected and qualified. Officers serve at the discretion of the board of directors. Robert T. Hale, Jr. is the son of Robert T. Hale. There are no other family relationships among our executive officers and directors.

CLASSIFIED BOARD

     Our certificate of incorporation divides our board of directors into three classes, with one class of directors elected each year to serve a three-year term. At each annual meeting of our stockholders, the successors to the class of directors whose term expires at the meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Mr. Hale, Jr.'s current term will expire in 2000, Messrs. Hale's and Martin's terms will expire in 2001, and Messrs. Crowley's and McNay's terms will expire in 2002.

                        DESCRIPTION OF DEPOSITARY SHARES

     Each depositary share is evidenced by a depositary receipt and represents
1/10 of a share of [     ]% series A cumulative convertible preferred stock. The
deposit agreement entitles each owner of a depositary share to all the rights,
preferences and privileges of the shares of [     ]% convertible preferred stock
represented by those shares, including dividend, conversion, voting and liquidation rights. Holders of depositary shares are also subject to all of the
limitations of the fractional shares of [     ]% convertible stock that they
represent. Those limitations are summarized above under "Description of [     ]%
Convertible Preferred Stock" or "Description of Capital Stock." The following summary of the terms and provisions of the deposit agreement, depositary shares and depositary receipts is not a complete restatement of the provisions of the deposit agreement or the certificate of designation. Copies of the depositary agreement and the certificate of designation may be obtained from us upon request or from the depositary at the principal office of the depositary.

ISSUANCE OF DEPOSITARY RECEIPTS AND WITHDRAWAL OF [  ]% CONVERTIBLE PREFERRED
STOCK

     Immediately following the issuance of the [ ]% convertible preferred stock, we deposited the [ ]% convertible preferred stock with the depositary, and the depositary issued and delivered the depositary receipts to us. We delivered the depositary receipts to the underwriters. Depositary receipts are issued evidencing only whole depositary shares. Upon surrender of depositary receipts at the corporate office of the depositary, or such other office as the depositary may designate, the owner of the depositary shares evidenced thereby is entitled to delivery at such corporate office of certificates evidencing the number of whole shares of [ ]% convertible preferred stock and any money and other property represented by such depositary receipts. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of whole shares of [ ]% convertible preferred stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing such excess number of depositary shares. We do not expect that there will be any public trading market for the [ ]% convertible preferred stock except as represented by the depositary shares.

CONVERSION PROVISIONS

     As described under "Description of [  ]% Convertible Preferred
Stock -- Conversion Rights," the [ ]% convertible preferred stock may be converted, in whole or in part, into shares of common stock at the option of the holders of the [ ]% convertible preferred stock. The depositary shares may, at the option of holders thereof, be converted into shares of common stock upon the same terms and conditions as the [ ]% convertible preferred stock, except that the number of shares of common stock received upon conversion of each depositary share will be equal to the number of shares of common stock received upon conversion of each share of [ ]% convertible preferred stock divided by 10. To effect such an optional conversion, a holder of depositary shares must deliver depositary receipts evidencing the depositary shares to be converted, together with a written notice of conversion and a proper assignment of the depositary receipts to us, to any transfer agent for the depositary shares, or in blank, and, if applicable, payment of an amount equal to the dividend payable on such depositary shares, to the depositary or its agent. Each optional conversion of depositary shares shall be deemed to have been effected immediately prior to the close of business on the date on which the foregoing requirements shall have been satisfied. The conversion shall be at the conversion rate, in effect at such time and on such date, adjusted to reflect the fact that 10 depositary shares are the equivalent of one share of [ ]% convertible preferred stock. To the extent that depositary shares are converted into shares of common stock and all of such shares of common stock cannot be distributed to the record holders of depositary receipts without creating fractional interests in such shares, the depositary may, with our consent, sell such shares of common stock, and the net proceeds of any such sale shall be distributed or made available for distribution to such record holders that would otherwise have received fractional interest in such shares of common stock.

PAYMENT AND CONVERSION

     All amounts payable in cash with respect to the depositary shares will be payable in U.S. dollars at our office or agency maintained for such purpose within New York City or, at our option, payment of dividends and liquidated damages, if any, may be made by check mailed to the holders of the depositary shares at their respective addresses set forth in the register of holders of the depositary shares maintained by the transfer agent, provided that any holder of the depositary shares that has given wire transfer instructions to us shall receive all cash payments with respect to the depositary shares by wire transfer of immediately available funds to the account specified by that holder. Any payment on the depositary shares due on any day that is not a business day need not be made on such day, but may be made on the next business day with the same force and effect as if made on the due date.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The depositary will distribute all cash dividends or other cash distributions, and shares of common stock distributed as dividends, received in respect of the [ ]% convertible preferred stock to the record holders of depositary shares in proportion, insofar as possible, to the number of depositary shares owned by such holders, subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary. In the event of a distribution other than cash in respect of the [ ]% convertible preferred stock, the depositary will distribute property received by it to the record holders of depositary shares in proportion, insofar as possible, to the number of depositary shares owned by such holder, subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary, unless the depositary determines that it is not feasible to make such distribution, in which case the depositary may, with our approval, sell such property and distribute the net proceeds from such sale to such holders.

RECORD DATE

     Whenever

     - any cash dividend or other cash distribution shall become payable or any common stock distributed in lieu thereof, any other distribution shall be made, or any rights, preferences, or privileges shall be offered with
       respect to the [     ]% convertible preferred stock, or

     - the depositary shall receive notice of any meeting at which holders of
       the [     ]% convertible preferred stock are entitled to vote or of which
       holders of the [     ]% convertible preferred stock are entitled to
       notice,

the depositary shall in each such instance fix a record date, which shall be the
same date as the record date for the [     ]% convertible preferred stock, for
the determination of the holders of depositary receipts

     - who shall be entitled to receive such dividend, distribution, rights, preferences, or privileges, or the net proceeds of the sale thereof, or

     - who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting.

VOTING OF [     ]% CONVERTIBLE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of [     ]%
convertible preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of depositary shares. Each record holder of the depositary shares on the record
date, which will be the same date as the record date for the [     ]%
convertible preferred stock, will be entitled to instruct the depositary as to
the exercise of voting rights pertaining to the number of shares of [     ]%
convertible preferred stock, or fraction thereof, represented by such holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote
the number of shares of [     ]% convertible preferred stock, or fractions
thereof, represented by such depositary shares in accordance with the instructions it receives from the holders, and we have agreed to take all action which may be deemed necessary by the depositary in order to enable the
depositary to do so. The depositary will abstain from voting the [     ]%
convertible preferred stock to the extent it does not receive specific written
instructions from the holders of depositary shares representing the [     ]%
convertible preferred stock. Each depositary share shall entitle the holder to
instruct the depositary to cast 1/10th of the vote of a share of [     ]%
convertible preferred stock on each matter submitted to a vote of our stockholders.

AMENDMENT OF DEPOSIT AGREEMENT

     The form of depositary receipts and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless such amendment has been approved by the holders of at least 66 2/3% of the depositary shares then outstanding. Every holder of depositary receipts at the time any such amendment becomes effective shall be deemed to consent and agree to such amendment and to be bound by the deposit agreement.

CHARGES OF DEPOSITARY

     We will pay all transfer and other taxes and governmental charges that arise solely from the existence of the depositary arrangements and the initial
deposit of the [     ]% convertible preferred stock. Holders of depositary
shares will pay all other taxes, including transfer taxes, governmental charges, and the charges expressly set forth in the deposit agreement to be for the
account of the holders of the [     ]% convertible preferred stock.

RESIGNATION AND REMOVAL OF DEPOSITARY; TERMINATION OF THE DEPOSIT AGREEMENT

     The depositary may resign at any time by delivering to us notice of its election to resign. We may at any time remove the depositary. The resignation or removal of the depositary will take effect upon the acceptance of appointment by a successor depositary. We must appoint a successor depositary within 45 days after delivery of the notice of resignation or removal. The deposit agreement may be terminated by us or by the depositary if

     - a final distribution in respect of the [     ]% convertible preferred
       stock in connection with our liquidation, dissolution or winding up has been distributed to the holders of depositary receipts, or

     - each share of [     ]% convertible preferred stock shall has been
       converted into shares of common stock.

BOOK-ENTRY-ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company, or DTC, will act as securities depository for the depositary shares. The information in this section concerning DTC and DTC's book-entry system is based upon information obtained from DTC. The depositary shares will be issued only as fully-registered depositary receipts registered in the name of Cede & Co., as nominee for DTC. One or more fully-registered global depositary receipts, the global depositary receipts, will be issued, evidencing in the aggregate the total number of depositary shares, and will be deposited with DTC.

     We expect that the depositary or its nominee, upon receipt of any payment of principal, interest or dividends in respect of the global depository receipts will credit immediately the accounts of the related participants with payments in amounts proportionate to their respective beneficial interests in such global depository receipts as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in the global depository receipts held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     Transfers between participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global depositary receipt to pledge such interest to persons or entities that do not participate in DTC's system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither we nor the transfer agent will have responsibility for the performance of DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of depositary receipts only in respect of the shares depositary receipts represented by the global depositary receipts as to which a participant or participants has or have given such direction.

     DTC has also advised us that DTC is a New York limited-purpose trust company, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17a of the Exchange Act. DTC was created to hold securities that its participants, who are referred to as participants, deposit with DTC and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and may include certain other organizations such as the underwriters of the depositary shares, who are referred to as direct participants. Certain of the direct participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as securities brokers and dealers, banks and trust companies that clear through, or maintain a custodial relationship with a direct participant, either directly or indirectly, who are referred to as indirect participants.

     Purchases of depositary shares within the DTC system must be made by or through direct participants, who will receive a credit for the depositary shares on DTC's records. The ownership interest of each actual purchaser of a depositary share, which is referred to as a beneficial owner, is in turn to be recorded on the direct or indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased depositary shares. Transfers of ownership interests in depositary shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

     DTC has no knowledge of the actual beneficial owners of the depositary shares. DTC's records reflect only the identity of the direct participants to whose accounts such depositary shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Dividend payments on the depositary shares will be made to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

     No depositary shares evidenced by global depositary receipts may be exchanged in whole or in part for depositary receipts registered, and no transfer of global depositary receipts in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC unless DTC has notified us that it is unwilling or unable to continue as depositary for such global depositary receipts. All depositary shares evidenced by one or more global depositary receipts or any portion thereof will be registered in such names as DTC may direct.

     As long as DTC, or its nominee, is the registered owner of the global depositary receipts, DTC or such nominee, as the case may be, will be considered the sole owner and holder of the global depositary receipts and all depositary shares evidenced thereby for all purposes under the depositary shares. Except in the limited circumstances referred to above, owners of beneficial interests in global depositary shares will not be entitled to have the global depositary receipts evidencing such shares or such depositary shares registered in their names, will not receive or be entitled to receive physical delivery of depositary shares in exchange therefor and will not be considered to be owners or holders of such global depositary receipts or any depositary shares evidenced thereby for any purpose under the depositary shares.

     Although we expect that DTC will agree to the foregoing procedures, we are under no obligation to perform or to continue to perform such procedures and DTC may discontinue such procedures at any time. Neither we nor the transfer agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

MISCELLANEOUS

     The depositary will, with our approval, appoint a registrar for registration of the depositary receipts or depositary shares in accordance with any requirements of any applicable stock exchange on which the depositary receipts or the depositary shares are listed. The registrar will maintain books at the corporate office for the registration and registration of transfer of depositary receipts or at such other place as is approved by us and of which the holders of depositary receipts are given reasonable notice.

     We will deliver to the depositary and the depositary will forward to holders of depositary shares all notices and reports required by law, the rules
of any national securities exchange upon which the [     ]% convertible
preferred stock, the depositary shares or the depositary receipts are listed or by our certificate of incorporation or bylaws to be furnished by us to holders of the

[     ]% convertible preferred stock. Neither the depositary nor we will be liable if either is by law or certain other circumstances beyond its control prevented from or delayed in performing its obligations under the deposit agreement. Neither the depositary nor we assumes any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than to use its best judgment and good faith in the performance of such duties as are specifically set forth in the deposit agreement. The depositary will not be obligated to appear in, prosecute or defend any legal
proceeding in respect of any depositary shares or any shares of [     ]
convertible preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely on advice of counsel or accountants, or information
provided by persons presenting shares of [     ]% convertible preferred stock
for deposit, holders of depositary shares or other persons believed to be authorized or competent and on documents believed to be genuine.

     The depositary will act as transfer agent and registrar for, and paying agent for the payment of dividends with respect to, the depositary shares.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The owners of the depositary shares will be treated for Federal income tax
purposes as if they were the owners of the shares of the [     ]% convertible
preferred stock represented thereby. Accordingly, the tax treatment for the owners of the depositary shares will be the same as the tax treatment for the
owners of shares of the [     ]% convertible preferred stock described below. In
addition, no gain or loss will be recognized upon the withdrawal of shares of
the [     ]% convertible preferred stock in exchange for depositary shares pursuant to the deposit agreement, an owner's tax basis in the withdrawn shares
of [     ]% convertible preferred stock will be the same as the tax basis in the depositary shares surrendered therefor, and such owner's holding period of the withdrawn securities will include the period during which the owner held the surrendered depositary shares.

                DESCRIPTION OF [  ]% CONVERTIBLE PREFERRED STOCK

GENERAL

     The following is a summary of the terms of the [ ]% series A cumulative convertible preferred stock offered hereby. The terms of the [ ]% convertible preferred stock are set forth in the certificate of designation of the powers, preferences and relative, participating, optional and other special rights of [ ]% series A cumulative convertible preferred stock and qualifications, limitations and restrictions thereof. This summary is not intended to be complete and is subject to, and qualified in its entirety by reference to, our certificate of incorporation which includes the Certificate of Designation, including the definitions therein of certain terms used below. Copies of our certificate of incorporation and the certificate of designation will be made available as set forth under "Where You Can Find More Information".

     Pursuant to the certificate of designation, 500,000 shares of [ ]% convertible preferred stock with a liquidation preference of $500 per share, the liquidation preference, were authorized for issuance. Upon issuance the [ ]% convertible preferred stock will be fully paid and nonassessable, and holders thereof have no preemptive rights in connection therewith. Each depositary share represents 1/10 of a share of [ ]% convertible preferred stock. We do not expect that there will be any trading market for the [ ]% convertible preferred stock except as represented by the depositary shares. There can be no assurance that any trading market for the depositary shares will develop. If any such market does develop, the liquidation preference of the [ ]% convertible preferred stock per depositary share is not necessarily indicative of the price at which depositary shares will actually trade, and the depositary shares may trade at prices below such liquidation preference. The market price of the depositary shares can be expected to fluctuate with changes in the financial markets and economic conditions, the market price of the common stock, our financial condition and prospects and other factors that generally influence the market prices of securities. The transfer agent for the [ ]% convertible preferred stock will be the American Stock Transfer & Trust Company.

RANKING

     The [  ]% convertible preferred stock ranks:

     - junior to all of our existing and future indebtedness and other obligations;

     - on parity with any other class of capital stock or preferred shares we
       establish after [          ], 2000, the terms of which expressly provide
       that such class or series will rank on a parity with the [ ]% convertible preferred shares as to dividend distributions and distributions upon our liquidation, winding-up and dissolution, or "parity" securities; and

     - senior to all classes of our common stock and to each other class of capital stock or series of our preferred stock established after
       [          ], 2000, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the [ ]% convertible preferred shares as to dividend distributions and distributions upon our liquidation, winding-up and dissolution, or "junior" securities.

     The certificate of designation will provide that we may not, without the affirmative vote or consent of the holders of depositary shares representing at least 66 2/3% of the outstanding shares of [ ]% convertible preferred stock, authorize, create, by way of reclassification or otherwise or issue any class or series of capital stock of our ranking senior to the [ ]% convertible preferred stock, or "senior" securities, or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any senior securities.

DIVIDENDS

     The holders of shares of the [ ]% convertible preferred stock will be entitled to receive, when, as and if dividends are declared by the board of directors out of our funds legally available therefor, dividends from the issue
date of the [  ]% convertible preferred stock accruing at the rate of $[     ]
per depositary share ($[     ] per share of [  ]% convertible preferred stock)
per annum, or $[  ] per depositary share ($[ ] per share of [  ]% convertible
preferred stock) per quarter, payable quarterly in arrears on [               ],
[               ], [               ], and [               ] of each year or, if
any such date is not a business day, on the next succeeding business day, each, a dividend payment date, to the holders of record as of the next preceding
[               ], [               ], [               ], and [               ],
each, a record date. Accrued but unpaid dividends, if any, may be paid on such dates as determined by our board of directors. Dividends will be payable in cash
except as set forth below. The first dividend payment of $[     ] per depositary
share will be payable on [          ], 2000. Dividends payable on the [  ]%
convertible preferred stock (and the corresponding depositary shares) will be computed on the basis of a 360-day year of twelve 30-day months and will be deemed to accrue on a daily basis.

     Dividends may, at the option of, be paid in common stock. If we elect to pay any dividend in shares of common stock it will give the depository 10 trading days notice prior to the related dividend payment date and the depository will forward such notice to holders. If we elect to pay any dividend in shares of common stock, the number of shares of common stock to be distributed will be calculated by dividing the amount of such dividend otherwise payable in cash by 95% of the arithmetic average of the closing price (as defined) for the 5 trading days preceding the dividend payment date. The [ ]% convertible preferred stock (and the corresponding depositary shares) will not be redeemable unless all dividends accrued through such redemption date shall have been paid in full. We shall not be required to declare or pay a dividend if another person, including, without limitation, any of its subsidiaries, pays an amount to the holders of the [ ]% convertible preferred stock equal to the amount of such dividend on our behalf and, in such event, the dividend will be deemed paid for all purposes. For a discussion of certain Federal income tax considerations relevant to the payment of dividends on the [ ]% convertible preferred stock, see "Certain Federal Tax Consequences -- Certain U.S. Federal Income Tax Consequences of the [ ]% Convertible Preferred Stock -- Consequences to U.S. Holders -- Distributions and -- Dividends to Corporate Shareholders".

     Dividends will accumulate to the extent they are not paid on the dividend payment date for the quarter to which they relate. Accumulated unpaid dividends
will accrue and cumulate at a rate of [     ]% per annum. The certificate of
designation provides that we will take all reasonable actions required or
permitted under Delaware law to permit the payment of dividends on the [     ]%
convertible preferred stock. No dividend whatsoever shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding
share of the [     ]% convertible preferred stock (and the corresponding
depositary shares) with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid upon, or declared and a sufficient sum set apart for the payment of such dividend upon, all
outstanding shares of [     ]% convertible preferred stock. Unless all dividends
on all outstanding shares of [     ]% convertible preferred stock due for all
past dividend periods shall have been declared and paid, or declared and a sufficient sum for the payment thereof set apart, then:

     - no dividend, other than a dividend payable solely in shares of junior securities or options, warrants or rights to purchase junior securities, shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of junior securities;

     - no other distribution shall be declared or made upon, or any sum set apart for the payment of any distribution upon, any shares of junior securities;

     - no shares of junior securities shall be purchased, redeemed or otherwise acquired or retired for value, excluding an exchange for shares of other junior securities or a purchase, redemption or other acquisition from the proceeds of a substantially concurrent sale of junior securities, by us or any of our subsidiaries; and

     - no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition or retirement for value of any shares of junior securities by us or any of our subsidiaries.

     Holders of the [     ]% convertible preferred stock, and the corresponding
depositary shares, will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the dividends as herein described.

VOTING RIGHTS

     Holders of record of shares of the [     ]% convertible preferred stock,
and the corresponding depositary shares, will have no voting rights, except as required by law and as provided in the certificate of designation. The certificate of designation provides that upon the accumulation of accrued and
unpaid dividends on the outstanding [     ]% convertible preferred stock in an
amount equal to six full quarterly dividends, whether or not consecutive, together with any event with a similar effect pursuant to the terms of any series of preferred stock upon which like rights have been conferred which is referred to a voting rights triggering event, the number of members of our board of directors will be immediately and automatically increased by two, unless previously increased pursuant to the terms of any other series of preferred stock upon which like rights have been conferred, and the holders of a majority
of the outstanding shares of [     ]% convertible preferred stock, voting
together as a class pro rata, based on liquidation preference, with the holders of any other series of preferred stock upon which like rights have been conferred and are exercisable, will be entitled to elect two members to our board of directors. Voting rights arising as a result of a voting rights triggering event will continue until such time as all dividends in arrears on
the [     ]% convertible preferred stock are paid in full.

     The right to elect directors upon a voting rights triggering event will
expire when the number of shares of [     ]% convertible preferred stock
outstanding is reduced to 83,333 or less. In addition, as provided above under "-- Ranking" we may not authorize, create, by way of reclassification or otherwise, or issue any senior securities, or any obligation or security convertible into or evidencing the right to purchase any senior securities, without the affirmative vote or consent of the holders of 66 2/3% of the then
outstanding shares of the [     ]% convertible preferred stock. The owners of
depositary shares will be entitled to direct the voting of the shares of
[     ]% convertible preferred stock represented thereby.

CONVERSION RIGHTS

     The [     ]% convertible preferred stock will be convertible at the option of the holder, into shares of common stock at any time, unless previously
redeemed or repurchased, at a conversion rate of [     ] shares of common stock
per depositary share, [     ] shares of common stock per share of the [     ]%
convertible preferred stock, as adjusted pursuant to the provisions hereof, which is referred to as the conversion rate, subject to the adjustments
described below. The right to convert a share of the [     ]% convertible
preferred stock called for redemption or delivered for repurchase will terminate at the close of business on the redemption date, as defined below, for such
[     ]% convertible preferred stock or at the time of repurchase, as the case may be.

     The right of conversion attaching to any depositary share may be exercised by the holder thereof by delivering the depositary share to be converted to the office of the transfer agent, accompanied by a duly signed and completed notice of conversion in form reasonably satisfactory to the transfer agent. The conversion date will be the date on which the depositary share and the duly signed and completed notice of conversion are so delivered. As promptly as practicable on or after the conversion date, we will issue and deliver to the transfer agent a certificate or certificates for the number of full shares of common stock issuable upon conversion, with any fractional shares rounded up to full shares or, at our option, payment in cash in lieu of any fraction of a share, based on the closing price of the common stock on the trading day preceding the conversion date. Notwithstanding the foregoing, if a number of depositary shares that is not divisible by 10, without remainder is submitted for conversion, any fractional share otherwise issuable upon such conversion will be rounded down. Such certificate or certificates will be delivered by the transfer agent to the appropriate holder on a book-entry basis or by mailing certificates evidencing the additional shares to the holders at their respective addresses set forth in the register of holders maintained by the transfer agent. All shares of common stock issuable upon conversion of the depositary shares will be fully paid and nonassessable and will rank pari passu with the other shares of common stock outstanding from time to time. Any depositary shares surrendered for conversion during the period from the close of business on any record date to the opening of business on the next succeeding dividend payment date must be accompanied by payment of an amount equal to the dividends payable on such dividend payment date on the depositary shares being surrendered for conversion. In the case of any depositary shares that have been converted after any record date but before the next dividend payment date, dividends that are payable on such dividend payment date will be payable on such dividend payment date notwithstanding such conversion, and such dividends will be paid to the holder of such depositary shares on such record date. No other payment or adjustment for dividends, or for any dividends in respect of shares of common stock, will be made upon conversion. Holders of common stock issued upon conversion will not be entitled to receive any dividends payable to holders of common stock as of any record time before the close of business on the conversion date.

     Under Federal law in effect as of the date of this prospectus, a holder delivering depositary shares for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of common stock on conversion but will be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue or delivery of the shares of common stock in a name other than that of the holder of the depositary shares. Certificates representing shares of common stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

     The conversion rate is subject to adjustment, under formulas set forth in
the certificate of designation for the [     ]% convertible preferred stock, in
certain events, including:

     - the issuance of common stock as a dividend or distribution on common stock;

     - certain subdivisions and combinations of common stock;

     - the issuance to all holders of common stock of certain rights or warrants to purchase common stock at less than the then current market price;

     - the distribution to all holders of common stock of

      (A) our equity securities (other than our common stock),

      (B) evidences of our indebtedness and/or

      (C) other assets (including securities, but excluding

           (1) any rights or warrants referred to in the bullet above),

           (2) any rights or warrants to acquire any shares capital stock of any of the entity,

           (3) any dividends or distributions in connection with our liquidation, dissolution or winding-up,

           (4) any dividends payable solely in cash that may from time to time be fixed by our board of directors and

           (5) any dividends or distributions referred to in the bullet above);

     - distributions to all holders of common stock, consisting of cash, excluding (a) any cash dividends on common stock to the extent that the aggregate cash dividends per share of common stock in any consecutive 12-month period do not exceed the greater of (x) the amount per share of common stock of the cash dividends paid on common stock in the immediately preceding 12-month period, to the extent that such dividends for the immediately preceding 12-month period did not require an adjustment of the conversion rate (as adjusted to reflect subdivisions or combinations of common stock), and (y) 10% of the average of the daily closing price of common stock for the ten consecutive trading days immediately prior to the date of declaration of such dividend, and (b) any dividend or distribution in connection with our liquidation, dissolution or winding up or a redemption of any rights issued under a rights agreement; provided, however, that no adjustment shall be made if such distribution would otherwise constitute a fundamental change; and

     - payment in respect of a tender or exchange offer by us or any of our subsidiaries for common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceed (by more than 10%, with any smaller excess being disregarded in computing the adjustment) the first reported sale price per share of common stock on the trading day next succeeding the expiration time for such tender or exchange offer.

     If any adjustment is required to be made as set forth in the penultimate bullet above as a result of a distribution which is a dividend described in subclause (a) of the penultimate bullet above, such adjustment would be based upon the amount by which such distribution exceeds the amount of the dividend permitted to be excluded pursuant to such subclause (a) of the penultimate bullet. If an adjustment is required to be made as set forth in the penultimate bullet above as a result of a distribution which is not such a dividend, such adjustment would be based upon the full amount of such distribution. If an adjustment is required to be made as set forth in the last bullet above, such adjustment would be calculated based upon the amount by which the aggregate consideration paid for the common stock acquired in the tender or exchange offer exceeds 110% of the value of such shares based on the first reported sale price of common stock on the trading day next succeeding the expiration time. In lieu of making such a conversion rate adjustment in the case of certain dividends or
distributions, we may provide that upon the conversion of the [     ]%
convertible preferred stock the holder converting such [     ]% convertible
preferred stock will receive, in addition to the common stock to which such holder is entitled, the cash, securities or other property which such holder would have received if such holder had, immediately prior to the record date for
such dividend or distribution, converted its [     ]% convertible preferred
stock into common stock.

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

     We may from time to time reduce the conversion rate by any amount for any period of at least 20 business days, in which case we shall give at least 15 days' notice of such reduction. In particular, we may, at its option, make such reduction in the conversion rate, in addition to those set forth above, as we deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for tax purposes or for any other reasons.

     You may convert the [     ]% convertible preferred stock by delivering your
shares to our office or our agent's office maintained for that purpose in New York City.

     We are not required to adjust the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided, however, that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

REDEMPTION

  OPTIONAL REDEMPTION

     We are not allowed to redeem the [     ]% convertible preferred stock (and
corresponding depositary shares) on or prior to [     ] 10, 2005. After [     ]
10, 2005, we may redeem, at our option, the [     ]% convertible preferred stock
(and corresponding depositary shares), in whole or in part, at the redemption prices specified below. The redemption prices specified below are expressed as percentages of the liquidation preference thereof, in each case, together with accumulated and unpaid dividends and liquidated damages, if any, to the "redemption effective date". We are required to give the holders not less than 30 nor more than 60 days' prior written notice, of the redemption. If we redeem
the [       ]% convertible preferred during the period commencing on [     ],
2005 to [     ],at [     ]%, and thereafter during the 12-month period
commencing on [     ] of each of the years set forth below:

                                                           REDEMPTION
YEAR                                                         PRICE
----                                                       ----------
2006.....................................................   $
2007.....................................................   $
2008.....................................................   $
2009.....................................................   $
2010.....................................................   $
2011.....................................................   $
2112.....................................................   $

     If any date set forth above is not a business day then the period beginning on that day will start on the next succeeding business day.

     Except as provided in the preceding sentence, no payment or allowance will
be made for accumulated dividends on any shares of [     ]% convertible
preferred stock (and corresponding depositary shares) called for redemption.

     We may not authorize or make any optional redemption unless, prior to giving the required redemption notice, all accumulated and unpaid dividends on
the [     ]% convertible preferred shares for periods ended prior to the date of the redemption notice have been paid.

     We must give the holders of the [     ]% convertible preferred stock 30
days' prior notice of our intention to satisfy our redemption payment obligation by delivering common stock instead of cash.

  PROVISIONS RELATING TO THE OPTIONAL REDEMPTION

     The "redemption effective date" will be a business day specified as such date in the notice of redemption. On the redemption effective date:

     - all cash to be paid as part of the redemption price will become payable,

     - all dividends on the [     ]% convertible preferred shares to be redeemed
will cease to accrue, and

     - the right to convert the [     ]% convertible preferred shares to be
redeemed will cease at the close of business.

     As described below, if any common shares are to be delivered as part of the redemption price,

     - the number of common shares to be delivered will be determined on the basis of 95% of the average of the closing market prices of those shares for the ten trading days following the redemption effective date, and

     - those shares will be deliverable on the 14th trading day following the redemption effective date.

     Each notice of redemption must specify:

     - the redemption effective date,

     - the redemption price,

     - the form of consideration to be paid, and

     - if any portion of the redemption price is to be paid by the delivery of common shares, the method for determining the applicable average market value and the date on which the shares will be deliverable.

     In the case of any partial redemption, we will select the shares of
[     ]% convertible preferred shares to be redeemed on a pro rata basis, by lot or any other method that we believe is fair and appropriate, provided that may
redeem all shares held by holders of fewer than 100 [     ]% convertible
preferred shares, or by holders that would hold fewer than 100 [     ]%
convertible preferred shares following such redemption, prior to our redemption
of other [     ]% convertible preferred shares.

     If the redemption effective date falls after a dividend payment record date
and before the related dividend payment date, the holders of [     ]%
convertible preferred shares at the close of business on that dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date, even if those shares are redeemed after that dividend payment record date.

     The number of shares of common stock to be delivered to the holders of
[     ]% convertible preferred stock will be the amount of the redemption payment divided by the market price of our common stock determined as described in the preceding sentence.

     "Trading day" means, in respect of any securities exchange or securities market, each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

  MANDATORY REDEMPTION

     Unless they have already been redeemed or converted, we will be required to
redeem the [     ]% convertible preferred shares on [     ], 2012 at a
redemption price equal to 100% of the liquidation preference, together with accumulated and unpaid dividends to the mandatory redemption date.

REPURCHASE AT THE OPTION OF HOLDERS

  CHANGE OF CONTROL

     If we experience a change of control, unless we have given notice of
redemption of the [     ]% convertible preferred stock pursuant to the
provisions described above under the caption "Optional Redemption," each holder
of [     ]% convertible preferred stock will have the
right to require us to repurchase all or any part of that holder's [     ]%
convertible preferred stock pursuant to an offer, the change of control offer, on the terms set forth in the certificate of designation. In the change of control offer, we will offer a payment in cash equal to 100% of the liquidation
preference of [     ]% convertible preferred stock repurchased plus all
accumulated and unpaid dividends and liquidated damages, if any, thereon, to the date of purchase, subject to the right of holders of record on the relevant record date to receive dividends due on the relevant dividend payment date. Within 30 days following any change of control, we will mail a notice to each holder describing the transaction or transactions that constitute the change of
control and offering to repurchase [     ]% convertible preferred stock on the
date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the certificate of designation and described in such notice.

     We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and
regulations are applicable in connection with the purchase of the [     ]%
convertible preferred stock as a result of a change of control. To the extent that the provisions of any securities laws or regulations conflict with the change of control provisions of the certificate of designation, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the change of control provisions of the certificate of designation by virtue of such conflict.

     On the date scheduled for payment of the [     ]% convertible preferred
shares, we will, to the extent lawful:

     - accept for payment all [     ]% convertible preferred stock or portions
       thereof properly tendered;

     - deposit with the transfer agent an amount equal to the change of control
       payment in respect of all [     ]% convertible preferred stock or
       portions thereof so tendered; and

     - deliver or cause to be delivered to the transfer agent for cancellation
       the [     ]% convertible preferred shares so accepted together with an officers' certificate stating the aggregate liquidation preference of the
       [     ]% convertible preferred shares or portions thereof being purchased by us.

     The transfer agent will promptly mail to each holder of [     ]%
convertible preferred shares so tendered the applicable payment for those
[     ]% convertible preferred shares, and the transfer agent will promptly authenticate and mail, or cause to be transferred by book entry, to each holder
a new [     ]% convertible preferred shares equal in liquidation preference to
any unpurchased portion of the [     ]% convertible preferred shares
surrendered, if any.

     Prior to complying with any of the provisions of the "change of control" covenant, but in any event within 90 days following a change of control, we will either repay all outstanding obligations under the existing credit facility or the new senior secured credit facilities or obtain the requisite consents, if any, under all agreements governing our outstanding indebtedness to permit the
repurchase of [     ]% convertible preferred shares required by this repurchase obligation. We will publicly announce the results of the change of control offer on or as soon as practicable after the change of control payment date.

     The provisions described above that require us to make a change of control offer following a change of control will be applicable regardless of whether any other provisions of the certificate of designation are applicable. Except as described above with respect to a change of control, the certificate of
designation does not contain provisions that permit the holders of [     ]%
convertible preferred stock to require that we repurchase or redeem the [     ]%
convertible preferred stock in the event of a takeover, recapitalization or similar transaction.

     We will not be required to make a change of control offer upon a change of control if a third party makes the change of control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the certificate of designation applicable to a change of control offer made by us
and purchases all [     ]% convertible preferred shares validly tendered and not
withdrawn under such change of control offer.

     Our ability to pay cash to the holders upon a repurchase may be limited by our then existing financial resources. There can be no assurance that we will have sufficient assets to satisfy its repurchase obligation under the certificate of designation. The provisions under the certificate of designation
relating to our obligation to make an offer to repurchase the [     ]%
convertible preferred shares as a result of a change of control may be waived or
modified with the written consent of the holders of 66 2/3% of the [     ]%
convertible preferred shares.

     The existence of a holder's right to require us to repurchase such holder's
[     ]% convertible preferred shares upon the occurrence of a change of control
may deter a third party from seeking to acquire [     ]% convertible preferred
shares in a transaction that would constitute a change of control.

     A "change of control" means:

     - a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Hale Family) becomes the ultimate "beneficial owner" (as defined in Rule 13-d under the Exchange Act) of more than 50% of the total voting power of our "voting stock" on a fully diluted basis; or

     - individuals who on the closing of this offering constitute the board of directors (together with any new directors whose election by the board of directors or whose nomination for election by stockholders was approved by a vote of at least two-thirds of the members of the board of directors then in office who either were members of the board of directors on the closing date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors then in office.

     There shall be no change of control if either the closing price of our common stock exceeds 105% of the effective conversion rate at the time of the announcement of the change of control or all of the consideration received by our holders of common stock in a transaction that gives rise to the change of control is publicly-traded common stock.

     "Hale Family" means collectively Robert T. Hale, Robert T. Hale, Jr. and members of their immediate families, any of their respective spouses, estates, lineal descendents, heirs, executors, personal representatives, administrators, trusts for any of their benefit and charitable foundations to which shares of our capital stock beneficially owned by any of the foregoing have been transferred.

TRANSFER AGENT, PAYING AGENT, CONVERSION AGENT

     We have initially appointed the transfer agent to act as the paying agent and conversion agent. We may at any time terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and
conversion agents, provided that until the [     ]% convertible preferred stock
(and the corresponding depositary shares) has been delivered to us for cancellation, or moneys sufficient to pay the liquidation preference and
accumulated dividends and liquidated damages, if any, on the [     ]%
convertible preferred stock (and the corresponding depositary shares) have been made available for payment and either paid or returned to us as provided in the certificate of designation, we will maintain an office or agency in New York
City for surrender of [     ]% convertible preferred stock (and the
corresponding depositary shares) for conversion. Dividends payable on the
[     ]% convertible preferred stock (and the corresponding depositary shares)
on any redemption date or repurchase date that is a dividend payment date will be paid to the holders of record as of the immediately preceding record date. All moneys deposited with any paying agent or then held by us in trust for the payment of the liquidation preference and dividends or liquidated damages, if any, on any shares of the [ ]% convertible preferred stock (and the corresponding depositary shares) which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to us, and the holder of such shares of the [ ]% convertible preferred stock (and the corresponding depositary shares) will thereafter be entitled to look only to us for payment thereof.

LIQUIDATION RIGHTS

     Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs after payment in full of the liquidation preference (and any accumulated and unpaid dividends) on any senior securities each holder of shares of the [ ]% convertible preferred stock (and the corresponding depositary shares) will be entitled, on an equal basis with the holders of any outstanding parity securities, to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of the [ ]% convertible preferred stock (or per depositary share) held by such holder, plus accumulated and unpaid dividends and liquidated damages, if any, to the date fixed for liquidation, dissolution, or winding up before any distribution is made on any Junior Securities, including, without limitation, our common stock. After payment in full of the liquidation preference and an amount equal to the accumulated and unpaid dividends and liquidated damages, if any, to which holders of [ ]% convertible preferred stock (and the corresponding depositary shares) are entitled, such holders will not be entitled to any further participation in any distribution of our assets. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property or assets nor our consolidation or merger with or into one or more corporations will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of us, unless such sale, conveyance, exchange, transfer, consolidation or merger shall be in connection with a liquidation, dissolution or winding up of our affairs or reduction or decrease in capital stock.

     The certificate of designation does not contain any provision requiring funds to be set aside to protect the liquidation preference of the [ ]% convertible preferred stock, although such liquidation preference is substantially in excess of the par value of the shares of the [ ]% convertible Preferred stock.

CERTAIN COVENANTS

  TRANSACTIONS WITH AFFILIATES

     The certificate of designation provides that we will not, and will not permit any of its subsidiaries to, without the affirmative vote or consent of the holders of a majority of the outstanding shares of [ ]% convertible preferred stock, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any affiliate, unless

     - the transaction is on terms that are no less favorable to us than those that would have been obtained in a comparable transaction with an unrelated third party, and

     - transaction has been approved by a majority of the members of the board of directors that are disinterested as to transaction.

     As used herein, "affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For purposes of this definition, "control", including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with", as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a person shall be deemed to be control.

     The provisions of the foregoing paragraph shall not prohibit:

     - any issuance of securities, or other payments, pursuant to, employment arrangements and stock plans,

     - the grant of stock options or similar rights to any employees and directors under our stock plans,

     - any employment or consulting agreement,

     - the payment of reasonable fees to our directors who are not our employees, or

     - any transaction with one of our subsidiaries.

The provisions of the foregoing paragraph shall also not apply to any affiliated transaction previously disclosed prior to the date of this prospectus in a filing by us with the SEC or in this prospectus.

  PAYMENTS FOR CONSENT

     The certificate of designation provides that we not pay, whether by way of dividend or other distribution, fee or otherwise, to any holder of shares of the
[     ]% convertible preferred stock (and the corresponding depository shares)
for or as an inducement to any consent, waiver or amendment of any of the terms
or provisions of the certificate of designation or the [     ]% convertible
preferred stock unless such consideration is offered to be paid and is paid to
all holders of the [     ]% convertible preferred stock that consent, waive or
agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  REPORTS

     So long as any shares of the [     ]% convertible preferred stock are
outstanding, we will furnish to the holders of the [     ]% convertible
preferred stock (and the corresponding depositary shares)

     - all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K and, with respect to the annual information only, a report thereon by our certified independent accountants, and

     - all information that would be required to be contained in a current report on Form 8-K.

     In the event we have filed any of these reports with the SEC, we will only furnish the report to holders who request a copy of the report. Unless prohibited by the SEC, we will make our reports publicly available.

AMENDMENT, SUPPLEMENT AND WAIVER

     We may amend the certificate of designation with the consent of the depositary, who will consent upon receipt of the affirmative vote or consent of
the holders of a majority of the [     ]% convertible preferred stock then
outstanding, including votes or consents obtained in connection with a tender
offer or exchange offer for [     ]% convertible preferred stock or the
corresponding depositary shares, and, except as otherwise provided by applicable law, any past default or failure to comply with any provision of the certificate of designation may also be waived with the consent of such holders. Notwithstanding the foregoing, however, without the consent of each holder affected, an amendment or waiver may not (with respect to
any shares of the [     ]% convertible preferred stock held by a non-consenting
holder):

     - alter the voting rights with respect to the [     ]% convertible
       preferred stock or reduce the number of shares of the [     ]%
       convertible preferred stock whose holders must consent to an amendment, supplement or waiver,

     - reduce the liquidation preference of any share of the [     ]%
       convertible preferred stock or adversely alter the provisions with
       respect to the redemption of [     ]% convertible preferred stock,

     - reduce the rate of or change the time for payment of dividends on any
       share of the [     ]% convertible preferred stock,

     - waive a default in the payment of dividends or liquidated damages, if
       any, on the [     ]% convertible preferred stock,

     - make any share of the [     ]% convertible preferred stock payable in
       money other than United States dollars,

     - make any change in the provisions of the certificate of designation
       relating to waivers of the rights of holders of the [     ]% convertible
       preferred stock to receive the liquidation

     - preference, dividends or liquidated damages, if any, on the [     ]%
       convertible preferred stock, or

     - make any change in the foregoing amendment and waiver provisions.

     Notwithstanding the foregoing, without the consent of any holder of the
[     ]% convertible preferred stock, we may, to the extent permitted by
Delaware law, amend or supplement the Certificate of Designation to cure any ambiguity, defect or inconsistency, to provide for uncertificated shares of the
[     ]% convertible preferred stock in addition to or in place of certificated
shares of the [     ]% convertible preferred stock or to make any change that
would provide any additional rights or benefits to the holders of the [     ]%
convertible preferred stock or to make any change that the board of directors
determines, in good faith, is not materially adverse to holders of the [     ]%
convertible preferred stock.

REISSUANCE

     Shares of the [     ]% convertible preferred stock redeemed for or
converted into common stock or otherwise acquired by us will assume the status of authorized but unissued shares of preferred stock undesignated as to series and may be redesignated and reissued as part of any series of preferred stock,
but not as the [     ]% convertible preferred stock.

                          DESCRIPTION OF CAPITAL STOCK

     Our corporate charter authorizes 150,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of March 1, 2000, there were 55,069,441 shares of common stock issued and outstanding and held of record by 51 stockholders and no shares of preferred stock issued or outstanding. The number of stockholders of record does not include stockholders holding their shares in "street name" or through broker or nominee accounts.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. The holders of common stock are entitled to receive dividends when and as declared by our board of directors out of legally available funds. If any shares of preferred stock are outstanding, the payment of dividends or other distributions on the common stock may be subject to the declaration and payment of preferential dividends on the preferred stock.

     Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any outstanding preferred stock will be distributed to the holders of common stock ratably in proportion to the number of shares held by them.

PREFERRED STOCK

     Under our charter, our board of directors has the authority to issue up to 1,000,000 shares of preferred stock from time to time in one or more series and to determine their preferences, terms and rights. Accordingly, our board of directors has the power to establish the provisions, if any, relating to dividends, voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of preferred stock issued in the future. The number of shares of preferred stock available for issuance will
be reduced by the number of shares of [     ]% convertible preferred stock
issued in this offering. One of the effects of undesignated preferred stock may be to enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. Accordingly, the issuance of shares affect the market price of the common stock.

     % SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK

     Pursuant to a new certificate of designation that we will file immediately prior to the closing of the convertible preferred stock offering, 500,000 shares
of      % series A cumulative convertible preferred stock with a liquidation preference of $500 per share will be authorized for issuance. The convertible preferred stock will be subordinated to our existing, and any future, indebtedness, but will rank pari passu with any existing or future preferred stock and will have priority over our common stock. The convertible preferred stock offered under this prospectus will be issued in the form of 2,500,000 depositary shares, at $50 per depositary share, liquidation preference $50 per depositary share. Each depositary share represents 1/10 of a share of
convertible preferred stock. Please see "Description of [     ]% Convertible
Preferred Stock" for a description of the terms of the [     ]% convertible
preferred stock.

UNIT WARRANTS

     In September 1998, we sold units consisting of shares of our series A preferred stock and warrants to purchase shares of our common stock. The warrants have an exercise price of $.01 per share.

     Outstanding warrants to purchase an aggregate of 1,405,333 shares of our common stock may be exercised at any time. The warrants expire on September 1, 2009. Prior to exercise, the holders do not have any voting or other rights of stockholders. The exercise price and number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon specified changes in our capitalization or corporate structure. The holders of the warrants may pay the exercise price either in cash or through a so-called cashless exercise. A cashless exercise involves a reduction in the total number of shares obtained upon exercise by the number of shares that have an aggregate current value equal to the aggregate exercise price.

     Holders have the right to require us to register the shares of common stock underlying their warrants in specified circumstances. In particular, if the holders of warrants representing 50% or more of the total shares underlying the warrants so request, we must, on one occasion, register the shares underlying their warrants. This right is subject to our right to delay the registration if our board of directors determines that it would require the premature disclosure of material confidential information or for other specified reasons.

OTHER WARRANTS

     In connection with an amendment to our credit facility, we issued warrants to purchase an aggregate of 22,666 shares of common stock at an exercise price of $.01 per share, of which 11,333 have been exercised and 11,333 remain exercisable. The exercise price and number of shares of common stock issuable upon exercise of the warrants are subject to adjustment upon specified changes in our capitalization or corporate structure. The warrants may be exercised at any time. The holders of the warrants may pay the exercise price through a cashless exercise.

LIMITATION OF LIABILITY OF DIRECTORS

     Our charter eliminates the personal liability of our directors to us or our stockholders for monetary damages for breach of their fiduciary duty to the fullest extent permitted by Delaware corporate law.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our charter provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware corporate law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of us.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our charter, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We have purchased a general liability insurance policy that covers certain liabilities of our directors and officers arising out of claims based on acts and omissions in their capacity as directors and officers.

CHARTER AND BY-LAW PROVISIONS

     We have certain charter and by-law provisions that may have the effect of discouraging, delaying or making more difficult a change in control of us or preventing the removal of incumbent directors even if a majority of our stockholders were to deem such an attempt to be in our best interests. These provisions include a classified board of directors, limitations in the manner in which directors are elected and limitations on matters that may be presented at meetings by stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        CERTAIN FEDERAL TAX CONSEQUENCES

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE [     ]% CONVERTIBLE
PREFERRED STOCK

     The following discussion summarizes the material U.S. Federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership, and
disposition of the [     ]% convertible preferred stock and of any common stock
received as a distribution on the [     ]% convertible preferred stock or upon
its conversion or redemption. Persons that are not U.S. Holders are subject to special U.S. Federal income tax considerations, only some of which are discussed below. This discussion is based upon the provisions of the Internal Revenue Code, the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative pronouncements and rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an
investor's decision to purchase shares of the [     ]% convertible preferred
stock, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons other than U.S. Holders (except to
the extent specifically set forth below), persons that hold the [     ]%
convertible preferred stock or common stock as part of a straddle or conversion transaction, or holders subject to the alternative minimum tax, which may be subject to special rules. In addition, this discussion is limited to persons who
hold the [     ]% convertible preferred stock or common stock as "capital assets" (generally, property held for investment) within the meaning of Section
1221 of the Internal Revenue Code. All prospective purchasers of the [     ]%
convertible preferred stock are advised to consult their own tax advisors regarding the Federal, state, local, and foreign tax consequences of the
purchase, ownership, and disposition of the [     ]% convertible preferred stock
and common stock received as dividends thereon or upon the exchange or conversion thereof.

     As used in this section, a "U.S. Holder" of a security means an individual that is a citizen or resident of the United States (including certain former citizens and former long-term residents), a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust. A "Foreign Holder" is any beneficial owner
of a Security other than a U.S. Holder. If a partnership holds [     ]%
convertible preferred stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the
partnership. If you are a partner of a partnership holding [     ]% convertible
preferred stock, you should consult your tax advisor.

CONSEQUENCES TO U.S. HOLDERS

  DISTRIBUTIONS

     The amount of any distribution with respect to the [     ]% convertible
preferred stock will equal the amount of cash or the fair market value of the shares of common stock on the date of their distribution. The amount of any such
distribution of cash or shares of common stock with respect to the [      ]%
convertible preferred stock, and the amount of any distribution of cash with respect to common stock will be treated as a dividend, taxable as ordinary income to the recipient, to the extent of our current or accumulated earnings and profits as determined under U.S. Federal income tax principles. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, the excess will be applied against and will reduce the
holder's tax basis in the [     ]% convertible preferred stock or common stock,
as the case may be. Any amount by which the distribution exceeds the amount treated as a dividend and the amount applied against basis will be treated as capital gain. For common stock
distributed other than in redemption of shares of [     ]% convertible preferred
stock, a stockholder's holding period will commence on the day following the date of distribution and will not include the stockholder's holding period for
the shares of the [     ]% convertible preferred stock with respect to which the
shares of common stock were distributed.

  DIVIDENDS TO CORPORATE SHAREHOLDERS

     In general, a distribution that is treated as a dividend for U.S. Federal income tax purposes and that is made to a corporate shareholder with respect to
the [     ]% convertible preferred stock or common stock will qualify for the
70% dividends-received deduction under the Internal Revenue Code. U.S. Holders should note, however, that there can be no assurance that distributions made
with respect to the [     ]% convertible preferred stock or common stock will
not exceed the amount of current or accumulated earnings and profits of the Company. Accordingly, there can be no assurance that the dividends-received
deduction will apply to distributions on the [     ]% convertible preferred
stock or common stock.

     In addition, there are many exceptions and restrictions relating to the availability of the dividends-received deduction such as restrictions relating to (i) the holding period of stock on which the dividends are received, (ii) debt-financed portfolio stock, (iii) dividends treated as "extraordinary dividends" for purposes of Section 1059 of the Internal Revenue Code, and (iv) taxpayers that pay alternative minimum tax. Corporate shareholders should consult their own tax advisors regarding the extent, if any, to which such exceptions and restrictions may apply to their particular factual situation.

  SALE, EXCHANGE OR REDEMPTION

     Upon a sale, exchange or other disposition of the [     ]% convertible
preferred stock (other than a conversion or redemption of the [     ]%
convertible preferred stock for common stock) or of common stock, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by the holder in the disposition and the U.S. Holder's adjusted tax basis in the shares. This gain or loss will be long-term gain or loss if the U.S. Holder's holding period
for the [     ]% convertible preferred stock or common stock is more than one year.

     Any gain or loss recognized by a holder upon redemption of the [     ]%
convertible preferred stock will be treated as gain or loss from the sale or
exchange of the [     ]% convertible preferred stock, if, taking into account
stock that is actually or constructively owned as determined under Section 318
of the Internal Revenue Code, (i) such holder's interest in the [     ]%
convertible preferred stock and common stock is completely terminated as a result of the redemption, (ii) generally such holder's percentage ownership in each of the Company's voting stock and common stock immediately after the redemption is less than 80% of such percentage ownership immediately before such redemption, or (iii) the redemption is "not essentially equivalent to a dividend" (within the meaning of Section 302 of the Internal Revenue Code).

     If a redemption of the [     ]% convertible preferred stock or common stock
is treated as a distribution that is taxable as a dividend, the U.S. Holder will be taxed on the payment received in the same manner as described above under
"-- Distributions," and the holder's adjusted tax basis in the redeemed shares
of the [     ]% convertible preferred stock or common stock will be transferred to any remaining shares of the Company held by the holder. If the U.S. Holder does not retain any stock ownership in the Company following the redemption, then such holder may lose such basis completely.

  CONVERSION OR REDEMPTION OF THE [     ]% CONVERTIBLE PREFERRED STOCK FOR
COMMON STOCK

     A U.S. Holder of the [     ]% convertible preferred stock will generally
not recognize gain or loss by reason of receiving common stock in exchange for
the [     ]% convertible preferred stock upon the conversion of the [     ]%
convertible preferred stock or upon its redemption, except that gain or loss will be recognized with respect to any fractional share for which cash is received and the fair market value of any shares of common stock attributable to dividend arrearages will be treated as a distribution as described above under "-- Distributions". The adjusted tax basis of common stock (including fractional share interests) so acquired will be equal to the tax basis of the shares of the
[     ]% convertible preferred stock exchanged therefor, and the holding period of common stock received upon the conversion or redemption will include the
holding period of the shares of the [     ]% convertible preferred stock
exchanged.

  ADJUSTMENT OF CONVERSION RATE

     Holders of the [     ]% convertible preferred stock may, in certain
circumstances, be deemed to have received constructive distributions of stock if
the conversion rate of the [     ]% convertible preferred stock is adjusted.
Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the
interest of the holders of the [     ]% convertible preferred stock, however,
will generally not be considered to result in a constructive distribution of
stock. Certain of the possible adjustments provided in the [     ]% convertible
preferred stock, including, without limitation, adjustments in respect of cash distributions to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the holders generally will be deemed to have received constructive distributions in amounts based upon the value of such holders' increased interests in the equity of Network Plus resulting from such adjustments. The amount of the distribution will be treated as a distribution to a holder with the tax consequences specified above for distributions of common stock. Accordingly, U.S. Holders could be considered to have received distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they did not receive any cash or property as a result of such adjustments.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, information reporting requirements will apply to certain noncorporate U.S. Holders with respect to dividends paid on, or, under certain
circumstances, the proceeds of a sale, exchange or redemption of, the [     ]%
convertible preferred stock or common stock. Under the backup withholding provisions of the Internal Revenue Code and applicable U.S. Treasury
Regulations, a U.S. Holder of the [     ]% convertible preferred stock or common
stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale, exchange or redemption of, the
[     ]% convertible preferred stock or common stock unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact in the manner required or (b) within a reasonable period of time, provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder's U.S. Federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

CONSEQUENCES TO FOREIGN HOLDERS

  DIVIDENDS

     Dividends on the [     ]% convertible preferred stock (including
constructive distributions of common stock resulting from an adjustment to the conversion price and certain dividends in the form of additional shares of common stock) or on the common stock issuable upon conversion or redemption of
the [     ]% convertible preferred stock paid to a Foreign Holder are generally subject to a 30% United States withholding tax unless they are effectively connected with a trade or business carried on by such Foreign Holder in the United States. The rate of withholding may be reduced to the extent provided by an income tax treaty to which the United States is a party if the recipient of the dividends is entitled to the benefits of the treaty. Foreign Holders seeking a reduction in the rate of withholding under an income tax treaty may be required (and after this year will be required), and Foreign Holders seeking an exemption for dividends effectively connected with a trade or business carried on by such Foreign Holder in the United States (as described in the next paragraph) will be required, to comply with certain certification and other requirements. A Foreign Holder that is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

     If the dividends on the [     ]% convertible preferred stock or common
stock issuable upon conversion of the [     ]% convertible preferred stock are
either, if an income tax treaty does not apply, effectively connected with a trade or business carried on in the United States by a Foreign Holder, or, if a tax treaty applies, attributable to a United States permanent establishment maintained by the Foreign Holder, such dividends generally will be subject to tax at the rates and in the manner applicable to U.S. Holders. Effectively connected dividends or dividends attributable to a United States permanent establishment, as the case may be, received by a corporate Foreign Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  GAIN ON DISPOSITION OF THE [     ]% CONVERTIBLE PREFERRED STOCK OR COMMON
STOCK

     Subject to the discussion below under "Certain Federal Income Tax Consequences -- Consequences to Foreign Holders -- Backup Withholding And Information Reporting", Foreign Holders generally will not be subject to U.S. Federal income tax in respect of gain recognized on a disposition (including a
redemption that is not treated as a dividend) of the [     ]% convertible
preferred stock or common stock issuable upon conversion of the [     ]%
convertible preferred stock unless (a) if an income tax treaty does not apply, the gain is effectively connected with a trade or business conducted by the Foreign Holder in the United States (or, if an income tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Foreign Holder), (b) in the case of an individual Foreign Holder, such holder is present in the United States for at least 183 days in the taxable year of the disposition and either the income from the disposition is attributable to an office or other fixed place of business maintained by the holder in the United States or the holder has a "tax home" in the United States, (c) the Foreign Holder is subject to tax pursuant to the provisions of U.S. Federal income tax laws applicable to certain United States expatriates, or (d) the Company is a "United States real property holding corporation" for the U.S. Federal income tax purposes. The Company does not believe that it has been, currently is, or will be, a United States real property holding corporation.

     Each Foreign Holder should consult with his own tax advisor to determine whether his dividends or gains will be subject to U.S. Federal income taxation.

  FEDERAL ESTATE TAX

     The [     ]% convertible preferred stock or common stock issuable upon
conversion or redemption of the [     ]% convertible preferred stock owned or
treated as being owned by an individual who is not a citizen or resident (as defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includible in such individual's gross estate for U.S. Federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

  BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Company must report annually to the IRS and to each Foreign Holder the amount of dividends paid to, and the tax withheld with respect to, each Foreign Holder. These reporting requirements apply regardless of whether withholding tax was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the Foreign Holder resides or is established.

     United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) generally will not
apply to dividends paid on the [     ]% convertible preferred stock or common
stock on or before December 31, 2000 that are either (i) subject to withholding at the 30% rate (or at a reduced rate under an applicable treaty) or (ii) paid to an address outside of the United States. Pursuant to U.S. Treasury Regulations, dividends paid after December 31, 2000 generally will be subject to backup withholding at a 31% rate unless the Foreign Holder provides a valid Form W-8BEN or other authorized withholding certificate or is a corporation or other exempt recipient that meets certain requirements.

     Under current U.S. Treasury Regulations, the payment of proceeds from the
disposition of the [     ]% convertible preferred stock or common stock to or
through a United States office of a broker generally will be subject to information reporting and backup withholding unless the payee furnishes a statement certifying under penalties of perjury that it is not a U.S. person (and no agent or broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect), satisfies certain other qualifications and provides his name and address or the payee otherwise establishes an exemption. The payment of proceeds from the disposition of the
[     ]% convertible preferred stock or common stock to or through a non-U.S.
office of a non-U.S. broker generally will not be subject to backup withholding and information reporting. However, for payments of proceeds before January 1,
2001, in the case of proceeds from the disposition of the [     ]% convertible
preferred stock or common stock effected at a foreign office of a broker that is: (i) a United States person; (ii) a "controlled foreign corporation" for U.S. Federal income tax purposes; or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, (a) backup withholding generally will not apply unless such broker has actual knowledge that the owner is not a Foreign Holder, and (b) information reporting generally will apply unless the broker has documentary evidence in its files that the owner is a Foreign Holder (and the broker has no actual knowledge to the contrary). After December 31, 2000, a broader class of foreign brokers having certain connections with the United States will be subject to the same backup withholding and information reporting as discussed in the preceding sentence.

     Payments made through certain foreign intermediaries may be subject to special rules. Prospective investors should consult with their own tax advisers regarding these rules, and in particular with respect to whether the use of a particular broker would subject the investor to potential information reporting and backup withholding.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Foreign Holder's U.S. Federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

                    DESCRIPTION OF CERTAIN INDEBTEDNESS AND
                             COMMON STOCK OFFERING

SENIOR CREDIT FACILITY

     In October 1998, we entered into a loan and security agreement with Goldman Sachs Credit Partners, an affiliate of Goldman Sachs, and Fleet National Bank through which we obtained access to a credit facility. We amended this agreement effective January 1, 1999 to provide us with additional operating flexibility. As amended, this 18-month facility provides revolving loans in an aggregate amount of up to $60 million. Availability under this facility is based upon formulas using accounts receivable and collections. Advances under the facility bear interest at 1.0% over The Chase Manhattan Bank's prime rate. We pay monthly net facility fees and an annual line fee on the unused portion of this facility. Advances under the facility are secured by a continuing security interest in all of our assets.

     Under this facility we have agreed, among other things, to achieve minimum EBITDA and revenue targets, and not to exceed a maximum debt-to-revenue ratio, and to not, without the prior written consent of the lenders, incur additional indebtedness, undertake any corporate reorganization, dispose of any of our assets, declare or pay any dividends or undertake other specified actions, except as specifically permitted under this facility. As of January 1, 1999, this facility was amended to permit us to make an initial public offering of our common stock and to modify certain financial covenants. Although this facility was to mature on April 7, 2000, we entered into an amendment to the facility which extended the maturity date until December 31, 2000 and also modified certain financial covenants.

     As of December 31, 1999, there was no principal outstanding under the senior credit facility.

RECENT FINANCING DEVELOPMENTS

     ANTICIPATED NEW SENIOR SECURED CREDIT FACILITIES

     On March 8, 2000, we received a commitment from Goldman Sachs Credit Partners to provide and syndicate new senior secured credit facilities in an aggregate amount of up to $225 million. The senior secured credit facilities will consist of:

     - a revolving credit facility in the amount of $150 million, and

     - delayed draw term loans in the amount of $75 million.

     These senior secured credit facilities will replace our existing $60 million credit facility and our Comdisco capital lease facility and will be used for working capital purposes and the purchase and acquisition of telecommunications assets. These facilities are to become available on or about June 1, 2000. Advances under the delayed draw term loan will be available only in the first year after the closing of the senior secured credit facilities. The loans under the proposed facilities will bear interest at a per annum rate equal to either a variable base rate plus an applicable margin, or the LIBOR rate plus an applicable margin, at our option.

     Principal on the delayed draw term loan will be amortized and the commitments under the revolving loan will be reduced 10%, 20%, 30% and 40% in each of years four through seven of the credit facilities. In addition, subject to customary baskets and exceptions, the credit facilities will be reduced by the net proceeds from asset sales which are not reinvested within a to be agreed upon amount of time and, beginning in year five of the facilities, by 50% of our excess cash flow, on a consolidated basis.

     Our obligations under the senior secured credit facilities will be unconditionally and irrevocably guaranteed, jointly and severally, by us (to the extent we are not the borrower) and by each of our existing and subsequently acquired or organized subsidiaries. In addition, the senior secured credit facilities and the guarantees thereunder will be secured by substantially all of our assets, including but not limited to:

     - a first priority pledge of all the capital stock of each of our existing and subsequently acquired or organized subsidiaries (other than our Australian subsidiary), and

     - a perfected first priority security interest in, and mortgage on, substantially all of our tangible and intangible assets and the guarantors (including but not limited to accounts receivable, documents, inventory, equipment, intellectual property, investment property, general intangibles, real property, cash and cash accounts and proceeds of the foregoing), in each case subject to certain limited exceptions.

     The new senior secured credit facilities are subject to the negotiation and execution of definitive documentation, which is likely to contain customary representations, warranties, covenants and other provisions. The documentation will also contain certain financial covenants which will change depending upon our performance. The senior secured credit facilities will contain covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change our business conducted, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. The financial covenants may include EBITDA thresholds, ratios of debt to capitalization, assets or EBITDA, a fixed charge or interest coverage ratio, and certain limitations on capital expenditures.

     The senior secured credit facilities will contain customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults to certain other indebtedness, certain events of bankruptcy and insolvency, ERISA events, judgment defaults, actual or asserted invalidity of any security interest and change of control.

  COMMON STOCK OFFERING

     Concurrently with this offering of depositary shares, we intend to issue shares of our common stock. The offering of depositary shares under this prospectus is conditioned upon completion of the offering of common stock. The offering of common stock is not conditioned upon completion of the offering of depositary shares under this prospectus. The common stock will be issued on or about the date hereof. The aggregate offering price of the common stock will be $250 million.

COMDISCO FACILITY

     In December 1998, we entered into a lease facility with Comdisco through Network Plus, our operating subsidiary. We guaranteed the indebtedness outstanding under this facility. On March 8, 2000, we extended this facility to make an additional $29 million available for continued network expansion through December 31, 2000. As of December 31, 1999, we had outstanding $41.9 million of property under this facility.

     We have used this facility to finance our switching and co-location equipment for a five-year term and other electronic and information technology equipment in various locations for a three-year term. Payments are calculated as a variable percentage of the purchase price of the property using an interest rate that floats with the five-year U.S. Treasury Rate with respect to each advance and are payable quarterly.

     At the end of each lease term we have the option to purchase the equipment for an amount no greater than 85% of the retail fair market value of the equipment.

                                  UNDERWRITING

     Network Plus and the underwriters named below have entered into an underwriting agreement with respect to the depositary shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of depositary shares set forth opposite their name below:

                                                              NUMBER OF
                                                              DEPOSITARY
                                                                SHARES
                                                              ----------
Goldman, Sachs & Co. .......................................
Bear, Stearns & Co. Inc. ...................................
                                                               --------
          Total.............................................

     The depositary shares will initially be offered at the initial price to public set forth on the cover of this prospectus. Any depositary shares sold by the underwriters to securities dealers may be sold at a discount from the
initial price to public of up to      % of the principal amount of the
depositary shares. Any such securities dealers may resell any depositary share purchased from the underwriters to certain other brokers or dealers at a
discount from the initial price to the public of up to      % of the principal
amount of depositary shares. If all the depositary shares are not sold at the initial price to the public, the representatives may change the offering price and the other selling terms.

     If the underwriters sell more depositary shares than the total number set forth in the table above, the underwriters have an option exercisable for 30 days after the date of this prospectus to buy up to an additional $ principal amount of depositary shares from Network Plus to cover such sales. If any depositary shares are purchased pursuant to this option, the underwriters will severally purchase the depositary shares in approximately the same proportion as set forth in the table above.

     Network Plus and certain of its directors and executive officers have agreed that, with certain exceptions (including issuances by Network Plus as consideration for acquisitions or as collateral for loans related to certain acquisitions or pursuant to the exercise or conversion of outstanding securities), without the prior written consent of Goldman, Sachs & Co., they will not, directly or indirectly, offer to sell, contract to sell, sell or otherwise dispose of, or announce the offering of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock, for a period of 90 days after the date of the underwriting agreement, provided that beginning 30 days after the date of the underwriting agreement such officers and directors may sell limited amounts of shares per day up to a
total of           shares (taken in the aggregate and as a group).

     The depositary shares will be a new issue of securities with no established trading market. Network Plus intends to list the depositary shares on the Nasdaq National Market. The underwriters have advised Network Plus that they intend to make a market in the depositary shares, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the depositary shares.

     In connection with the offering, the underwriter may purchase and sell depositary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of depositary shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the depositary shares while the offering is in progress.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased depositary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the depositary shares. As a result, the price of the depositary shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Network Plus estimates that its total expenses of the offering of depositary shares, excluding underwriting discounts and commissions, will be
approximately $[     ].

     Network Plus has agreed to indemnify the underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     Most of the underwriters in this offering are acting as underwriters in the offering of the common stock. In the ordinary course of the underwriters' respective businesses, the underwriters and their affiliates have engaged and may engage in commercial and investment banking transactions with us and our affiliates.

     Goldman Sachs Credit Partners, L.P., an affiliate of Goldman, Sachs & Co., has entered into a commitment letter with Network Plus to act as a lender and as administrative agent under the new senior secured credit facilities for which it will receive customary fees, commissions and reimbursement of expenses. Each of the underwriters may serve as a financial advisor to Network Plus from time to time in the future. See "Description of Certain Indebtedness -- Senior Credit Facility" and "-- Recent Financing Developments" for a description of certain arrangements entered into between Goldman, Sachs & Co. and Network Plus.

                                 LEGAL MATTERS

     The validity of the depositary shares and the common stock issuance upon conversion of the depositary shares and certain U.S. federal income taxation matters will be passed upon for Network Plus by Hale and Dorr LLP, Boston, Massachusetts. Some legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 have been included in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares to be sold in this offering, please refer to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.C., Washington, D.C. 20549 and at its regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our filings, including the registration statement, are also available to you on the SEC's Internet site at www.sec.gov.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and therefore we file reports, proxy statements and other information with the SEC. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the SEC at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at 7 World Trade Center, Suite 1300, New York, New York, 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the SEC's Public Reference Room at 450 Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also makes electronic filings publicly available on its Web site within 24 hours of acceptance. Our common stock is quoted on the Nasdaq National Market under the trading symbol "NPLS."

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

     (a) Annual Report on Form 10-K for the year ended December 31, 1998;

     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

     (c) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on June 9, 1999.

     You may request a copy of these filings at no cost, by writing or telephoning the office of the treasurer, Network Plus, 234 Copeland Street, Quincy, MA 02169, telephone number (617) 786-4000.

                               NETWORK PLUS CORP.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Financial Statements:
  Consolidated balance sheets as of December 31, 1998 and
     1999...................................................  F-3
  Consolidated statements of operations for the years ended
     December 31, 1997, 1998 and 1999.......................  F-4
  Consolidated statements of stockholders' equity (deficit)
     for the years ended December 31, 1997, 1998 and 1999...  F-5
  Consolidated statements of cash flows for the years ended
     December 31, 1997, 1998 and 1999.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Network Plus Corp.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Network Plus Corp. and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 28, 2000, except for the
  information presented in Note 23 for
  which the date is March 8, 2000

                               NETWORK PLUS CORP.

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998         1999
                                                                ----         ----
                                                                  (IN THOUSANDS,
                                                              EXCEPT PER SHARE DATA)
                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 12,197     $ 43,031
  Accounts receivable, net of allowance for doubtful
    accounts of $773 and $2,624, respectively...............    16,225       31,814
  Prepaid expenses..........................................       760          489
  Deferred taxes............................................       277           --
  Other current assets......................................     1,591          958
                                                              --------     --------
    Total current assets....................................    31,050       76,292
PROPERTY AND EQUIPMENT, NET.................................    15,822      101,944
OTHER ASSETS................................................       821        1,117
INTANGIBLE ASSETS, NET......................................        --        3,286
INVESTMENT..................................................        --        3,333
DEFERRED TAXES..............................................     1,175           --
                                                              --------     --------
    TOTAL ASSETS............................................  $ 48,868     $185,972
                                                              ========     ========

     LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 11,402     $ 48,704
  Accrued liabilities.......................................     2,617        6,370
  Current portion capital lease obligations.................       863       11,346
                                                              --------     --------
    Total current liabilities...............................    14,882       66,420
LONG-TERM CAPITAL LEASE OBLIGATIONS.........................     3,147       28,188
LONG-TERM NOTE PAYABLE TO STOCKHOLDER.......................     1,875        1,875
DEFERRED TAXES..............................................       491           --
OTHER LONG-TERM LIABILITIES.................................        50          208
COMMITMENTS
REDEEMABLE PREFERRED STOCK
  13.5% Series A Cumulative Preferred Stock due 2009, $.01
    par value, 50 shares authorized, 40 shares and none
    issued and outstanding, respectively....................    35,146           --

                           STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock, $.01 par value, 150,000 shares authorized,
  45,333 and 54,795 shares issued and outstanding at
  December 31, 1998 and 1999, respectively..................       453          548
Additional paid-in capital..................................        --      138,767
Stock subscription receivable...............................        --         (155)
Warrants....................................................     4,359        4,405
Other Comprehensive Income..................................        --          833
Accumulated deficit.........................................   (11,535)     (55,117)
                                                              --------     --------
    Total stockholders' equity (deficit)....................    (6,723)      89,281
                                                              --------     --------
    TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND
      STOCKHOLDERS' EQUITY (DEFICIT)........................  $ 48,868     $185,972
                                                              ========     ========

   The accompanying notes are an integral part of the consolidated financial statements.

                               NETWORK PLUS CORP.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED DECEMBER 31,
                                                          --------------------------------------
                                                             1997          1998          1999
                                                             ----          ----          ----
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................................................   $ 98,209      $105,545      $152,520
Operating expenses
  Costs of services.....................................     78,106        78,443       122,664
  Selling, general and administrative expenses..........     25,704        29,426        51,709
  Depreciation and amortization.........................        994         2,037         8,564
                                                           --------      --------      --------
                                                            104,804       109,906       182,937
                                                           --------      --------      --------
Operating loss..........................................     (6,595)       (4,361)      (30,417)
Other income (expense)
  Interest income.......................................         86           395         1,896
  Interest expense......................................       (557)       (1,474)       (3,804)
  Other income, net.....................................      3,917           151           432
                                                           --------      --------      --------
                                                              3,446          (928)       (1,476)
                                                           --------      --------      --------
Net loss before income taxes............................     (3,149)       (5,289)      (31,893)
Provision (benefit) for income taxes....................         42          (906)          961
                                                           --------      --------      --------
Net loss................................................     (3,191)       (4,383)      (32,854)
Preferred stock dividends and accretion of offering
  expenses and discount.................................         --        (2,005)      (10,725)
                                                           --------      --------      --------
Net loss applicable to common stockholders..............   $ (3,191)     $ (6,388)     $(43,579)
                                                           ========      ========      ========
Net loss per share applicable to common stockholders --
  basic and diluted.....................................   $  (0.07)     $  (0.14)     $  (0.87)
                                                           ========      ========      ========
Weighted average shares outstanding -- basic and
  diluted...............................................     45,333        45,333        49,969
                                                           ========      ========      ========
Pro forma data:
Historical loss before income taxes.....................   $ (3,149)     $ (5,289)     $(32,854)
Pro forma benefit for income taxes......................     (1,094)       (1,904)           --
                                                           --------      --------      --------
Pro forma net loss......................................     (2,055)       (3,385)      (32,854)
Historical preferred stock dividends and accretion of
  offering expenses.....................................         --        (2,005)      (10,725)
                                                           --------      --------      --------
Pro forma net loss applicable to common stockholders....   $ (2,055)     $ (5,390)     $(43,579)
                                                           ========      ========      ========
Pro forma net loss per share applicable to common
  stockholders -- basic and diluted.....................   $  (0.05)     $  (0.12)     $  (0.87)
                                                           ========      ========      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                               NETWORK PLUS CORP.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                           COMMON
                                           STOCK,                                           OTHER      RETAINED         TOTAL
                               SHARES OF   $0.01    ADDITIONAL      STOCK                  COMPRE-     EARNINGS     STOCKHOLDERS'
                                COMMON      PAR      PAID-IN     SUBSCRIPTION              HENSIVE   (ACCUMULATED      EQUITY
                                 STOCK     VALUE     CAPITAL      RECEIVABLE    WARRANTS   INCOME      DEFICIT)       (DEFICIT)
                               ---------   ------   ----------   ------------   --------   -------   ------------   -------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at December 31,
  1996.......................   45,333      $453                                                       $  3,648       $  4,101
 Net loss....................                                                                            (3,191)        (3,191)
 Distributions to
  stockholders...............                                                                              (601)          (601)
                                ------      ----     --------       -----        ------     ----       --------       --------
 Balance at December 31,
  1997.......................   45,333       453           --          --            --       --           (144)           309
 Net loss....................                                                                            (4,383)        (4,383)
 Distributions to
  stockholders...............                                                                                (3)            (3)
 Common stock dividends......                                                                            (5,000)        (5,000)
 Issuance of 1,405
  warrants...................                                                    $4,359                                  4,359
 Dividends on preferred
  stock......................                                                                            (1,814)        (1,814)
 Accretion of preferred stock
  offering expenses and
  discount...................                                                                              (191)          (191)
                                ------      ----     --------       -----        ------     ----       --------       --------
 Balance at December 31,
  1998.......................   45,333       453           --          --         4,359       --        (11,535)        (6,723)
 Net loss....................                                                                           (32,854)       (32,854)
 Distributions to
  stockholders...............                                                                                (3)            (3)
 Issuance of 23 warrants.....                                                        92                                     92
 Issuance of common stock in
  initial public offering....    9,200        92     $135,504                                                          135,596
 Option exercise.............       96         1          628        (155)                                                 474
 Issuance of common stock in
  connection with
  acquisition................      155         2        2,431                                                            2,433
 Deferred compensation
  charge.....................                             158                                                              158
 Dividends on preferred
  stock......................                                                                            (2,870)        (2,870)
 Accretion of preferred stock
  offering expenses and
  discount...................                                                                              (286)          (286)
 Preferred stock dividend for
  premium paid on redemption
  of preferred stock.........                                                                            (7,569)        (7,569)
 Warrant exercise............       11                     46                       (46)                                    --
 Unrealized investment
  gain.......................                                                                833                           833
 Comprehensive loss..........
                                ------      ----     --------       -----        ------     ----       --------       --------
 Balance at December 31,
  1999.......................   54,795      $548     $138,767       $(155)       $4,405     $833       $(55,117)      $ 89,281
                                ======      ====     ========       =====        ======     ====       ========       ========


                               COMPRE-
                               HENSIVE
                                 LOSS
                               -------

Balance at December 31,
  1996.......................
 Net loss....................
 Distributions to
  stockholders...............
 Balance at December 31,
  1997.......................
 Net loss....................
 Distributions to
  stockholders...............
 Common stock dividends......
 Issuance of 1,405
  warrants...................
 Dividends on preferred
  stock......................
 Accretion of preferred stock
  offering expenses and
  discount...................
 Balance at December 31,
  1998.......................
 Net loss....................   (32,854)
 Distributions to
  stockholders...............
 Issuance of 23 warrants.....
 Issuance of common stock in
  initial public offering....
 Option exercise.............
 Issuance of common stock in
  connection with
  acquisition................
 Deferred compensation
  charge.....................
 Dividends on preferred
  stock......................
 Accretion of preferred stock
  offering expenses and
  discount...................
 Preferred stock dividend for
  premium paid on redemption
  of preferred stock.........
 Warrant exercise............
 Unrealized investment
  gain.......................       833
                               --------
 Comprehensive loss..........  $(32,021)
                               ========
 Balance at December 31,
  1999.......................

   The accompanying notes are an integral part of the consolidated financial statements.

                               NETWORK PLUS CORP.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1997        1998        1999
                                                               ----        ----        ----
                                                                      (IN THOUSANDS)
Cash flows from operating activities:
  Net loss..................................................  $(3,191)   $ (4,383)   $(32,854)
  Adjustments to reconcile net loss to net cash provided by
    (used for) operating activities:
    Depreciation and amortization...........................      994       2,037       8,564
    Gain on disposal of fixed assets........................       --          --          18
    Deferred taxes..........................................       --        (961)        961
    Interest payable on note payable to stockholder.........       --          --         158
    Valuation of Tel-Save common stock warrants.............   (3,837)         --          --
    Valuation of common stock warrants......................       --          --          92
    Compensation expense related to issuance of stock
      options...............................................       --          --         158
    Changes in assets and liabilities, net of effect of
      acquisition:
    Accounts receivable.....................................   (1,955)        702     (15,559)
    Prepaid expenses........................................     (107)       (345)        271
    Other current assets....................................      (19)     (1,479)        633
    Other long-term assets..................................      (34)       (718)       (299)
    Accounts payable........................................    8,022      (6,043)     24,146
    Accrued liabilities.....................................      311         422      16,791
    Other liabilities.......................................       --          --         621
                                                              -------    --------    --------
      Net cash provided by (used for) operating
        activities..........................................      184     (10,768)      3,702
Cash flows from investing activities:
  Capital expenditures......................................   (3,363)    (10,919)    (52,337)
  Proceeds from sale of fixed assets........................        9          17          --
  Purchase of investment....................................       --          --      (2,500)
  Proceeds from sale of Tel-Save common stock...............       --       9,500          --
  Exercise of Tel-Save common stock warrants................   (3,570)         --          --
  Cash paid for acquisition.................................       --          --        (300)
  Transaction fees paid for acquisition.....................       --          --        (152)
  Issuance of note receivable...............................       --          --        (448)
  Proceeds from sale and leaseback of fixed assets..........    3,450          --       4,516
                                                              -------    --------    --------
      Net cash used for investing activities................   (3,474)     (1,402)    (51,221)
Cash flows from financing activities:
  Net proceeds from (payments on) line of credit............    2,510      (4,510)         --
  Principal payments on capital lease obligations...........   (1,110)     (5,307)    (11,843)
  Proceeds from stockholder loan............................    1,755       1,875          --
  Payments on stockholder loans.............................       --      (1,755)         --
  Net proceeds from issuance of preferred stock and
    warrants................................................       --      37,500          --
  Payment on redemption of preferred stock..................       --          --     (45,871)
  Net proceeds from issuance of common stock................       --          --     136,070
  Distribution to stockholders..............................     (601)     (5,003)         (3)
                                                              -------    --------    --------
      Net cash provided by financing activities.............    2,554      22,800      78,353
                                                              -------    --------    --------
Net increase (decrease) in cash.............................     (736)     10,630      30,834
Cash at beginning of year...................................    2,303       1,567      12,197
                                                              -------    --------    --------
Cash at end of year.........................................  $ 1,567    $ 12,197    $ 43,031
                                                              =======    ========    ========

   The accompanying notes are an integral part of the consolidated financial statements.

                               NETWORK PLUS CORP.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Activity

     Network Plus Corp. (the "Company") is a network-based communications provider offering a comprehensive suite of broadband data, telecommunications and e.Commerce hosting services. The Company's bundled product offerings include local and long distance voice services and high-speed data, Internet and web and managed server hosting services. Since 1990, the Company has provided its services primarily to small and medium-sized businesses located in major markets in the northeastern and southeastern regions of the United States. The Company also provides international wholesale termination and transport services primarily to major domestic and international telecommunication carriers. Revenue is also derived from the sale of local and long distance services, data and Internet services, toll-free services and calling card and paging services. All revenues are billed and collected in U.S. dollars.

     The Company's ability to meet their projected growth will acquire substantial cash resources. In the event the Company is unable to raise sufficient additional capital, it intends to scale back and delay its anticipated network and operational infrastructure expansion.

  Basis of Presentation

     On July 15, 1998, Network Plus Corp. was incorporated in the State of Delaware. The stockholders of Network Plus, Inc. contributed 100% of their shares to the Company, in return for an aggregate of 45,333,333 shares of the common stock. Accordingly, Network Plus, Inc. became a wholly-owned subsidiary of the Company.

     The Company's consolidated financial statements reflect the financial position and results of operations of its wholly-owned subsidiary, Network Plus, Inc. All intercompany transactions are eliminated in consolidation. For periods prior to the formation of the Company on July 15, 1998, the financial statements reflect the activities of Network Plus, Inc., as it was the sole operating entity.

  Cash Equivalents

     All highly liquid cash investments with maturities of three months or less at date of purchase are considered to be cash equivalents. At December 31, 1998 and 1999, $1,063 and $271, respectively, of cash equivalents are restricted for use as collateral for outstanding letters of credit.

  Property and Equipment

     Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

     Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. Upon retirement or other disposition of property and equipment, the cost and related depreciation are removed from the accounts and the resulting gain or loss is reflected in earnings.

     On January 1, 1999, the Company adopted the provisions of Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, the Company capitalizes costs associated with the design and implementation of the Company's internal use software. Capitalized external software costs include the actual costs to purchase existing software from vendors. Capitalized internal software costs generally

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

include personnel costs incurred in the enhancement and implementation of purchased software packages. Through December 31, 1999, $2.8 million of costs have been capitalized in accordance with SOP 98-1.

  Intangible Assets

     Intangible assets consist principally of goodwill and acquired customer base.

     Goodwill represents the excess of purchase price over the fair value of the net assets acquired and is being amortized using the straight-line method over three years.

     Customer base represents the fair value of the customer base obtained in acquisitions (see Note 3) and is being amortized using the straight-line method over a period of 6 months to one year.

     The carrying value of the intangible assets is reviewed on a quarterly and annual basis for the existence of facts or circumstances both internally and externally that may suggest impairment. To date, no such impairment has occurred. The Company determines whether an impairment has occurred based on gross expected future cash flows and measures the amount of the impairment based on the related future estimated discounted cash flows. The cash flow estimates used to determine the impairment, if any, contain management's best estimates, using appropriate and customary assumptions and projections at that time.

  Capital Leases

     Capital leases, those leases which transfer substantially all benefits and risks of ownership, are accounted for as acquisitions of assets and incurrences of obligations. Capital lease amortization is included in depreciation and amortization expense, with the amortization period equal to the estimated useful life of the assets. Interest on the related obligation is recognized over the lease term at a constant periodic rate.

  Revenue Recognition and Accounts Receivable

     Telecommunication and related data services revenues and accounts receivable are recognized when calls are completed or when services are provided. Revenues related to nonrecurring installation and activation fees are deferred and recognized over the period of the customer service contract. The related direct costs are capitalized and recognized to expense over the period of the customer service contract. To date, such fees and costs have been immaterial. Accounts receivable include both billed and unbilled amounts, and are reduced by an estimate for uncollectible amounts. Unbilled amounts result from the Company's monthly billing cycles and reflect telecommunications services provided in the 30 days prior to the reporting date. These amounts are billed within 30 days subsequent to the reporting date and are expected to be collected under standard terms offered to customers.

     Unbilled amounts were $8,563 and $13,295 at December 31, 1998, and 1999, respectively.

  Costs of Services

     Costs of services include costs of origination, transport and termination of traffic, exclusive of depreciation and amortization. Costs associated with co-location facilities including rent and access charges for facilities which are not operational are included in selling, general and administrative expenses. When the facilities are considered operational the related costs are

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

included in costs of services. To date these costs included in selling, general and administrative expenses have been immaterial.

  Income Taxes

     Effective March 1, 1992, the Company elected by the consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company did not pay corporate Federal income taxes on its taxable income. Instead, the stockholders were liable for individual income taxes on their share of the Company's taxable income.

     The issuance of preferred stock on September 3, 1998 terminated the Company's election to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, subsequent to September 3, 1998, the Company provides for and reports statutory Federal and state income taxes, as necessary. These financial statements also present, on a pro forma basis, Federal and state income taxes assuming the Company had been a C Corporation for all periods presented.

     The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than enactment of changes in the tax law or rates.

  Earnings (Loss) Per Share

     The Company computes and reports earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share". The computations of basic and diluted earnings (loss) per common share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. Potentially dilutive securities include convertible preferred stock, stock options and warrants.

     Pro forma net loss per share reflecting the Company's conversion from an S Corporation to a C Corporation is presented using an estimated effective income tax rate of approximately 35% to 36%.

  Concentration of Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. In addition, risk exists in cash deposited in banks that may, at times, be in excess of FDIC insurance limits. The trade accounts receivable risk is limited due to the breadth of entities comprising the Company's customer base and their dispersion across different industries and geographical regions. The Company evaluates the credit worthiness of customers, as appropriate, and maintains an adequate allowance for potential uncollectible accounts.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Reclassifications

     Certain amounts in the financial statements for prior years have been reclassified to conform with the current year presentation. Such reclassifications had no effect on previously reported results of operations.

2. RELATED PARTY TRANSACTIONS

     In September 1998, one of the Company's stockholders made a loan to the Company for $1,875. Interest on the loan accrues at the prime rate (8.5% at December 31, 1999). Accrued interest on this loan, included in other long-term assets, totaled $50 and $209 at December 31, 1998 and December 31, 1999, respectively. Principal and interest will be payable July 31, 2001.

     On December 31, 1997, the Company's stockholders made loans to the Company totaling $1,755. Interest on the loans accrued at the prevailing prime rate and was payable monthly. Interest expense related to these loans totaled $49 in 1998. There was no required period for principal repayment. The loans were repaid in May 1998.

     Office space, located in Quincy is leased from a trust, the beneficiaries of which are the principal stockholders of the Company. The Company makes monthly rental and condominium fee payments to the trust of $71 relating to the Quincy space. The Company paid $680 to the trust in 1997, $808 in 1998 and $849 in 1999. Additionally, the Company is currently negotiating a long-term lease with a trust, the beneficiaries of which are the principal stockholders for an 80,000 square foot facility in Randolph, Massachusetts.

3. ACQUISITIONS

     On November 30, 1999, the Company acquired certain assets of Infohouse, Inc. for cash of $300, a note payable of $200 and 155,039 shares of common stock of the Company with a fair market value of $2,432. The transaction was accounted for using the purchase method. The aggregate purchase price of $3,408 included assumed liabilities of $476 which consisted primarily of capital leases. The fair value of net tangible assets acquired was $385 which consisted primarily of computer, network and communications equipment. The remaining purchase price was allocated to customer base and goodwill. The $1,131 allocated to the customer base is being amortized over a one year period and the goodwill is being amortized over a three year period.

     On December 17, 1999, the Company acquired certain customers from a reseller of the Company's services in exchange for the forgiveness of a $448 note receivable. In addition, the Company is committed to pay up to $211 if specific customer retention targets are met. Should those payments be made, the amounts will be capitalized as customer base and amortized over the expected weighted-average remaining customer life. The transaction was accounted for using the purchase method. The purchase price of $448 was allocated to the fair value of the customer base, which is being amortized over a six month period.

     The results of operations of the acquired company would not have had a material impact on the actual results reported for the year ended December 31, 1998 and 1999 had the transaction been consummated at the beginning of each respective year.

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4. INVESTMENTS AND TRANSFER OF CUSTOMERS

     In 1995, the Company transferred (the "Transfer") certain customers to whom it provided long distance and toll free telecommunications services pursuant to certain AT&T resale contracts (the "AT&T contracts") to Tel-Save Holdings, Inc. ("Tel-Save"). Concurrent with the Transfer, the Company's obligations to AT&T under the AT&T contracts were terminated without obligation or liability on behalf of the Company. Prior to the time of this transaction, there was no value recorded in the financial statements related to these customers. In exchange for the Transfer, the Company received four separate warrants to purchase a total of 1,365,000 shares of Tel-Save common stock at an exercise price of $4.67 per share (after reflecting stock splits through December 31, 1997). Each warrant vested to the Company separately based on the retail revenue generated by Tel-Save with respect to the transferred customers, which had to exceed specified levels for three consecutive months. The warrants expired at various dates through 1997. In addition to the Warrant Agreements, the Company was subject to a Voting Rights Agreement whereby Tel-Save retained the right to hold and vote the stock until the point in time when the Company informed Tel-Save it wished to sell the stock. Upon receiving such notice from the Company, Tel-Save was obligated to either purchase the stock at the price offered by the Company or, alternatively, was to deliver the common stock certificates to the Company.

     In 1996, the vesting requirements were met to exercise the first three warrants. The vesting requirement for the first warrant was met at the end of the third quarter of 1996, entitling the Company to purchase 600,000 shares of Tel-Save common stock. The Company exercised this warrant and sold the related common stock, which had previously been registered, resulting in net proceeds and other income of $1,370 in the third quarter of 1996.

     The vesting requirements with respect to the second and third warrants were met in November 1996. The second warrant entitled the Company to purchase 300,000 shares of Tel-Save common stock prior to January 8, 1997. The third warrant entitled the Company to purchase 150,000 shares of Tel-Save Common stock prior to June 10, 1997. The warrants were valued upon vesting at approximately $2,093 using the Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5.1%, warrant lives reflecting the respective expiration periods, expected volatility of 50% and no dividend rate. At December 31, 1996, the warrants had not yet been exercised and were classified as investments. The value of the warrants at December 31, 1996 was the fair value recorded by the Company at the date of vesting. Other income of $2,093 related to the second and third warrants was recognized in the fourth quarter of 1996. On January 6, 1997, the Company exercised the second and third warrants and paid Tel-Save the total exercise price of $2,100.

     The vesting requirement with respect to the fourth warrant was met in June 1997, entitling the Company to purchase 315,000 shares of Tel-Save common stock. The fourth warrant was valued upon vesting at approximately $3,415 using Black-Scholes valuation model. The significant assumptions in the valuation model were an interest rate of 5.1%, a warrant life reflecting the June 1997 expiration period, expected volatility of 50% and no dividend rate. On June 4, 1997, the Company exercised the warrant, paid Tel-Save the exercise price of $1,470 and recorded other income of approximately $3,415.

     On November 7, 1997, Tel-Save filed a registration statement with the SEC, listing the Company as a selling shareholder with respect to 765,000 shares (the total shares purchased by the Company, after reflecting stock splits, under the second, third and fourth warrants). Following the registration of the common stock, the Company intended to immediately sell the

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

shares of Tel-Save, which had a market value of approximately $16,600 at that date, as it had done previously with the first warrant. Accordingly, all activities necessary for the transfer of the certificates were completed and the Company issued a demand to Tel-Save for the common stock certificates or, alternatively, requested that Tel-Save purchase the shares. Throughout the remainder of the fourth quarter, Tel-Save refused to deliver the common stock certificates to the Company.

     In order to take physical possession of the Tel-Save common stock certificates, the Company filed a lawsuit against Tel-Save in January 1998. On June 24, 1998, a settlement agreement was signed between the parties pursuant to which the Company received a total of $9,500 from Tel-Save. As part of the settlement, all 765,000 shares were either returned to or repurchased by Tel-Save. Following the June 1998 settlement, there are no continuing obligations between the parties. Accordingly, the Company's investment in Tel-Save at December 31, 1997 was valued at the final negotiated payment. This settlement resulted in approximately $422 of other income, recorded in the fourth quarter of 1997.

5. PROPERTY AND EQUIPMENT

                                                                          DECEMBER 31,
                                                        ESTIMATED      -------------------
                                                       USEFUL LIFE      1998        1999
                                                       -----------      ----        ----
Network infrastructure and equipment................  5 and 10         $13,247    $ 50,276
                                                      years
Computer equipment..................................  3-5 years          3,145       5,228
Office furniture and equipment......................  7 years            1,393       1,975
Software............................................  3 years            1,245       6,325
Motor vehicles......................................  5 years              201         256
Leasehold improvements..............................  Term of Lease        689       7,959
Construction in progress............................                        --      40,355
                                                                       -------    --------
                                                                        19,920     112,374
Less accumulated depreciation and amortization......                    (4,098)    (10,430)
                                                                       -------    --------
                                                                       $15,822    $101,944
                                                                       =======    ========

     Property and equipment under capital leases are as follows:

                                                            DECEMBER 31,
                                                         ------------------
                                                          1998       1999
                                                          ----       ----
Network infrastructure and equipment...................  $ 3,837    $34,770
Computer equipment.....................................    1,527      2,062
Motor vehicles.........................................       55         99
Construction in Process................................       --      9,696
                                                         -------    -------
                                                           5,419     46,627
Less accumulated amortization..........................   (1,701)    (4,004)
                                                         -------    -------
                                                         $ 3,718    $42,623
                                                         =======    =======

     Depreciation and amortization expense related to property and equipment for the years ended December 31, 1997, 1998 and 1999 amounted to $994, $2,037 and $8,379, respectively.

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     In August 1997, upon review of the Company's experience and expectations for upgrades and replacement of equipment, including information gathered during the process of financing such equipment, the Company changed its estimate of the useful life of its telecommunications equipment from 12 years to 5 years. The Company also reviewed publicly available industry data on telecommunications equipment, which confirmed that the estimate of useful lives of the Company's telecommunications equipment, which was entirely switching equipment at that time, reasonably approximated 5 years. The Company also assessed that there had been no significant decline in the market value of its switching equipment since purchased and that the market value exceeded the net book value of the equipment at the time of the change in estimate. This was confirmed by the Company's ability to enter into a sale and leaseback of the switches for the approximate book value, completed at the same time as the change in estimate. During 1999, the Company began purchasing fiber optic capacity, which is being depreciated over its estimated useful life of 10 years.

     Depreciation expense in 1997 was approximately $136 more than what would have otherwise been reported had the change in estimate not been made. Annual depreciation expense related to these assets will be approximately $407 more through 2002 than what would have otherwise been reported had the change not been made.

     In November 1997, the Company entered into a sale and leaseback of its switching equipment. The equipment was sold at book value, which approximates market value, and, consequently, no gain or loss was recorded on the sale. This lease was refinanced, effective January 1, 1999. See Note 10.

6. INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                             DECEMBER 31,
                                                            --------------        USEFUL
                                                            1998     1999         LIVES
                                                            ----    ------    --------------
Acquired customer base....................................  $ --    $1,654    6 to 12 months
Goodwill..................................................    --     1,817       3 years
Less accumulated amortization.............................    --      (185)
                                                            ----    ------
Intangible assets, net....................................  $ --    $3,286
                                                            ====    ======

7. ACCRUED LIABILITIES

                                                            DECEMBER 31,
                                                          -----------------
                                                           1998       1999
                                                           ----       ----
Accrued payroll and related expenses....................  $   821    $2,083
Accrued agency commissions..............................      285       817
Accrued professional services...........................      123       276
Customer deposits.......................................      142       428
Other accrued liabilities...............................    1,246     2,766
                                                          -------    ------
                                                          $ 2,617    $6,370
                                                          =======    ======

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. REVOLVING CREDIT AGREEMENTS AND LETTERS OF CREDIT

     The Company had a revolving line of credit with Fleet National Bank ("Fleet") for borrowings up to $7,000, including letters of credit, which was refinanced on May 1, 1998, as described below.

     On May 1, 1998, the Company entered into a revolving credit agreement with Fleet, which allowed for up to $23,000 of borrowings, based upon a percentage of accounts receivable. This agreement had a term of three years, but was terminated on October 7, 1998, upon entering into the New Revolving Credit Facility, described below. Interest was payable monthly at Fleet's prime rate or available LIBOR options. All outstanding notes payable were paid in full in May 1998 with proceeds from the $23 million facility.

     On October 7, 1998, the Company entered into a loan agreement with Goldman Sachs Credit Partners, L.P. and Fleet for a $60,000 revolving credit facility (the "New Revolving Credit Facility"), and concurrently terminated the $23,000 facility. The New Revolving Credit Facility has a term of 18 months. Under the New Revolving Credit Facility, $30,000 of the $60,000 is immediately available, while the additional $30,000 is available based upon a percentage of accounts receivable. Interest is payable monthly at one percent above the prime rate (9.50% at December 31, 1999). The New Revolving Credit Facility, as amended (see
Note 23), requires the Company, among other things, to meet minimum levels of revenues and earnings before interest, taxes, depreciation and amortization, and debt to revenue ratios, places the Company in default in the event of a material adverse change in the Company's business and restricts our ability to pay cash dividends. Had the New Revolving Credit Facility not been amended, the Company would not have been in compliance with the earnings before interest, taxes, depreciation and amortization financial covenant at December 31, 1999. At December 31, 1998 and 1999, there were no borrowings outstanding under the New Revolving Credit Facility. The New Revolving Credit Facility, as amended, is collateralized by substantially all of the assets of the Company. The maximum borrowings under this agreement in 1999 were $10,000.

     Letters of credit issued in the ordinary course of business totaled $271 as of December 31, 1999 and were collateralized by a corresponding amount of cash equivalents.

9. DEBT AND CAPITAL LEASE OBLIGATIONS

     Debt and capital lease obligations consist of the following:

                                                            DECEMBER 31,
                                                          -----------------
                                                           1998      1999
                                                           ----      ----
Notes payable...........................................  $   --    $   200
Capital lease obligations...............................   4,010     39,334
                                                          ------    -------
                                                           4,010     39,534
Less current portion....................................    (863)   (11,346)
                                                          ------    -------
                                                          $3,147    $28,188
                                                          ======    =======

     The Company's capital leases as of December 31, 1998 were refinanced effective January 1, 1999 and the current and long-term portions of such leases have been classified in accordance with the new lease terms. See Note 10.

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

10. LEASE COMMITMENTS

     The Company has entered into noncancellable operating leases for office space in several locations in the United States. The leases have termination dates through 2014 and require the payment of various operating costs including condominium fees. Rental expense related to the leases for the years ended December 31, 1997, 1998 and 1999 were $733, $1,263 and $3,058, respectively.

     Minimum lease payments for the next five years and thereafter are as follows:

                                                        CAPITAL     OPERATING
YEAR ENDED DECEMBER 31,                                  LEASES      LEASES
-----------------------                                 -------     ---------
2000..................................................  $ 13,934     $2,937]
2001..................................................    13,604       3,473
2002..................................................     8,310       3,603
2003..................................................     4,679       3,578
2004..................................................     1,205       3,212
Thereafter............................................     6,699      22,820
                                                        --------     -------
Total minimum lease payments..........................  $ 48,431     $39,623
                                                                     =======
Less imputed interest.................................    (8,897)
                                                        --------
Present value of minimum lease payments...............    39,534
Less current portion..................................   (11,346)
                                                        --------
Long-term capital lease obligations...................  $ 28,188
                                                        ========

     In December 1998, the Company received an $81,000 commitment for equipment lease financing for telecommunications equipment to be acquired through December 31, 1999 (see Note 23). Depending on the type of equipment acquired, the term of the lease is either three or five years. All of the leases entered into contain bargain purchase options upon conclusion of the lease term. Leases entered into as of December 31, 1999 totaled $41,930 and included $3,986 for refinancing of previously existing leases. Also included in the new lease financing is an additional $4,516 received by the Company from the lessor for the sale and leaseback of equipment acquired by the Company during 1998.

     The Company has entered into certain agreements for the Indefeasible Right-of-Use Fiber Strands. Based on the terms of these agreements, upon acceptance of certain fiber installations, the Company will be liable for additional payments of approximately $30,050.

11. INVESTMENT

     On March 23, 1999, the Company entered into a market development agreement with NorthPoint Communications, Inc. ("NorthPoint") for a period of two years. Under the terms of the agreement the Company will resell DSL products and services to businesses currently reached by NorthPoint's infrastructure. NorthPoint will provide co-marketing funds to launch this new service to the Company's customers. At December 31, 1999, approximately $300 is due from Northpoint under the co-marketing provision. In addition, the agreement contains certain volume commitments that the Company must meet subject to non-usage charges at the end of the term. The Company also made an equity investment of $2.5 million in NorthPoint, which will be accounted for on a cost basis. The securities are available-for-sale and, accordingly,

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

unrealized gains or losses in value are recorded as a component of Other Comprehensive Income.

12. STOCKHOLDERS' EQUITY

  Common Stock

     The amended certificate of incorporation of the Company authorizes the issuance of up to 150,000,000 shares of $.01 par value common stock. The holders of common stock are entitled to receive dividends when and if dividends are declared by the Board of Directors of the Company out of funds legally available therefor, provided that if any shares of preferred stock are at the time outstanding, the payment of dividends on the common stock or other distributions may be subject to the declaration and payment of dividends on outstanding shares of preferred stock. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any preferred stock then outstanding will be distributed to the holders of common stock ratably in proportion to the number of shares held by them.

  Preferred Stock

     Under the certificate of incorporation of the Company, the Board of Directors has the authority to issue up to 1,000,000 shares of $.01 par value preferred stock from time to time in one or more series with such preferences, terms and rights as the Board of Directors may determine without further action by the stockholders of the Company. Accordingly, the Board of Directors has the power to establish the provisions, if any, relating to dividends, voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of preferred stock issued in the future.

  Common Stock Dividends

     On September 2, 1998, the Board of Directors of the Company issued a $5,000 dividend to its stockholders. Following receipt of the dividend, one stockholder loaned the Company $1,875 (representing the distribution to that stockholder, net of the estimated tax liability resulting from such distribution). Interest accrues at prime rate. In accordance with an extension agreement, interest and principal will be payable on July 31, 2001.

13. PREFERRED STOCK AND WARRANTS ISSUANCE

     On September 3, 1998, the Company issued 40,000 shares of 13.5% Series A Cumulative Preferred Stock due 2009, warrants to purchase, for $.01 per share, 1,405,333 shares of the Company's common stock ("Initial Warrants") and rights to receive warrants to purchase 2,720,000 shares of the Company common stock at an exercise price of $.01 per share ("Contingent Warrants"), resulting in proceeds to the Company of $37,500, net of issuance costs of $2,500. The Contingent Warrants entitled the holders of the preferred stock to receive annually, beginning on September 1, 1999, warrants to purchase approximately
6.16 shares of the Company's common stock for each share of preferred stock. The Warrants vest on September 1, 2000, subject to acceleration upon the occurrence of certain events. A total value of $4,359 was ascribed to the Initial Warrants, net of issuance costs of $290, and was accounted for as a separate component of stockholders' equity. The value ascribed to the Initial Warrants

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

was recorded as a discount to the preferred stock, which was being accreted to the preferred stock balance over the period from date of issuance through the date of mandatory redemption (September 1, 2009). The value ascribed to the Contingent Warrants was de minimis. On July 6, 1999, the Company redeemed all outstanding shares of its 13.5% Series A Cumulative Preferred Stock due 2009 including all accrued dividends for $46,371, and eliminated its obligation to issue the contingent warrants. At redemption, the Company recorded a dividend of $7,569 to reflect the difference between the redemption amount and the carrying amount of the preferred stock. The difference was due to the value ascribed to the initial warrants, discount attributed to offering expenses and redemption premium.

14. STOCK OPTION PLANS

     On July 15, 1998, the Company adopted the 1998 Stock Incentive Plan (the "1998 Incentive Plan"). The 1998 Incentive Plan provides for the grant of stock-based awards to employees, officers and directors of, and consultants or advisors to, the Company. Under the 1998 Incentive Plan, the Company may grant options that are intended to qualify as incentive stock options ("incentive stock options") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options not intended to qualify as incentive stock options ("non-statutory options"), restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of the Company or its subsidiaries. A total of 9,000,000 shares of common stock may be issued upon the exercise of options or other awards granted under the 1998 Incentive Plan. The number of shares with respect to which awards may be granted to any employee under the 1998 Incentive Plan may not exceed 3,171,333 during any calendar year. The exercisability of options or other awards granted under the 1998 Incentive Plan may, in certain circumstances, be accelerated in connection with an Acquisition Event (as defined in the 1998 Incentive Plan). Options and other awards may be granted under the 1998 Incentive Plan at exercise prices that are equal to, less than or greater than the fair market value of the Company's common stock, and the Board generally retains the authority to reprice outstanding options. The 1998 Incentive Plan expires in July 2008, unless sooner terminated by the Board.

     On July 15, 1998, the Company adopted the 1998 Director Stock Option Plan (the "Director Plan"). Under the terms of the Director Plan, 22,666 shares of common stock will be granted to each non-employee director upon his or her initial election to the Board of Directors. Annual options to purchase 11,333 shares of common stock will also be granted to each non-employee director on the date of each annual meeting of stockholders, or on August 1 of each year if no annual meeting is held by such date. Options granted under the Director Plan prior to December 31, 1998 will vest in four equal annual installments beginning on the first anniversary of the date of grant. The exercisability of these options will be accelerated upon the occurrence of an Acquisition Event (as defined in the Director Plan). The exercise price of options granted under the Director Plan is equal to the fair market value of the common stock on the date of grant. A total of 453,333 shares of common stock may be issued upon the exercise of stock options granted under the Director Plan. Pursuant to the Director Plan, the two non-employee directors each received an option to purchase 45,332 shares of common stock with a weighted average exercise price of $8.34 per share.

     The Company elected to adopt the disclosure only provision of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation", for stock based compensation issued to employees. The Company accounts for its stock based compensation issued to employees under Accounting Principles Board Opinion No. 25,

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Accounting for Stock Issued to Employees" and, in accordance with the recognition requirements set forth under this pronouncement, no compensation expense was recognized in 1998 and compensation expense of $158 was recognized in 1999.

     Stock option activity for the years ended December 31, 1998 and 1999 is as follows:

                                                          NUMBER      WEIGHTED-AVERAGE
                                                         OF SHARES     EXERCISE PRICE
                                                         ---------    ----------------
Shares under option, December 31, 1997.................         --         $   --
Options granted........................................  3,405,168         $ 7.25
Options cancelled......................................    (26,475)        $ 8.45
Shares under option, December 31, 1998.................  3,378,693         $ 7.24
Options granted........................................  1,885,944         $12.66
Options exercised......................................    (95,509)        $ 6.59
Options cancelled......................................   (355,371)        $ 8.23
                                                         ---------         ------
Shares under option, December 31, 1999.................  4,813,757         $ 9.30
                                                         =========         ======

     The following table summarizes information about the stock options outstanding at December 31, 1999.

                               WEIGHTED-
                                AVERAGE      WEIGHTED-
                               REMAINING      AVERAGE    WEIGHTED-AVERAGE                   WEIGHTED-AVERAGE
                  NUMBER      CONTRACTUAL    EXERCISE     FAIR VALUE AT       NUMBER        AVERAGE EXERCISE
EXERCISE PRICE  OUTSTANDING   LIFE (YEARS)     PRICE        GRANT DATE      EXERCISABLE   PRICE FOR EXERCISABLE
--------------  -----------   ------------   ---------   ----------------   -----------   ---------------------
$ 3.31 -  4.41   1,096,450         8.7        $ 3.55          $ 3.55          272,551            $ 3.55
  6.00 -  6.62   1,414,405         8.6          6.61            6.59          389,965              6.59
 10.81 - 16.33   1,602,852         8.7         11.63           11.20          321,203             11.20
 16.31 - 24.06     700,050        10.0         18.43           18.43               --                --
                 ---------                                                    -------
                 4,813,757         8.9        $ 9.30          $ 7.25          983,719            $ 7.25
                 =========                                                    =======

     At December 31, 1999, 983,719 options were exercisable and the Company had an aggregate of 4,544,067 shares available for future grant under its Stock Incentive Plan and Director Stock Option Plan.

     For disclosure purposes, the fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for stock options granted in 1998 and 1999, respectively: no dividends, 0% and 77% volatility, weighted average risk-free rate of return of 6.3% and 6.0%, and an expected life of four to five years for all grants. The weighted-average fair value of the stock options granted in 1998 and 1999 was $0.42 and $6.33, respectively.

     Under the above model, the total value of stock options granted in 1998 and 1999 was $1,436 and $11,934, respectively, which will be amortized ratably on a pro forma basis over the four-year option vesting period.

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Had the company determined compensation expense for the stock-based compensation plans in accordance with the fair value methodology prescribed by SFAS 123, the Company's pro forma net loss and loss per share would have been:

                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                 ----------------------------
                                                  1997      1998       1999
                                                 -------   -------   --------
Net loss applicable to common stockholders.....  $(3,191)  $(6,388)  $(43,579)
Amortization of stock compensation expense.....  $    --   $  (168)  $   (754)
                                                 -------   -------   --------
Pro forma net loss applicable to common
  stockholders.................................  $(3,191)  $(6,556)  $(44,333)
                                                 =======   =======   ========
Pro forma net loss per share -- basic and
  diluted......................................  $ (0.07)  $ (0.14)  $  (0.89)
                                                 =======   =======   ========

15. INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              -------------
                                                              1998     1999
                                                              ----     ----
Current taxes:
  Federal...................................................  $  --    $ --
  State.....................................................     55      --
                                                              -----    ----
     Total..................................................  $  55    $ --
                                                              =====    ====
Deferred taxes:
  Federal...................................................  $(880)   $983
  State.....................................................    (81)    (22)
                                                              -----    ----
     Total..................................................  $(961)   $961
                                                              -----    ----
Provision (benefit) for income taxes........................  $(906)   $961
                                                              =====    ====

     Deferred tax (assets) liabilities consist of the following:

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1999
                                                               ----       ----
Accrued expenses............................................  $   82    $    500
Allowance for doubtful accounts.............................     195         997
Net operating loss carryforwards............................   1,175      11,479
Valuation allowance.........................................      --     (12,295)
                                                              ------    --------
Deferred tax assets.........................................  $1,452    $    681
                                                              ======    ========
Depreciation................................................  $  491    $    681
                                                              ------    --------
Deferred tax liabilities....................................  $  491    $    681
                                                              ======    ========

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The provision (benefit) for income taxes differs from the amount computed by applying the U.S. Federal income tax rate due to the following items:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1998        1999
                                                               ----        ----
Tax at U.S. Federal income tax rate.........................  $(1,798)   $(10,844)
State income taxes, net of U.S. Federal income tax
  benefit...................................................       41        (106)
Recognition of deferred taxes upon conversion from S Corp.
  to C Corp.................................................      349          --
Permanent timing differences and other......................       32        (384)
S Corp. loss................................................      470          --
Increase in valuation allowance.............................       --      12,295
                                                              -------    --------
Provision (benefit) for income taxes........................  $  (906)   $    961
                                                              =======    ========

     In September 1998, the Company converted from an S Corporation to a C Corporation. Prior to conversion to a C Corporation, income taxes were provided solely for state tax purposes. In accordance with the provisions of SFAS 109 the Company has provided a full valuation allowance on the deferred tax assets.

     The Company continues to assess the realizability of its deferred tax asset based upon relevant events and forecasts and may continue to establish valuation allowances for some or all of deferred tax assets generated in the future.

16. NET INCOME (LOSS) PER SHARE

     The computations of basic and diluted earnings per common share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. Potentially dilutive securities for the Company include stock options and warrants.

     Pro forma net loss per share reflecting the Company's conversion from an S Corporation to a C Corporation is presented using estimated effective income tax rates and excludes a $480 tax provision for deferred payable recorded in the third quarter of 1998 resulting from the conversion.

     The following table sets forth the computation of basic and diluted income
(loss) per share:

                                                    YEAR ENDED DECEMBER 31,
                                             --------------------------------------
                                                1997          1998          1999
                                                ----          ----          ----
Net income (loss) applicable to Network
  Plus Corp. common stock -- basic and
  diluted..................................  $   (3,191)   $   (6,388)   $  (43,579)
Shares used in net income (loss) per
  share -- basic and diluted...............  45,333,000    45,333,000    49,969,000
                                             ==========    ==========    ==========
Net income (loss) per share applicable to
  common stockholders -- basic and
  diluted..................................  $    (0.14)   $    (0.07)   $    (0.87)
                                             ==========    ==========    ==========

     Warrants for the purchase of 1,405,333 shares of common stock were not included in the 1998 and 1999 computations of diluted net income (loss) per share because inclusion of such shares would have an anti-dilutive effect on net loss per share, as the Company reported net losses in the respective 1998 and 1999 periods.

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Stock options for the purchase of 3,378,698 and 4,813,757 shares of common stock were not included in the 1998 and 1999 computation of diluted net loss per share because the exercise prices of those stock options are assumed to be at or above the average fair value of the Company's common stock for 1998, and inclusion of such shares would have an anti-dilutive effect on net loss per share.

17. COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income". This Statement establishes new rules for the reporting and display of comprehensive income. There were no adjustments required to calculate comprehensive income for 1997, 1998 and an adjustment of 833,000 for 1999.

18. SIGNIFICANT CUSTOMER

     During the year ended December 31, 1998, the Company had one wholesale customer that accounted for approximately 13% of the Company's revenue. No other customer comprised greater than 10% of total revenue for the period ended December 31, 1998. No customer comprised greater than 10% of total revenue for the period ended December 31, 1999.

19. EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) and profit sharing plan (the "Plan") which is open to all eligible employees under the Plan's provisions. The terms of the Plan allow the Company to determine its annual profit sharing contribution. There were no Company contributions to the Plan in 1999 or 1998.

20. NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company is required to adopt SFAS 133, as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Dates of FASB Statement 133," on a prospective basis for interim periods and fiscal years beginning January 1, 2001. Had the Company implemented SFAS 133 in the current period, financial position and results of operations would not have been affected.

21. SEGMENT INFORMATION

     The Company has adopted SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 establishes standards for the way companies must determine and report information about operating segments in their annual and interim reports.

     The Company has two reportable segments which management operates as distinct sales organizations; these two segments are segregated by type of customer base to whom services are provided. The two customer base types are: retail telecommunications and data services and wholesale telecommunications. The Company measures and evaluates its two reportable segments based on revenues and costs of services. The retail telecommunications and data services segment provides local and long distance services including voice and data transport,

                               NETWORK PLUS CORP.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

and enhanced and custom calling features. This segment focuses on selling these services to end user customers, such as businesses and residences. The wholesale telecommunications segment provides transport and termination services. This segment focuses on selling these services to large communication carriers, who utilize the Company's excess capacity to provide telephone voice services to their customers.

                                             1997        1998        1999
                                             ----        ----        ----
Revenues:
  Retail telecommunications and data
     services.............................   95,338      75,506      89,758
  Wholesale telecommunications............    2,871      30,039      62,762
                                            -------    --------    --------
Total revenues............................  $98,209    $105,545    $152,520
                                            =======    ========    ========
Costs of services:
  Retail telecommunications and data
     services.............................   75,534      51,371      65,255
  Wholesale telecommunications............    2,572      27,072      57,409
                                            -------    --------    --------
Total costs of services...................  $78,106    $ 78,443    $122,664
                                            =======    ========    ========

22. SUPPLEMENTAL CASH FLOWS INFORMATION;

                                                YEAR ENDED DECEMBER 31,
                                            -------------------------------
                                             1997        1998        1999
                                             ----        ----        ----
                                                    (IN THOUSANDS)
Cash paid during the year for:
  Interest................................  $   498    $  1,114    $  3,691
                                            =======    ========    ========
  Income taxes............................  $    15    $    111    $     --
                                            =======    ========    ========
Noncash investing and financing
  activities:
     Fixed assets acquired under capital
       leases.............................  $ 1,521    $     28    $ 41,825
                                            =======    ========    ========
     Preferred stock dividends
       paid-in-kind.......................  $    --    $  1,814    $  2,869
                                            =======    ========    ========
     Note converted to customer list......  $    --    $     --    $    448
                                            =======    ========    ========
     Common stock issued for purchase of
       Infohouse..........................  $    --    $     --    $  2,432
                                            =======    ========    ========
     Note issued for purchase of
       Infohouse..........................  $    --    $     --    $    200
                                            =======    ========    ========

23. SUBSEQUENT EVENT

     On March 8, 2000, the New Revolving Credit Facility (see Note 8) was amended to extend the termination date to December 31, 2000, and the equipment lease financing described in note 10 was extended for telecommunications equipment to be acquired through December 31, 2000 up to $29 million.

     Also on March 8, 2000, the Company received a commitment from Goldman Sachs Credit Partners ("GSCP") to provide and syndicate new senior credit facilities in an aggregate amount of up to $225 million. The new senior credit facilities are subject to final negotiation and execution of definitive documentation, as well an event deemed by GSCP to be a material adverse change in the Company's business.

INSIDE BACK COVER:   Map showing Network Plus' existing and
                     planned co-location deployment in Southeast

             ------------------------------------------------------
             ------------------------------------------------------
     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the depositary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary..................      1
Risk Factors........................     10
Use of Proceeds.....................     24
Price Range of Common Stock.........     24
Capitalization......................     25
Dilution............................     26
Selected Consolidated Financial
  Data..............................     27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................     29
Business............................     39
Government Regulation...............     58
Management..........................     63
Description of Depositary Shares....     65
Description of      % Convertible
  Preferred Stock...................     71
Description of Capital Stock........     83
Certain Federal Tax Consequences....     85
Description of Certain Indebtedness
  and Common Stock Offering.........     90
Underwriting........................     92
Legal Matters.......................     93
Experts.............................     93
Where You Can Find More
  Information.......................     94
Incorporation of Documents by
  Reference.........................     94
Index to Financial Statements.......    F-1

             ------------------------------------------------------
             ------------------------------------------------------

             ------------------------------------------------------
             ------------------------------------------------------
                               NETWORK PLUS CORP.
  2,500,000 depositary shares each
representing 1/10 of a share of    % series A
cumulative convertible preferred stock

                             ----------------------

                         [NETWORK PLUS CORPORATE LOGO]

                             ----------------------

                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.

                      Representatives of the Underwriters
             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered. All amounts shown are estimates except for the Securities and Exchange Commission filing fee, NASD filing fee and Nasdaq National Market additional listing fee.

SEC registration fee........................................  $46,851
NASD filing fee.............................................   18,247
Nasdaq National Market additional listing fee...............     *
Blue sky fees and expenses..................................     *
Transfer Agent and Registrar fees...........................     *
Accounting fees and expenses................................     *
Legal fees and expenses.....................................     *
Printing and mailing expenses...............................     *
Miscellaneous...............................................     *
                                                              -------
     Total..................................................  $  *
                                                              -------

---------------
* to be filed by amendment

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

     In accordance with Section 145 of the DGCL, Article Eighth of our Certificate of Incorporation (the "Certificate") provides that we shall indemnify each person who is or was a director, officer or employee of the Company (including the heirs, executors, administrators or estate of such person) or is or was serving at the our request as director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted under the DGCL or any successor statute. The indemnification provided by the Certificate shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. We will pay expenses (including attorneys' fees) incurred in defending a civil, criminal, administrative or investigative action, suit or proceeding upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us. The Certificate further provides that a director of the Company shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

     We have obtained insurance on behalf of our directors, officers, employees and agents against any liabilities asserted against such persons arising out of such capacities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
  1*       --   Form of Underwriting Agreement.
  4.1(1)   --   Exchange and Registration Rights Agreement dated as of
                September 1, 1998 between Network Plus and Goldman, Sachs &
                Co., Lehman Brothers Inc., and Merrill Lynch, Pierce, Fenner
                & Smith Incorporated.
  4.2(2)   --   Form of Common Stock Certificate
  4.3*     --   Form of Certificate of Designation for      % Series A
                Cumulative Convertible Preferred Stock
  4.4*     --   Form of Deposit Agreement for Depositary Shares representing
                     % Series A Cumulative Convertible Preferred Stock
  5*       --   Opinion of Hale and Dorr LLP.
 12        --   Computation of Ratios
 23.1      --   Consent of PricewaterhouseCoopers LLP.
 23.2*     --   Consent of Hale and Dorr LLP (included in their opinion
                filed as Exhibit 5).
 24        --   Power of Attorney (included on the signature page of this
                registration statement).
 27        --   Financial Data Schedule.

---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-64633).

(2) Incorporation by reference to the Company's Registration Statement on Form S-1 (File No. 333-79479).

 *  To be filed by amendment.

     (b) Financial Statement Schedules:

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                                           BALANCE     ADDITIONAL
                                             AT        CHARGES TO    DEDUCTIONS
                                          BEGINNING    COSTS AND        FROM        BALANCE AT END
DESCRIPTION                               OF PERIOD     EXPENSES     RESERVES(1)      OF PERIOD
-----------                               ---------    ----------    -----------    --------------
Allowance for doubtful accounts:
Year ended December 31, 1999............    $513         $3,048        $  937           $2,624
Year ended December 31, 1998............    $926         $1,931        $2,344           $  513
Year ended December 31, 1997............    $850         $4,104        $4,028           $  926

Valuation allowance:
Year ended December 31, 1999............      --         12,295            --           12,295

---------------
(1) Write-off of bad debts less recoveries.

     All other schedules have been omitted because they are not applicable or not required or the required information is included in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to

Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of registrants pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby further undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Quincy, State of Massachusetts, on March 9, 2000.

                                          NETWORK PLUS CORP.

                                          By: /s/ JAMES J. CROWLEY
                                            ------------------------------------
                                              James J. Crowley
                                              Executive Vice President, Chief
                                              Operating Officer and Secretary

                        SIGNATURES AND POWER OF ATTORNEY

     We, the undersigned officers and directors of Network Plus Corp., hereby severally constitute and appoint Robert T. Hale, Jr., James J. Crowley, George Alex and Jeffrey N. Carp, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and any subsequent Registration Statement for the same offering which may be filed under Rule 462(b), and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Network Plus Corp. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto or to any subsequent Registration Statement for the same offering which may be filed under Rule 462(b).

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-3 has been signed below by the following persons, in the capacities indicated, as of March 9, 2000.

                        NAME                           TITLE
                        ----                           -----

/s/ ROBERT T. HALE                                     Chairman of the Board
-----------------------------------------------------
Robert T. Hale

/s/ ROBERT T. HALE, JR.                                President, Chief Executive Officer and
-----------------------------------------------------    Director (Principal Executive Officer)
Robert T. Hale, Jr.

/s/ JAMES J. CROWLEY                                   Executive Vice President, Chief Operating
-----------------------------------------------------    Officer, Secretary and Director
James J. Crowley

/s/ GEORGE ALEX                                        Executive Vice President of Finance, Chief
-----------------------------------------------------    Financial Officer and Treasurer (Principal
George Alex                                              Financial and Accounting Officer)

/s/ DAVID D. MARTIN                                    Director
-----------------------------------------------------
David D. Martin

/s/ JOSEPH C. MCNAY                                    Director
-----------------------------------------------------
Joseph C. McNay

         REPORT OF INDEPENDENT ACCOUNTS ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and
Stockholders of Network Plus Corp.

     Our report on the consolidated financial statements of Network Plus Corp. is included in this Registration Statement. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in Item 16(b) of this Registration Statement.

     In our opinion, the financial statement referred to above, when considered in relation to the basic financial statements as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 28, 2000

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                   DESCRIPTION
-------                                 -----------
  1*       --   Form of Underwriting Agreement.
  4.1(1)   --   Exchange and Registration Rights Agreement dated as of
                September 1, 1998 between Network Plus and Goldman, Sachs &
                Co., Lehman Brothers Inc., and Merrill Lynch, Pierce, Fenner
                & Smith Incorporated.
  4.2(2)   --   Form of Common Stock Certificate
  4.3*     --   Form of Certificate of Designation for      % Series A
                Cumulative Convertible Preferred Stock
  4.4*     --   Form of Deposit Agreement for Depositary Shares representing
                     % Series A Cumulative Convertible Preferred Stock
  5*       --   Opinion of Hale and Dorr LLP.
 12        --   Computation of Ratios
 23.1      --   Consent of PricewaterhouseCoopers LLP.
 23.2*     --   Consent of Hale and Dorr LLP (included in their opinion
                filed as Exhibit 5).
 24        --   Power of Attorney (included on the signature page of this
                registration statement).
 27        --   Financial Data Schedule.

---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-64633).

(2) Incorporation by reference to the Company's Registration Statement on Form S-1 (File No. 333-79479).

 *  To be filed by amendment.